Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2011 to September 30, 2011)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (“K-IFRS”), OR KOREAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE (“KOREAN GAAP”), WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2011 to September 30, 2011)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Choi, Jong-Tae
Choi, Jong-Tae
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Shim, Tong-Wook
Shim, Tong-Wook
Senior Vice President
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

I.	Overview	4

II.	Business Organization	10

III.	Financial Statements	35

IV.	Corporate Governanceand Company Affiliates	39

Attachment:	Independent Accountants’ Review Report (Separate and consolidated)

3

I. OVERVIEW

1. Scope of Business

A.	POSCO (the “Company”)

Business		Note
(1)	Production and sale of crude steel and stainless steel products

(2)	Port/harbor loading/unloading, warehousing and packaging	No engagement in this business during the third quarter of the fiscal year 2011

(3)	Management of professional athletic organizations

(4)	Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses

(5)	Real property lease business

(6)	Public energy services and distribution system

(7)	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8)	Educational services and other incidental services

(9)	Production and sale of non-ferrous metals

(10)	Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B.	POSCO Corporate Group

(1)	Name of Corporate Group: POSCO

(2)	Companies Belonging to Large-scale Corporate Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., POSCO Engineering & Construction Co., Ltd., Seoung Gwang Co., Ltd., POSCO Research Institute, POSCO Processing & Service Co., Ltd., POSCO A&C Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO TERMINAL Co., Ltd., POSTECH VENTURE CAPITAL CORPORATION, METAPOLIS Co., Ltd., POSMATE, POSCO POWER CORPORATION, SNNC Co., Ltd., Poscoenc Housing Planning Co., Ltd., POSBRO COMPANY LTD., Suwon Green Environment Co., Ltd., POSCO TMC CO., LTD., POSWITH CO., LTD., UITrans LRT co., POSCO-Nippon Steel RHF Joint Venture Co., Ltd., Pohang Fuelcell Power Corporation, Cheongna IBT Co., Ltd., MegaAsset Co., Ltd., Gunsan Steel Processing and Fabricating Center CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., BASYS INDUSTRY CO., LTD., Pohang Steel Fabrication Center, POSCALCIUM Company, Ltd., DAKOS CO., LTD., SONGDO SE CO., Ltd., eNtoB Corporation, POSCO AST CO., LTD., DAIMYUNG TMS CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POMIC Co., Ltd., POS-HiMETAL CO., Ltd., POSFINE CO., Ltd., POS ECO HOUSING CO., Ltd., Mapo Hibroad Parking co., Ltd., Gwangyang Steel Processing and Fabricating Center Co., LTD., POSPlate Co., LTD., PLANT EST Co., Ltd., 9DIGIT CO., LTD., YU YOUNG METAL CO., LTD., SHINKI E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSGREEN Company, Ltd., Busan E&E Co., Ltd., POREKA Co., POSCO NST.CO., LTD., Pohang Scrap Distribution Center Co., Ltd., PSC Energy Global Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., POSMATEINSURE INSURANCE BROKER CO., LTD., Shinan Energy Co., Ltd., NewAltec Co., Ltd., PONUTech Co., Ltd., ReCO Metal Co., Ltd., Clean Gimpo Co., Ltd.

4

(a)	Changes in Companies Belonging to Large-scale Corporate Group before September 30, 2011

-	Addition of Subsidiary: Clean Iksan Co., Ltd. (January 3, 2011)

-	Addition of Subsidiary: Pohang Scrap Recyling Distribution Center Co., Ltd. (February 1, 2011)

-	POSCO Steel Service & Sales CO., Ltd. changed the company name to POSCO Processing & Service Co., Ltd. (February 28, 2011)

-	Exclusion of Subsidiary: Clean Iksan Co., Ltd. (March 17, 2011)

-	SAMJUNG PACKING AND ALUMINUM CO., LTD. changed the company name to POSCO M-TECH CO., LTD. (March 18, 2011)

-	POHANG SFC Co., Ltd. changed the company name to POHANG SPFC Co., Ltd. (March 29, 2011)

-	Addition of Subsidiary: SUNCHEON ECO TRANS Co., Ltd. (April 5, 2011)

-	Addition of Subsidiary: PSC Energy Global Co., Ltd. (April 5, 2011)

-	Addition of Subsidiary: POSMATEINSURE INSURANCE BROKER CO., LTD. (June 1, 2011)

-	Addition of Subsidiary: Shinan Energy Co., Ltd. (June 1, 2011)

-	Addition of Subsidiary: ReCO Metal Co., Ltd. (August 1, 2011)

-	Addition of Subsidiary: Clean Gimpo Co., Ltd. (August 1, 2011)

-	Addition of Subsidiary: NewAltec Co., Ltd. (September 1, 2011)

-	Addition of Subsidiary: PONUTech Co., Ltd. (September 1, 2011)

-	DAEWOOENGINEERING COMPANY CO., LTD. changed the company name to POSCO ENGINEERING CO., LTD. (September 26, 2011)

(b)	Changes in Companies Belonging to Large-scale Corporate Group after September 30, 2011

-	Addition of Subsidiary: Gale International, LLC. (October 1, 2011)

-	Addition of Subsidiary: Songdo International Sports Club, LLC. (October 1, 2011)

-	Exclusion of Subsidiary: YU YOUNG METAL CO., LTD. (October 10, 2011)

5

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

ø Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Date of the Establishment: April 1, 1968

(2)	Location of the Headquarter: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(3)	Steel Works and Offices

(a)	Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b)	Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business, the Company operates ten overseas offices as follows:

United Arab Emirates (Dubai), Czech Republic(Prague), the European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Russia (Moscow), Egypt (Cairo), Mongolia(Ullaanbaatar), Australia (Perth),

Republic of South Africa (Johannesburg) and the United States of America (Houston).

(4)	Composition of the Board of Directors (as of February 25, 2011)

(a)	Inside Directors

- There is no change.

6

(b)	Outside Directors

-	The terms of office for Ahn, Charles, Sun, Wook and Park, Sang-Yong have expired on February 25, 2011.

-	New members: Nam, Yong, Byun, Dae-Gyu and Park, Sang-Kil

(c)	Representative Directors

-	Prior to February 25, 2011: Chung, Joon-Yangand Choi, Jong-Tae

-	As of February 25, 2011: Chung, Joon-Yang, Choi, Jong-Tae, Park, Han-Yong and Oh, Chang-Kwan

(5)	Major POSCO Shareholders

(a)	National Pension Corporation holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(for further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011 and July 22, 2011)

B. Merger, Acquisition and Handover of Businesses

[none]

C. Major Changes in Production Facilities

There was no material change during the third quarter of the fiscal year 2011.

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

7

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2011)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

ø	The currency of the Republic of Korea is Korean Won ( “KRW”).
ø	Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

*	Treasury Stock Holding and Cancellation

	(As of September 30, 2011)
Method of Purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,792,072	—	342,955	—	7,449,117
Special Money Trust		2,361,885	131,389	—	—	2,493,274
Total		10,153,957	131,389	342,955	—	9,942,391

ø	Beginning Balance: as of December 31, 2010

C. Voting Rights

	(As of September 30, 2011)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	9,942,391	*Treasury Stock 9,942,391 shares
(3) Shares with Voting Rights	77,244,444	—

8

D. Earnings and Dividend

	(In millions of KRW)
	2011 3Q (January 1, 2011 ~ September 30, 2011)	2010	2009
Net Profit	2,421,657	4,202,791	3,172,264
Earning per Share (KRW)	31,347	54,558	41,380
Cash Dividend Paid	193,111	770,329	615,569
Pay-out Ratio	—	18.3%	19.4%
Dividend per Share (KRW)	2,500	10,000	8,000
Dividend Yield	—	2.03%	1.31%

9

II. BUSINESS

1. Overview

A. Classification of Business

We have four business segments as below:

steel, trading, engineering & construction and others.

B. Segment Results

	(In millions of KRW)
Category	2011 3Q (January 1, 2011 ~ September 30, 2011)		2010
	Sales	Operating Income	Sales	Operating Income
Steel	29,359,913	3,917,140	35,527,373	5,112,149
Trading	15,180,493	105,326	6,236,031	37,984
E&C	3,581,176	153,939	4,348,796	164,606
Others	2,129,177	213,639	1,775,056	118,781
Total	50,250,759	4,390,044	47,887,256	5,433,520

2. Current Situation

1) Steel

A. Domestic Market Share

(Millions of Tons, %)
Category	2011 3Q (January 1, 2011 ~ September 30, 2011)		2010		2009
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	50.5	100	58.4	100	48.6	100
POSCO	27.7	55	33.7	58	29.5	61
Others	22.8	45	24.7	42	19.1	39

ø	Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

(1)	The steel industry supplies materials to major industries, including the automobile, shipbuilding and electronics appliance industries

(2)	Domestic sales represent 63%, and overseas sales represent 37% of our total sales volume of steel products. The major overseas markets include Japan, China and Southeast Asian countries.

C. Current Situation and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	POSCO entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelwork facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	POSCO established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2)	Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining prospecting licenses in respect of certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended to the Indian central government approval of the Khandadhar Licenses on behalf of POSCO-India. (December, 2006)

(c)	The Indian central government denied approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for approval of the Khandadhar Licenses on behalf of POSCO-India. (January, 2009)

(e)	The first applicant for the Khandadhar Licenses filed a suit against the Orissa State Government claiming that its right as the first applicant should be respected. (February, 2010)

(f)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant approval for the Khandadhar Licenses to POSCO-India. (July, 2010)

(g)	The Orissa State Government filed a Special Leave Petition with the Indian Supreme Court. (November, 2010)

(h)	The relevant parties completed all the pleadings and the final hearing for disposal was set to start in January, 2012. (October, 2011)

(3)	Establishment of Steelworks in India

(a)	The Indian central government granted approval for environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted approval for environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted stage-one clearance for forest diversion with respect to 2,959 acres of forest land. (August, 2008)

(d)	The Indian central government granted approval for the deforestation of steel mill construction sites. (December, 2009)

11

(e)	Final plans for rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the project construction site due to the pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval the construction of the steel mills and port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted a final approval on the construction of the steel mills and port. (May, 2011)

(i)	POSCO cleared the state crop fields designated for the construction of its steel mill site. (June, 2011)

(4)	Establishment of Steelworks in Indonesia

(a)	POSCO entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	POSCO planned to enter into a joint venture agreement with Perseroan Terbatas Krakatau Steel in August, 2010

(c)	POSCO established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of the construction of the steelworks with an annual production capacity of 3,000,000 tons began in July 2011. The construction of the steelworks was scheduled to be completed by December, 2013. (July, 2010)

(f)	PT. KRAKATAU POSCO has continuously conducted piling work for the main facilities and poured concrete for the basic ground. (October, 2011)

(5)	Establishment of POSCO-Maharashtra Steel Pvt., Ltd. Continuous Galvanizing Line

(a)	The construction started with an annual production capacity of 450 thousand tons. (March, 2010)

(b)	The steel frame construction started. (October, 2010)

(c)	The construction and the installation of production facilities of a continuous galvanizing line commenced. (February, 2011)

(6)	Establishment of Guangdong Pohang Continuous Galvanizing Line in China

(a)	The establishment plan of Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan of Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	POSCO held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

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2) Trading

A. Market Share

(Millions of Dollars)

Category	2010 3Q (January 1, 2010 ~ September 30, 2010)	2011 3Q (January 1, 2011 ~ September 30, 2011)	Growth rate
Other Korean Trading Companies	337,637	415,280	23.0%
Daewoo International	4,693	6,125	30.5%

B. Current Situation and Prospect of New Businesses

Since Daewoo International Corporation (“Daewoo International”) is a global trading company which primarily engages in trading of steel and raw materials, the acquisition of Daewoo International resulted in the expansion of the steel market and the creation of a synergy among POSCO and its subsidiaries engaged in engineering and construction, information technology and plantation business. Daewoo International’s accumulated sales increased to KRW 1,365 billion in the third quarter of 2011, and operating income also increased to KRW 161billion in the third quarter of 2011.

In order to secure food and forestry resources and to support green growth policies with renewable energy resources, Daewoo International has newly entered into agro-resources development business. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishment of strategic agro-resources plantations such as rice, soybean, wheat and corn in South East Asia and Africa including oil palm plantations and afforestation programs.

3) Engineering & Construction

A. Current Situation and Prospect of New Businesses

POSCO Engineering & Construction, which was established in February 1982, is currently expanding its business area to civil engineering, architectural works, energy, urban development and low carbon & green growth business. In 2011, the size of the domestic construction market is expected to be KRW 110 trillion. Investment in the public sector of the construction industry in Korea is expected to be decreased due to financial deficit, but investment at the private sector of construction industry in Korea is expected to be stable. Regarding the number of the oversea contract signed in the third quarter of 2011, the business performance in the global market has been satisfactory. Even though the construction demand from the Middle East and the Southeast Asia has increased, our price competitiveness will not be strong due to the appreciation of KRW in the global market in the fourth quarter of 2011.

13

POSCO ENGINEERING COMPANY CO., LTD. succeeded in developing a management system for the global market and the Engineering, Procurement & Construction (the “EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategies and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the Southeastern Asian countries such as Thailand, Indonesia and Vietnam.

4) Others

A. POSCO Power

POSCO Power started its commercial operation in February 1972 as a privately-owned heat power plant in Korea. In early 1990’s, POSCO Power continuously remodeled and built more complex heat power plants due to the increase of the demand in electricity in Korea.

B. POSCO ICT

To create a synergy between its information technology and its industrial engineering services, POSCO ICT Co., Ltd. has developed its competitiveness in IT and manufacturing services utilizing automation technology. POSCO ICT Co., Ltd. is promoting its new business such as light emitting diode, smart grid and cloud computing.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd., founded in 1963, specializes in the manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical products and environmentally friendly products. POSCO Chemtech Company Ltd. provides refractories to a wide range of industries including steel, cement and glass companies. To be a global company, POSCO Chemtech Company Ltd. is currently expanding its market to Japan, China and Indonesia.

14

3. Key Products

A. Current Situation of Key Products

(In hundred millions of KRW)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	83,501	20.00%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	126,064	30.20%
	Cold-rolled Product (CR)	Western tableware, etc	77,598	18.59%
	By-Product	Cement material, etc	130,259	31.21%
	Gross Sum		417,422	100.00%
	Deduction of Internal Trade		(123,823)	—
	Sub Total		293,599	—
International Trade	Steel, Metal		103,974	49.71%
	Chemical, Strategic Item, Energy		32,376	15.48%
	Etc		72,803	34.81%
	Gross Sum		209,153	100.00%
	Deduction of Internal Trade		(57,348)	—
	Sub Total		151,805	—
Engineering & Construction	Domestic Construction	Architecture	13,174	23.48%
		Plant	12,699	22.63%
		Civil Engineering	9,434	16.81%
	Overseas Construction		14,990	26.72%
	Owned Construction		395	0.70%
	Etc		5,419	9.66%
	Gross Sum		56,111	100.00%
	Deduction of Internal Trade		(20,299)	—
	Sub Total		35,812	—
Others	Electricity Sales, etc		38,370	100.00%
	Deduction of Internal Trade		(17,079)	—
	Sub Total		21,292	—
Total Sum			502,508	—

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B. Price Trends of Key Products

			(In thousands of KRW/Tons, kWh)
Business Area	Products	2011 3Q (January 1, 2011 ~ September 30, 2011)	2010	2009
Steel Production	Hot-rolled Product (HR)	950	845	799
	Cold-rolled Product (CR)	1,074	987	925
Others	Electric Power	114	137	136
	Lime	105	112	117

ø	Trading and engineering & construction business are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Products and Objects for Calculation: unit prices of standard hot-rolled product and cold-rolled product

(b)	Unit and Method for Calculation: the average price of each product based on its total sales during the given period, including freight

(2)	Factors of Price Fluctuations

Response to the increase in the price of raw materials such as coal and iron ore in the first and second quarters of 2011, POSCO has raised its domestic steel price by KRW 160 thousand since April 22, 2011.

[Others]

*	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Situation of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel Production	Raw Materials	Iron Ore	Iron Ore for Blast Furnaces	75,710 (30.6%)	BHP Billiton of Australia, Rio Tinto, VALE of Brazil
		Coal	Coking Coal: Heat Source for Blast Furnaces	54,712 (22.1%)	Anglo of Australia, Rio Tinto, Teck of Canada
Smokeless Coal: Sintering Fuel
		Stainless Steel Materials	Key Materials for STS Production	54,535 (22.1%)	Nickel, Ferrocrome, STS Scrap Iron, etc.
		Other Minerals	Sub-materials for Iron-making, Steelmaking	62,284 (25.2%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	706 (12.6%)
		Steel Pile	Foundation of Structure	414 (7.4%)
		Steel Reinforcement	Strengthening Concrete	970 (17.3%)
		Cable	Electricity Transfer	193 (3.5%)
		Etc.	—	3,311 (59.2%)

Others	Raw Materials	LNG	Material for Power Generation	9,762
		Limestone	Production of Lime	703

17

B. Price Trends of Key Materials

			(In hundred millions of KRW)
Business Area	Category	2011 3Q (January 1, 2011 ~ September 30, 2011)	2010	2009
Steel Production (per ton)	Iron Ore	193	157	87
	Coal	288	221	166
	Scrap Iron	567	481	394
	Nickel	27,345	25,308	18,873
Engineering & Construction	Ready-mixed Concrete (per m3)	54	52	55
	Steel pile (per meter)	90	72	63
	Steel reinforcement (per kilogram)	1.0	0.7	0.7
	Cable (per meter)	1.0	0.8	0.7
Others	LNG (per ton)	872	781	737
	Lime (per ton)	22	22	22

[Steel]

ø	Key Factors in Price Fluctuations

(1)	Iron Ore

				(In Dollars/Tons)
	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010	2009
Trend of International Benchmark Price (Free On Board, “FOB”)	168	171	173	136	68

-	Platts Index (Fe 62%)

(2)	Coal

				(In Dollars/Tons)
	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010	2009
Trend of International Benchmark Price (FOB)	315	330	225	191	172

-	Coal (FOB): based on Australian premium hard coking coal price

18

(3)	Scrap Iron

				(In Dollars/Tons)
	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010	2009
Trend of Purchase Price (Cost and Freight, “CFR”)	494	480	495	409	307

-	Scrap Iron (CFR)

(4)	Nickel

	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010	2009
Trend of London Metal Exchange (“LME”) Cash Price	USD 10.01/lb USD 22,069/ton	USD 11.00/lb USD 24,227/ton	USD 12.20/lb USD 26,903/ton	USD 9.89/lb USD 21,809/ton	USD 6.65/lb USD 14,655/ton

[Engineering and Construction]

*	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS400 406.4x7.9T
Steel Reinforcement	High tensile deformed bar SD40 D10
Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

(b)	Lime: purchase price of lime and transportation fees

Increase in electricity price is due to the increase of raw material cost and the foreign exchange rate

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2011 3Q (January 1, 2011 ~ September 30, 2011)	2010	2009
Steel Production	Crude Steel	28,320	37,560	34,760

[Others]

				(MW, Thousands of Tons)
Business Area	Products		2011 3Q (January 1, 2011 ~ September 30, 2011)	2010	2009
Power Generation	Electric Power	Incheon	2,289	1,800	1,800
		Gwangyang	213	284	—
Lime	Lime	—	1,643	2,190	2,190

B. Production and Capacity Utilization Rate

[Steel]

(1)	Production

			(Thousands of Tons)
Business Area	Products	2011 3Q (January 1, 2011 ~ September 30, 2011)	2010	2009
Steel Industry	Crude Steel	29,003	35,365	31,050
	Hot-Rolled Products	6,299	9,120	8,803
	Plate	4,661	4,639	4,486
	Wire Rod	1,588	2,332	2,248
	Pickled-Oiled Steel Sheets	1,854	2,450	1,664
	Cold-Rolled Products	6,156	7,621	6,126
	Coated Steel	4,053	4,627	3,264
	Electrical Steel	953	1,211	974
	Stainless	1,683	1,970	1,520
	Others	2,311	3,066	2,474
	Total Products	29,560	37,035	31,560

ø	Inside trades among subsidiaries have beenaccurately reflected on the table.

20

(2)	Capacity Utilization Rate for the Third Quarter of the Fiscal Year of 2011

	(Thousands of Tons)
Business Area	Capacity	Production	Utilization Rate
Crude Steel Production	28,320	29,003	102.41%

- Capacity Utilization Rate = Production/ Production Capacity

ø Trade and engineering and construction business have not been reflected on the table due to difficulties in measuring capacity, production, and utilization rate of such business.

[Others]

(1)	Production

		(Gwh,Thousands of Tons)
Business Area	Products	2011 3Q (January 1, 2011 ~ September 30, 2011)	2010	2009
Power Generation	Electric Power	8,493	4,863	1,909
Lime	Lime	1,801	2,256	2,040

(2)	Capacity Utilization Rate for the Third Quarter of 2011

		(hr, Thousands of Tons)
Business Area	Products	Capacity	Production	Utilization Rate
Power Generation	Electric Power	12,932	10,383	80.3%
Lime	Lime	1,643	1,801	109.6%

21

C. Production Facilities

[Land]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	1,450,215	491,900			1,942,115
Trade	144,392	7,439			151,831
Engineering & Construction	58,174	20,959			79,133
Others	359,070	45,711			404,781

Total	2,011,851	566,009			2,577,860

[Building]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	3,029,483	582,736		(186,563)	3,425,656
Trade	273,692		(104,861)	(5,414)	163,417
Engineering & Construction	76,156		(17,799)	(1,420)	56,937
Others	171,832	137,527		(11,295)	298,064

Total	3,551,163	720,263	(122,660)	(204,692)	3,944,074

[Structures]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	1,975,735	156,802		(112,202)	2,020,335
Trade	11,182	648		(494)	11,336
Engineering & Construction	4,801	1,680		(252)	6,229
Others	78,471	98,127		(6,681)	169,917

Total	2,070,189	257,257	0	(119,629)	2,207,817

22

[Machinery and Equipments]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	12,865,983	2,723,455		(1,022,622)	14,566,816
Trade	191,884		(37,901)	(7,166)	146,817
Engineering & Construction	16,697	14,175		(6,438)	24,434
Others	702,818	852,015		(110,538)	1,444,295

Total	13,777,382	3,589,645	(37,901)	(1,146,764)	16,182,362

[Vehicles]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	48,626	7,075		(7,537)	48,164
Trade	8,218		(1,582)	(1,492)	5,144
Engineering & Construction	3,157	1,633		(1,009)	3,781
Others	4,173	4,320		(1,925)	6,568

Total	64,174	13,028	(1,582)	(11,963)	63,657

[Tools and Fixtures]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	44,963	26,416		(16,369)	55,010
Trade	1,424	743		(437)	1,730
Engineering & Construction	1,957	316		(420)	1,853
Others	27,094	6,271		(11,707)	21,658

Total	75,438	33,746	0	(28,933)	80,251

23

[Equipment]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	83,918	13,502		(2,800)	94,620
Trade	11,870	4,970		(3,205)	13,635
Engineering & Construction	9,477	794		(977)	9,294
Others	19,412	21,283		(6,290)	34,405

Total	124,677	40,549	0	(13,272)	151,954

[Financial Lease Assets]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	11,149	7,563		(739)	17,973
Trade	499	210		(169)	540
Engineering & Construction	10,521	1,547		(2,121)	9,947
Others	20,937	0		(7,968)	12,969

Total	43,106	9,320	0	(10,997)	41,429

(2)	Major Capital Expenditures

(a)	Investments under Construction

[Steel]	(In hundred millions of KRW)

Products		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
		November, 2010 ~ July, 2014	G) Establishment of the Fourth Hot-coil Mill	16,015	1,663	14,352
		April, 2008 ~ December, 2011	G) Establishment of the Fifth Coking Mill & Fifth Sintering Mill	17,059	16,370	689
POSCO	Expansion	April, 2008 ~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	5,726	7,284
		October, 2008 ~ March, 2012	P) Establishment of the Pickling Galvanazing Line	2,689	2,094	595
		March, 2011 ~ January, 2014	P) Optimization of the Facilities	22,034	1,593	20,441
	Renovation / Replacement	December 2010 ~ June 2014	G) Renovation of the First & Fifth Furnace	10,595	1,329	9,266
			Other Projects	28,870	8,281	20,589

24

POSCO Specialty Steel	Expansion	November, 2009 ~ April, 2012	Establishment of a New Mill (0.6 million ton)	2,584	985	1,599
	Renovation / Replacement	April 2010 ~ February 2012	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,501	456	1,045
		July 2010 ~ December 2011	Renovation / Replacement of New Equipments in the Existing Steel Wire Producing Mill	120	74	46

COATED & COLOR STEEL Co., Ltd.	Expansion	April 2010 ~ August 2012	Establishment of MCCL (Metal Copper Clad Laminate) Mill	477	18	459

POSCO AST CO., LTD.	Expansion	September 2011 ~ May 2013	Establishment of a Factory and Facilities	447	34	413

POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Expansion	May 2011 ~ January 2012	Third Plant	168	30	138

POSCO VST Co., Ltd.	Expansion	December 2010 ~ February 2012	Installation of the Second Cold Rolling-Mill	1,380	588	792

POSCO-JNPC Co., Ltd.	Expansion	March 2011 ~ October 2011	Purchase of the Land and Establishment Building	222	165	57

POSCO Maharashtra Steel Private Limited	Expansion	March 2010 ~ May 2012	Installation of a Continuous Galvanizing Line (0.45 million ton)	2,488	2,146	342
		July 2011 ~ December 2013	Establishment of a Cold-Coiled Mill in India (1.8 million ton)	7,339	312	7,027

POSCO-Mexico Co., Ltd.	Expansion	November 2011 ~ June 2013	Installation of the Second Continuous Galvanizing Line	3,179	123	3,056

ø	P stands for Pohang steel works.
ø	G stands for Gwangyang steel works.

25

[Trading]

					(In hundred millions of KRW)
Items		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
DAEWOO INTERNATIONAL	Expansion	January 2009 ~ September 2014	Construction of Gas Production, Processing and Transportation Facilities for Gas Fields in the Offshore Blocks A-1, A-3 in Myanmar	15,993	7,373	8,620

[Others]

					(In hundred millions of KRW)
Items		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO POWER	Expansion	October 2011 ~ September 2013	P) Establishment of Combined Cycle Power Plant	5,950	249	5,701
POSCO ICT Co., Ltd.	Expansion	January 2011 ~ December 2011	Expansion of System Management Server	300	83	217
	Expansion	January 2011 ~ December 2011	Current Investment	400	328	71
POSCO CHEMTECH COMPANY LTD.	Expansion	January 2011 ~ December 2011	Maintenance of a Refractory Plant	638	202	436
		April 2011 ~ September 2011	Establishment of a Secondary Battery Anode Material Plant	189	178	12
POS-HiMETAL CO., Ltd.	Expansion	April 2010 ~ September 2011	Establishment of a Ferromanganese Producing Mill	2,396	2,117	279

ø	The investments over KRW 10,000 million are listed on the table, and the purchase of shares has not been reflected on the table.

26

(b)	Planned Investments

[Steel]

			(In hundred millions of KRW)
Company	Project	Planned Investments
		2011	2012	2013
POSCO	Expansion, Renovation and Replacement of Existing Facilities	18,611	20,093	28,589
		2,599	2,233	2,489
[Trading]
Company	Project	Planned Investments
		2011	2012	2013
DAEWOO INTERNATIONAL	Expansion, Renovation and Replacement of Existing Facilities	3,565	3,325	3,167
[Engineering & Construction]
			(In hundred millions of KRW)
Company	Project	Planned Investments
		2011	2012	2013
POSCO Plant Engineering	Expansion, Renovation and Replacement of Existing Facilities	211	223	217
POSCO A&C Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	124	—	—
[Others]
			(In hundred millions of KRW)
Company	Project	Planned Investments
		2011	2012	2013
POSCO CHEMTECH COMPANY LTD.	Expansion, Renovation and Replacement of Existing Facilities	827	—	—

ø	The investments over KRW 10,000 million are listed on the table, and the purchase of shares has not been reflected on the table.

27

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2011 3Q (January 1, 2011 ~ September 30, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Domestic	Hot-Rolled Products	54,473	49,940
	Cold-Rolled Products	53,498	77,936
	Stainless Steel	28,795	31,621
	Others	93,863	95,802

	Subtotal	230,629	255,299

Export	Hot-Rolled Products	29,027	22,075
	Cold-Rolled Products	72,566	88,887
	Stainless Steel	48,803	61,178
	Others	36,396	27,236

	Subtotal	186,792	199,376

Total	Gross Sum	417,422	454,675

	Internal Transaction	(123,823)	(99,401)

	Net Sum	293,599	355,274

28

[Trading]

		(In hundred millions of KRW)
Items		2011 3Q (January 1, 2011 ~ September 30, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Domestic	Product	766	217
	Merchandise	6,469	1,721
	Others	53	19
Export	Product	1,385	347
	Merchandise	66,364	22,653
	Others	274	64
Trade among Korea, China, Japan		133,841	68,060
Gross Sum		209,153	93,081
Internal Transaction		(57,348)	(30,721)

Net Total		151,805	62,360

[Engineering & Construction]

				(In hundred millions of KRW)
Items			2011 3Q (January 1, 2011 ~ September 30, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Construction Contract Revenue	Domestic	Architecture	13,174	12,823
		Plant	12,699	32,811
		Civil Engineering	9,434	11,355
	Overseas		14,990	8,441
Own Construction			395	6,101
Other Subsidiary company sales			5,419	7,704
Gross Sum			56,111	79,235
Internal Transaction			(20,299)	(35,747)

Total			35,812	43,488

[Others]

		(In hundred millions of KRW)
Items	2011 3Q (January 1, 2011 ~ September 30, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Electric Power	21,292	17,751

29

7. Derivatives - Currency Forward Contracts

If the Exchangeable Notes to American Depository Receipts of SK Telecom issued on August 19, 2008, had been converted on June 30, 2011, the derivative valuation of the profit would have been KRW 530 million.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January 2010	- The purpose of the Cooperation Agreement is to obtain 15% stake in Roy Hill iron ore mine in Australia
	Share Purchase Agreement with Thainox Stainless Public Co., Ltd.	July 2011

-   POSCO made a share purchase agreement to obtain certain additional equity interest (at least 3,975,811,641 outstanding shares) in Thainox Stainless Public Co., Ltd for the expansion of global stainless steel market. The share purchase will cost KRW 305,875,092,782.

DAEWOO INTERNATIONAL	Gas Sales and Purchase Agreement (“GSPA”) regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December 2008

1) Contract Parties

-   Seller: Daewoo International ( 51%), ONGC Videsh Limited (17%), Myanma Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

-   Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

-   Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

-   Gas production period is expected to be approximately 30 years.

-   Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

-   CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligation.

30

ø Related Public Announcements

-   December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August 2009

1) Total Investment: USD 1,679 million (Daewoo portion)

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

-   Location: the north-western offshore and onshore in Myanmar

-   Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

-   Date of Gas Supply: May 1, 2013, daily gas production rate during plateau period: 50,000ft3/day

-   The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 development will commence consequently approximately 10 years after the completion of the phase 1 development.

-   3 main business areas: Upstream & offshore midstream (offshore platform, subsea system, offshore gas pipeline, onshore gas terminal), Daewoo International (51%), ONGC Videsh Limited (17%), Myanma Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

31

	Sale of Daewoo Cement (Shandong) Company Limited	July 2011

(1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

(2) Other information

(A) The sale price of the all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

(B) The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of fiscal year 2010, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 5,471,000,000 under the K-IFRS.

(C) The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be the date when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

(D) Sale agreement can be nullified when condition precedents of the contract (i.e government approvals, etc) are not satisfied.

POSCO ICT	Real Estate Contract	March 2011	- POSCO ICT has purchased its new office building in Pangyo after the sale of its office building in Bundang. - Sale Price of its Office Building in Bundang: KRW 65,000,000,000

ø	Please, refer to Form 6-K for additional information.

32

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization	Staff
Steel			Technical Research Laboratory (Group)	836
			New Growth Technology Strategy Department	26
	POSCO	POSCO’s Department	Iron and Steel Technology Strategy Department	78
			Environment and Energy Department	20
			Total	960
	POSCO Specialty Steel		R&D Group	18
	POSCO COATED & COLOR STEEL		Product Research Group	11
	POSCO-Nippon Steel RHF Joint Venture Co., Ltd.		Product Research Group	2
	POSCO AST CO., LTD.		Product Research Team	2
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
	POSCO Thainox Public Company Ltd.		Product Development and Research	19
International Trade	DAEWOO International		Pusan Plant R&D Center Development Team	63
Engineering & Construction	POSCO Engineering & Construction		R&D Center	112
	POSCO Plant Engineering		Technology Innovation Group	12
	POSCO A&C		R&D Center, Quality Engineering Team	9
Others	POSCO POWER		R&D Center	36
	POSCO ICT		Information Control Lab	70
	POSCO CHEMTECH COMPANY LTD		R&D Center	32
	POSCO M-TECH CO., LTD.		R&D Center	26
	POS-HiMETAL CO., Ltd.		Product Research Department	12

33

B. R&D Expenses	(In millions of KRW)

Category	Business Area
	Steel	International Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	106,386	1,016	12,978	25,343	145,723
Manufacturing Cost	254,244	—	3,944	3,703	261,891
R&D Cost (Intangible Assets)	8,524	—	1,735	1,440	11,699
Total	369,154	1,016	18,657	30,486	419,313
R&D/Sales Ratio	1.26%	0.01%	0.52%	1.43%	0.83%

34

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary on Fiscal Years 2010 and the Third Quarter of Fiscal Year 2011

(In millions of KRW)

Account	2011 3Q (January 1, 2011 ~ September 30, 2011)	December 31, 2010	January 1, 2010
[Current Assets]	13,923,247	12,993,605	12,899,862
Cash & Cash equivalents	1,219,753	672,426	626,782
Accounts Receivable	4,143,876	3,548,448	2,951,783
Other Current Financial Instruments	1,173,784	2,754,319	6,304,563
Inventories	7,305,877	5,998,545	2,996,325
Other Current Assets	79,957	19,867	20,409
[Non-current Assets]	38,427,662	36,092,622	28,954,817
Other Non-current Financial Instruments	4,277,538	5,015,783	4,438,130
Investment Securities	12,392,338	10,470,156	5,787,831
Tangible Assets	21,050,582	20,011,110	18,412,868
Good Will & Other Intangible Assets	234,062	229,137	201,614
Other Non-current Assets	473,142	366,436	114,374
Total Assets	52,350,909	49,086,227	41,854,679
[Current Liabilities]	6,298,512	6,051,454	2,954,337
[Non-current Liabilities]	8,987,803	7,011,278	6,243,096
Total Liabilities	15,286,315	13,062,732	9,197,433
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,227,692	1,158,539	1,158,539
[Retained Earnings]	37,411,350	35,774,259	32,784,996

35

Account	2011 3Q (January 1, 2011 ~ September 30, 2011)	December 31, 2010	January 1, 2010
[Other Equity]	(2,056,851)	(1,391,706)	(1,768,692)
Total Shareholders’ Equity	37,064,594	36,023,495	32,657,246
Total Sales	29,105,542	32,582,037	—
Operating Income	3,503,626	4,784,518	—
Net Income	2,421,657	3,784,361	—

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean International Financial Reporting Standards (the “K-IFRS”) and Certified Public Accountant’s audit opinions on financial statements.

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached financial report as of the third quarter of the fiscal year 2011 as of September 30, 2011.

(2)	Income Statements

Refer to the attached financial report as of the third quarter of the fiscal year 2011 as of September 30, 2011.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

36

2. Consolidated Financial Statements

A. Summary on Fiscal Years 2010 and the Third Quarter of Fiscal Year 2011

	(In millions of KRW)
Account	2011 3Q (January 1, 2011 ~ September 30, 2011)	December 31, 2010	January 1, 2010
[Current Assets]	33,375,476	27,672,377	20,429,855
Cash & Cash equivalents	5,006,916	3,521,045	2,273,059
Other Current Financial Instruments	3,307,751	4,383,302	7,211,023
Accounts Receivable	11,025,643	9,219,011	5,300,233
Inventories	12,204,033	9,559,206	4,918,413
Other Current Assets	1,831,132	989,812	727,126
[Non-current Assets]	44,559,228	41,746,049	31,097,292
Other Non-current Financial Instruments	5,711,588	6,417,038	5,308,660
Investment Securities	3,693,668	3,306,425	950,449
Tangible Assets	27,759,918	25,437,740	22,342,747
Good Will & Other Intangible Assets	5,190,303	4,619,169	754,231
Other Non-current Assets	2,203,751	1,965,676	1,741,204
Total Assets	77,934,704	69,418,426	51,527,146
[Current Liabilities]	21,061,020	18,276,777	9,013,631
[Non-current Liabilities]	16,666,014	12,604,482	9,179,835
Total Liabilities	37,727,035	30,881,259	18,193,465
[Controlling Interest]	37,807,097	36,575,685	32,679,964
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,179,521	1,101,561	1,199,666
Retained Earnings	37,762,655	35,955,177	32,634,833
Other Controlling Interest	(1,617,482)	(963,456)	(1,636,939)
[Minority Interest]	2,400,572	1,961,481	653,717
Total Shareholders’ Equity	40,207,669	38,537,167	33,333,681
Total Sales	50,250,759	47,887,255	49,133,853
Operating Income	4,390,043	5,433,520	4,838,551
Consolidated Net Profit	2,693,831	4,185,651	4,693,204
[Controlling Interest]	2,640,554	4,105,623	3,532,115
[Minority Interest]	53,277	80,029	(25,086)
Consolidated Total Comprehensive Income	1,863,951	4,765,441	4,693,204
[Controlling Interest]	1,934,964	4,639,672	3,532,115
[Minority Interest]	(71,012)	125,769	(25,086)
Number of Consolidated Companies	219	173	112

37

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with K-IFRS and applied it to each company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated financial report for the third quarter of the fiscal year 2011 as of September 30, 2011.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the third quarter of the fiscal year 2011 as of September 30, 2011.

38

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our articles of incorporation, our board shall consist of five directors who also act as our executive officers (the “Inside Directorseter, directors has the ultimate responsibility for manathe “Outside Directorset. Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the Board of Directors after the board reviews such candidates Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recoll consist of five directors who also act as our executive officers (.e Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Commitee

ø	Composition of the Special Committees under the Board of Directors and their Functions

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Nam, Yong Byun, Dae-Gyu Park, Sang-Kil Choi, Jong-Tae

-   Reviews the qualifications of potential candidates

-   Proposes nominees to serve on the Board of Directors as Outside Directors

-   Advances nomination of Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Han, Joon-Ho, Lee, Chang-Hee, Byun, Dae-Gyu Yoo, Jang-Hee	- Executes management succession and development plans - Establishes evaluation procedures of directors - Reviews directorstion procedures of retirement allowance

39

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Han, Joon-Ho Lee, Young-Sun Nam, Yong Park, Han-Yong Oh, Chang-Kwan

-   Advances deliberation of new crucial investments in other companies

-   Revises the internal regulations regarding the operation of the Board of Directors

-   Deliberates financial matters and donations between KRW 100 million and KRW 1 billion

Audit Committee	2 Outside Directors	Lee, Chang-Hee Park, Sang-Kil

-   Audits the accounting system and business operations

-   Examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Lee, Chang Hee Park, Sang-Kil Yoo, Jang-Hee

-   Reviews the related party and the other internal transaction exceeding KRW 10 billion if it complies with the MRFTA

-   Reviews the related party and the other internal transactions exceeding KRW 5 billion but less than 10 billion if it complies with the MRFTA and accept or reject the execution of such transaction

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang Choi, Jong-Tae Park, Han-Yong Oh, Chang-Kwan Kim, Jin-Il

-   Oversees decisions with respect to our operational and management matters

-   Reviews management’s proposals of new strategic initiatives

-   Reviews deliberation over critical internal matters related to the organization structure and development of personnel

-   Reviews and revise working policies and welfares

*	The Vacancy Replacements of the Special Committees Resulting from the Resignation of an Outside Director, Kim, Byung Ki (August 11, 2011)

-	A Chairman of the Evaluation and Compensation Committee : Han, Joon-Ho

-	A Member of the Evaluation and Compensation Committee : Yoo, Jang-Hee

-	A Member of the Related Party Transactions Committee : Yoo, Jang-Hee

*	Changes in the member of Director Candidate Recommendation Committee (November 4, 2011)

40

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

ø	Composition of the Director Candidate Recommendation Committee

-	Effective Date: February 25, 2011

Lee, Young-Sun (Chairman)	Outside Director

<Satisfies the regulation requiring that more than 50% of directors should be from outside>

•      Outside Directors (3), Inside Director (1):

Pursuant to Article 542-8 of the Commercial Code of the Republic of Korea

Nam, Yong (Member)	Outside Director
Byun, Dae-Gyu (Member)	Outside Director
Choi, Jong-Tae (Member)	Inside Director

ø	Changes after the Director Candidate Recommendation Committee After September 30, 2011 (As of November 4, 2011)

Nam, Yong (Member)	Outside Director

<Satisfies the regulation requiring that more than 50% of directors should be from outside>

•      Outside Directors (3), Inside Director (1):

Pursuant to Article 542-8 of the Commercial Code of the Republic of Korea

Byun, Dae-Gyu (Member)	Outside Director
Park, Sang-Kil (Member)	Outside Director
Choi, Jong-Tae (Member)	Inside Director

41

(3)	List of Outside Directors (as of September 30, 2011)

Name	Experience	Relation with Majority Shareholder	Remarks
Yoo, Jang-Hee	- President, East Asian Economic Association, Japan - Former Vice President, External Affairs, Ewha Womans University	None	Chairman Board of Director
Han, Joon-Ho	- CEO and Vice Chairman, Samchully Co., Ltd. - Former Chairman and CEO, Korea Electric Power Corporation	None
Lee, Young-Sun	- President of Hallym University - Former Professor of Yonsei University	None
Lee, Chang Hee	- Professor of College of Law, Seoul National University - Former International Director, Tax Law Association	None
Nam, Yong	- Vice Chairman and CEO, LG Electronics - President of Strategic Business Initiatives, LG Corporation Co., Ltd. - President and CEO, LG Telecom, Ltd.	None
Byun, Dae-Gyu	- Chairman and CEO, Humax Co., Ltd. - Member of National Science and Technology Council- Full member of the National Academy of Engineering of Korea	None
Park, Sang-Kil	- Attorney at Law, Kim and Chang - Prosecutor General, Daejeon High Prosecutor’s Office - Prosecutor General, Busan High Prosecutor’s Office	None

ø	Changes after June 30, 2011

-	Kim, Byung-Ki has resigned from the Outside Director’s positon on July 1, 2011.

ø	List of Key Activities of the Board of Directors (January 1, 2011 – November 29, 2011)

42

Session	Date	Agenda	Approval
2011-1	January 13

1. Approval of the financial statements for the forty-third fiscal year and convening schedule of the forty-third general meeting of shareholders

2. Disposal of treasury shares according to execute equity swap with Kookmin Bank

All 2 Cases Approved
2011-2	February 1

1. Agenda for the forty-second general meeting of shareholders

2. Financing plan for the first half of the fiscal year 2011

3. Establishment of an electrical steel coil production line in India

4. Recommendation of candidates for Inside Directors

All 4 Cases Approved
2011-3	February 22	Improvement plan for the operation of the Board of Directors	Approved
2011-4	February 25

1. Appointment of a chairman of Board of Directors

2. Appointment of the special committee members

3. Approval of designation of positions for executive officers

4. Approval of designation of positions for Inside Directors

All 4 Cases Approved
2011-5	March 25

1. Approval for the establishment of a FINEX Plant, a wire-rod production plant and a stainless steel production plant at Pohang steel works

2. Participation inZirconium / Titanium mine joint venture

3. Investment plan for POSCO-National Pension Service Global Investment Fund

All 3 Cases Approved
2011-6	May 13

1. Investment plan for POSCO-CSPC Co. Ltd in Brazil

2. Capital increase and payment guarantees of POSCO-Mexico

3. Capital increase for the benefit of a domestic affiliate, POSCO AST Co., Ltd.

4. Participation in the final bidding for the acquisition of Korea Express Co., Ltd.

5. Issuance of the Global Exchangeable Bonds (*)

6. Contribution to the POSCO Educational Foundation

7. Amendment to the internal accounting management regulation

8. Amendment to the compensation standard for directors and officers

All 8 Cases Approved
2011-7	August 11

1. Additional purchase of shares of Nacional Minerios S.A., Brazilian iron ore miner

2. Financing plan for the second half of the fiscal year 2011

3. Distribution of 2011 interim dividend

4. Business plan of POSCO Processing & Service Co., Ltd. for the fiscal year 2011

5. Business plan of Daewoo International for the fiscal year 2011

6. Changes in the members of the special committee

7. Improvement of the long-term incentives for the Board of Directors

8. Donation for the recovery from the severe rain storm

All 8 Cases Approved
2011-8	November 4

1. POSCO POWER CORPORATION’s disposal plan of the shares of POSCO E&E

2. Provison of Busan E&E Co., Ltd.’s shares as security for the loan from Korean Development Bank for the Busan Refuse-Derived Fuel Project

3. POSCO’s calcination facilities lease contract with POSCO CHEMTECH COMPANY LTD.

4. Changes in members of the Director Candidate Recommendation Committee

5. Revision of the operating rules of the Board of Directors (**)

All 5 Cases Approved

(*)	Issuance of the Global Exchangeable Bonds : Issuance of the Global Exchangeable Bonds shall be discussed after reviewing re-issuance of the Global Exchangeable Bonds or disposal of the Amercian Depository Receipts (“ADRs”).
(**)	Revision of the operating rules of the Board of Directors: The operating rules of the Board of Directors have amended for effective operation of the Board of Directors.

43

ø	Major Activities of Outside Directors on the Board of Directors (January 1, 2011 – November 29, 2011)

2011-1	January 13	8
2011-2	February 1	8
2011-3	February 22	8
2011-4	February 25	8
2011-5	March 25	8
2011-6	May 13	8
2011-7	August 11	7	Kim, Byung-Ki has resigned from the outside director’s position on July 1, 2011.
2011-8	November 4	7

(4)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2011 – November 29, 2011)

Session	Date	Agenda	Approval
2011-1	January 27	Assessment of qualifications of Inside Directors	-
2011-2	February 1	Assessment of qualifications and recommendation of Outside Directors	Approved
2011-3	February 21	Improvement plan for operation of the Board of Directors	-
2011-4	February 25	1. Appointment of the special committee members 2. Approval of the designation of executive officers 3. Appointment of Inside Directors	-
2011-5	August 11	Changes in the members of the special committee	-
2011-6	November 4	Changes in the members of Director Candidate Recommendation Committee	-

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2011 – August 11, 2011)

Session	Date	Agenda	Approval
2011-1	January 13	Evaluation of the management in 2010	Approved
2011-2	May 13	Amendment to the compensation standard for directors and officers	-
2011-3	August 8	Improvement of the long-term incentives for the Board of Directors	-

*	Kim, Byung-Ki has resigned from the outside director’s position on July 1, 2011.

44

(c)	Major Activities of Finance and Operation Committee (January 1, 2011 – November 29, 2011)

Session	Date	Agenda	Approval
2011-1	January 13	Disposal of treasury shares according to execute equity swap with Kookmin Bank	-
2011-2	February 1	Financing plan for the first half of the fiscal year 2011	-
2011-3	February 21	Improvement plan for operation of the Board of Directors	-
2011-4	March 24	1. Participation of Zirconium / Titanium mine joint venture	-
		2. Investment plan for POSCO-National Pension Service Global Investment Fund	-
		3. Certification of payment for Zhangjiagang Pohang Stainless Steel Processing Center Co., Ltd.	Approved
2011-5	May 12	1. Issuance of Global Exchangeable Bonds	-
		2. Participation in the final bidding for the acquisition of Korea Express Co., Ltd.	-
		3. Participation in the wind power generation project *	-
		4. Payment guarantee for the Titanium Slab joint venture	Approved
		5. Contribution to the National Academy of Science	Approved
2011-6	June 17	1. Certification of payment for POSCO-Mexico Co., Ltd.	Approved
		2.Contribution to the Pyeong Chang 2018 Olympic and Paralympic Winter Games Bid Committee	Approved
2011-7	June 27	Participation in the Business Productivity Partnership Program	Approved
2011-8	August 8	1. Additional share purchase in Nacional Minerios S.A., Brazilian iron ore miner	-
		2. Financing plan for the second half of the fiscal year 2011	-
		3. Share Purchase of the 50% of shares of Poschrome Ltd. owned by Samancor Ltd.	Approved
2011-9	November 4	1. Revision of the operating rules of the Board of Directors	-
		2. Participation in Small Medium Enterprises Partnership Fund	Approved
		3. Participation in the Matching Grant Plan	Approved

*	Participation in the wind power generation project has been on hold by the Board of Directors for the further review of business plans and strategies.

45

(d)	Major Activities of Related Party Transaction Committee (January 1, 2011 – November 29, 2011)

Session	Date	Agenda	Approval
2011-1	January 12	Fair Trading Program operating result and plan	-
2011-2	March 24	Change of a Fair Trading Program manager	Approved
2011-3	May 12	1. Contribution to the POSCO Educational Foundation 2. Capital increase for the double width equipment of POSCO-AST Co., Ltd	-
2011-4	August 10	Reporting the operation of the Fair Trading Program for the first half of fiscal year 2011.	-
2011-5	November 3	1. POSCO’s calcination facilities lease contract with POSCO CHEMTECH 2. POSCO POWER CORPORATION’s disposal plan of POSCO E&E’s shares 3.Provison of Busan E&E Co., Ltd.’s shares as security for the loan from Korea Development Bank for the Busan Refuse-Derived Fuel Project 4. Current status of the Fair Trading Programs for domestic major companies	-

*	Kim, Byung-Ki has resigned from the outside director’s postion on July 1, 2011.

(e)	Major Activities of Executive Management Committee (January 1, 2011 – November 29, 2011)

Session	Date	Agenda	Approval
2011-1	January 18	1. Establishment of an electrical steel coil production line in India 2. Capital increase for the establishment of the third plant at POSCO-CSPC Co. Ltd.	- Approved
2011-2	February 1	Additional funding for the release of altitude limit of a new steel making plant at Pohang steel works	Approved
2011-3	February 23	Establishment of the third equipment extension site at Gwangyang works	Approved
2011-4	March 29	1. Establishment of a fast process equipment for the disposal of slags at Gwangyang works	Approved
		2. Rationalization of the first stainless steel rolling line at Pohang steel works	Approved
2011-5	April 26	1. Investment plan for POSCO-CSPC Co. in Brazil	-
		2. Capital increase and payment guarantees of POSCO-Mexico continuous galvanizing line	-
		3. Rationalization of the first and the second sintering line and improvement of the dust collection equipments used at the first, the second, the third and the fourth sintering line in Gwangyang	Approved
2011-6	May 26

1. Improvement of the dust collection equipments used at the second and the third stainless steel manufacturing line

2. Establishment of a rolled steel processing center in Jilin, China

3. Closing of the Shareholders Registry for the 2011 interim dividend

Approved Approved Approved
2011-7	June 27	Construction of laboratory buildings for raw material testing and ERC	Approved
2011-8	August 23	1.Expansion of the first Hot Press Forming Line at Gunsan Steel Processing and Fabricating Center Co., Ltd.	Approved
		2. The 301st domestic issuance of public bond	Approved
2011-9	September 26	1. Establishment of a training center in Gwangyang 2. The 303st domestic issuance of public bond	Approved Approved
2011-10	October 24	Capital increase and payment guarantees of PT. KRAKATAU POSCO (*)	-
2011-11	November 22	1. Capital increase of POSTECH VENTURE CAPITAL CORPORATION 2. Fe Powder Business (**)	- Not approved

(*)	Capital increase and payment guarantees of PT. KRAKATAU POSCO: Capital increase and payment guarantees of PT. KRAKATAU POSCO shall be discussed after signing the facilities implementation agreement between POSCO and PT. KRAKATAU POSCO and finalizing the budget for such facilities implementation.
(**)	Fe Powder Business: Fe powder business shall be discussed in the Executive Management Comnitees after reviewing the application technology of Fe powder and the size of Fe powder business.

46

B. Audit Committee

Under the Korean laws and our articles of incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. We currently have an Audit Committee composed of two Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (chairman), Park, Sang-Kil.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	prpproving audit and non-audit services;

•	previewing annual financial statements;

•	vieviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

In addition, in connection with the general meetings of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

47

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee Park, Sang-Kil	Satisfies requirements stipulated in the articles of incorporation	Chairman

- Kim, Byung-Ki has resigned from the outside director’s position on July 1, 2011.

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2011 – November 3, 2011)

Session	Date	Agenda	Approval
2011-1	January 12	• Report Agenda - Reporting of the operations of the internal accounting control system for the fiscal year 2010
2011-2	February 1

•      Deliberation Agendas

-   Approval of audit and non-audit services of external auditors

-   Assessment of the operations of the internal accounting control system for the fiscal year 2010

-   Audit result for the fiscal year 2010

-   Appointment of external auditors

•      Report Agenda

-   Audit result for the fiscal year 2010 by external auditor

-   Audit result of POSCO Employee Welfare Fund

Approved Approved Approved Approved
2011-3	February 25	• Deliberation Agendas - Appointment of a chairman of the Audit Committee	Approved
2011-4	March 24	• Deliberation Agenda - Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries • Report Agenda - Operation plans for the fiscal year 2010	Approved
2011-5	May 12

•      Deliberation Agenda

-   Approval of audit and non-audit services of external auditors

•      Report Agenda

-   External audit result for the fiscal year 2010 (Consolidated)

-   Internal audit result for the fiscal year 2010 (Consolidated)

-   Audit result for the first quarter of 2011 (Consolidated)

Approved

48

Session	Date	Agenda	Approval

2011-6	August 10

•      Deliberation Agendas

-   Approval of audit and non-audit services of external auditors for POSCO and POSCO’s subsidiaries

•      Report Agenda

-   External audit result for the fiscal year 2010 (US-GAAP)

-   Audit result for the second quarter of 2011 (Consolidated)

-   Reporting results of audit for the first half of the fiscal year 2011

Approved
2011-7	November 3

•      Deliberation Agendas

-   Approval of audit and non-audit services of external auditors for POSCO and POSCO’s subsidiaries

•      Report Agenda

-   Internal audit result for the third quarter of 2011 (Consolidated)

-   External audit result for the third quarter of 2011 (Consolidated)

Approved

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In KRW)

Category	Total Payment	Ceiling Amount Approved at Shareholders Meeting	Remarks
Inside Director	3,251 million	7 billion
Independent Non-Executive Director	463 million
Members of the Audit Committee	31 million
Total	3,745 million

ø	Payment Period: January 1, 2011 ~ September 30, 2011.

ø	Outside Directors do not include the members of the Audit Committee.

49

(2)	List of Stock Options Presented to the Executives

(As of September 30, 2011)

Date of Grant	Name	Number of Share			Exercising Period	Exercising Price
		Grant	Exercise	Remaining
July 23, 2004	Chung , Keel-Sou Kim, Dong-Jin Lee, Ku-Taek Kim, Sang-Young Shin, Ki-Chul Kim, Sang-Myun Park, Young-Ju Suh, Yoon-Suk	9,800 7,840 49,000 9,800 9,800 9,800 1,862 1,862	9,800 7,840 49,000 9,800 9,800 9,800 1,862 1,862	— — — — — — — —	July 24, 2006 ~July 23, 2011	151,700
April 28, 2005	Yong Ghul Yoon Noi Ha Cho Wook Sun Charles Ahn Jong Doo Choi	10,000 10,000 2,000 2,000 2,000	— — — — —	10,000 10,000 2,000 2,000 2,000	April 29, 2007 ~April 28, 2012	194,900
Total		125,764	99,764	26,000	—	—

ø	The stock option program was terminated on the thirty eighth general meeting of shareholders (February 24, 2006).

50

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying consolidated statements of financial position of POSCO and subsidiaries (the “Company”) as of September 30, 2011, December 31, 2010, January 1, 2010, the consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2011 and 2010, changes in equity and cash flows for the nine-month periods ended September 30, 2011 and 2010 and notes, comprising a summary of significant accounting policies and other explanatory information (“the consolidated interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of the consolidated interim financial information in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 Interim Financial Reporting, and for such internal controls as management determines are necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not presented fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Highlights

The following matters may be helpful to the readers in their understanding of the consolidated interim financial statements:

As discussed in note 3, the Company prepared the consolidated interim financial information in accordance with accounting policies effective at the reporting date, which it plans to apply for its first annual financial statements as of and for the year ending December 31, 2011. However, the Group may change its accounting policies when preparing its first annual financial statements, as permitted by K-IFRS.

Seoul, Korea

November 25, 2011

This report is effective as of November 25, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial information. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO

Consolidated Statements of Financial Position

As of September 30, 2011, December 31, 2010 and January 1, 2010

(Unaudited)

(in millions of Won)	Notes	September 30, 2011		December 31, 2010	January 1, 2010
Assets

Cash and cash equivalents	4,5,20	(Won)	5,006,916	3,521,045	2,273,059
Trade accounts and notes receivable, net	6,20,25,34		11,025,643	9,219,011	5,300,233
Other short-term financial assets	7,20,34		3,307,751	4,383,302	7,211,023
Inventories	8		12,204,033	9,559,206	4,918,413
Current income tax assets	31		29,033	17,654	11,980
Assets held for sale	9		318,529	—	24,961
Other current assets	14		1,483,571	972,159	690,186

Total current assets			33,375,476	27,672,377	20,429,855

Long-term trade accounts and notes receivable, net	6,20		194,095	273,622	522,775
Other long-term financial assets	7,20		5,711,588	6,417,038	5,308,660
Investments in associates	10		3,693,668	3,306,425	950,449
Investment property, net	11		545,918	493,365	558,207
Property, plant and equipment, net	12		27,759,918	25,437,740	22,342,747
Intangible assets, net	13		5,190,303	4,619,169	754,231
Deferred tax assets	31		675,940	538,876	409,748
Other long-term assets	14		787,798	659,814	250,475

Total non-current assets			44,559,228	41,746,049	31,097,292

Total assets	37	(Won)	77,934,704	69,418,426	51,527,147

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Financial Position, Continued

As of September 30, 2011, December 31, 2010 and January 1, 2010

(Unaudited)

(in millions of Won)	Notes	September 30, 2011		December 31, 2010	January 1, 2010
Liabilities

Trade accounts and notes payable	20,34	(Won)	4,241,808	3,980,701	2,392,317
Short-term borrowings	4,15,20		12,622,304	10,476,300	3,958,099
Other short-term financial liabilities	16,20,34		1,825,284	1,520,877	1,054,714
Current income tax liabilities	31		287,370	779,018	389,675
Liabilities related assets held for sale	9		235,135	—	80
Provisions	17		93,989	63,809	63,305
Other current liabilities	19,25		1,755,131	1,456,072	1,155,441

Total current liabilities			21,061,021	18,276,777	9,013,631

Long-term trade accounts and notes payable	20,34		900	378	—
Long-term borrowings	4,15,20		14,747,296	10,663,941	8,241,386
Other long-term financial liabilities	16,20		349,557	175,774	205,096
Employee benefits	18		417,753	503,126	315,418
Deferred tax liabilities	31		979,915	1,028,728	377,539
Long-term provisions	17		104,620	152,149	12,005
Other long-term liabilities	19		65,973	80,386	28,391

Total non-current liabilities			16,666,014	12,604,482	9,179,835

Total liabilities	37	(Won)	37,727,035	30,881,259	18,193,466

Shareholders’ equity

Equity attributable to owners of the Controlling Company
Share capital	21		482,403	482,403	482,403
Capital surplus	21		1,179,521	1,101,561	1,199,666
Reserves	22		773,924	1,439,807	766,325
Treasury shares	23		(2,391,406)	(2,403,263)	(2,403,263)
Retained earnings			37,762,655	35,955,177	32,634,833

Controlling interests			37,807,097	36,575,685	32,679,964

Non-controlling interests			2,400,572	1,961,482	653,717

Total shareholders’ equity			40,207,669	38,537,167	33,333,681

Total liabilities and shareholders’ equity		(Won)	77,934,704	69,418,426	51,527,147

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2011 and 2010

(Unaudited)

		For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won, except per share information)	Notes	2011		2010	2011	2010
Revenue	26,37	(Won)	16,953,442	11,186,424	50,250,759	31,751,640
Cost of sales	29		(14,674,749)	(9,324,142)	(43,129,088)	(25,313,767)

Gross profit			2,278,693	1,862,282	7,121,671	6,437,873

Selling and administrative expenses	27,29
Administrative expenses			(475,914)	(347,009)	(1,462,537)	(957,512)
Selling expenses			(415,963)	(253,592)	(1,172,602)	(737,660)

			(891,877)	(600,601)	(2,635,139)	(1,695,172)

Other operating income	28		60,607	21,500	176,311	147,725
Other operating expenses	28,29		(159,702)	(50,131)	(272,800)	(132,564)

Operating profit	33		1,287,721	1,233,050	4,390,043	4,757,862
Non-operating income and expenses
Share of profit of equity-accounted investees	37		15,054	47,963	28,478	114,094
Finance income	20,30		958,901	422,143	2,406,780	1,157,750
Finance costs	20,30		(2,006,521)	(269,342)	(3,309,233)	(1,353,353)

Profit before income tax expense			255,155	1,433,814	3,516,068	4,676,353
Income tax expense	31,37		(26,370)	(350,829)	(822,237)	(1,097,894)

Profit for the period	37		228,785	1,082,985	2,693,831	3,578,459
Other comprehensive income (loss), net of tax
Capital adjustment arising from investments in equity-method investees			60,951	2,349	23,886	(31,415)
Net changes in fare value of available-for-sale investments			(420,915)	208,359	(947,750)	47,582
Foreign currency translation differences			262,828	40,217	134,894	125,563
Defined benefit plan actuarial losses			(53,825)	(108,638)	(40,910)	(145,377)

Total comprehensive income for the period, net of tax		(Won)	77,824	1,225,272	1,863,951	3,574,812

Profit attributable to:
Owners of the Controlling Company		(Won)	226,975	1,066,887	2,640,554	3,534,996
Non-controlling interests			1,810	16,098	53,277	43,463

Profit for the period		(Won)	228,785	1,082,985	2,693,831	3,578,459

Total comprehensive income attributable to:
Owners of the Controlling Company		(Won)	36,409	1,176,832	1,934,963	3,484,029
Non-controlling interests			41,415	48,440	(71,012)	90,783

Total comprehensive income for the period		(Won)	77,824	1,225,272	1,863,951	3,574,812

Earnings per share	32	(Won)	2,938	13,850	34,180	45,889
See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

	Owners of the Controlling Company							Non- Controlling Interests	Total
(in millions of Won)	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Sub Total
Balance as of January 1, 2010	(Won)	482,403	1,199,666	766,325	(2,403,263)	32,634,833	32,679,964	653,717	33,333,681
Comprehensive income:
Profit for the period		—	—	—	—	3,534,996	3,534,996	43,463	3,578,459

Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	(33,635)	—	—	(33,635)	2,220	(31,415)
Net changes in fair value of available-for-sale investments, net of tax		—	—	34,925	—	—	34,925	12,657	47,582
Foreign currency translation differences, net of tax		—	—	85,722	—	—	85,722	39,841	125,563
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(137,979)	(137,979)	(7,398)	(145,377)

Total comprehensive income		—	—	87,012	—	3,397,017	3,484,029	90,783	3,574,812

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(500,714)	(500,714)	(16,376)	(517,090)
Interim dividends		—	—	—	—	(192,582)	(192,582)	—	(192,582)
Acquisition of subsidiaries		—	—	—	—	—	—	1,072,182	1,072,182
Changes in ownership interests in subsidiaries		—	(83,194)	—	—	—	(83,194)	44,688	(38,506)
Paid in capital increase of subsidiaries		—	—	—	—	—	—	20,014	20,014
Others		—	1,850	(1,412)	—	71,546	71,984	(26,016)	45,968

Total transactions with owners of the Company		—	(81,344)	(1,412)	—	(621,750)	(704,506)	1,094,492	389,986

Balance as of September 30, 2010	(Won)	482,403	1,118,322	851,925	(2,403,263)	35,410,100	35,459,487	1,838,992	37,298,479

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

	Owners of the Controlling Company							Non- Controlling Interests	Total
(in millions of Won)	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Sub Total
Balance as of January 1, 2011	(Won)	482,403	1,101,561	1,439,807	(2,403,263)	35,955,177	36,575,685	1,961,482	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	2,640,554	2,640,554	53,277	2,693,831
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	23,154	—	—	23,154	732	23,886
Net changes in fair value of available-for-sale investments, net of tax		—	—	(941,384)	—	—	(941,384)	(6,366)	(947,750)
Foreign currency translation differences, net of tax		—	—	246,854	—	—	246,854	(111,960)	134,894
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(34,215)	(34,215)	(6,695)	(40,910)

Total comprehensive income		—	—	(671,376)	—	2,606,339	1,934,963	(71,012)	1,863,951

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(16,808)	(594,555)
Interim dividends		—	—	—	—	(193,111)	(193,111)	(23)	(193,134)
Acquisition of subsidiaries		—	—	—	—	—	—	241,584	241,584
Changes in ownership interests in subsidiaries		—	7,967	—	—	—	7,967	(341)	7,626
Paid in capital increase of subsidiaries		—	—	—	—	—	—	291,944	291,944
Acquistion of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306	—	142,306
Others		—	840	5,493	—	(28,003)	(21,670)	(6,254)	(27,924)

Total transactions with owners of the Company		—	77,960	5,493	11,857	(798,861)	(703,551)	510,102	(193,449)

Balance as of September 30, 2011	(Won)	482,403	1,179,521	773,924	(2,391,406)	37,762,655	37,807,097	2,400,572	40,207,669

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(in millions of Won)	Note	September 30, 2011		September 30, 2010
Cash flows from operating activities
Cash generated from operations		(Won)	2,008,051	3,558,693
Profit for the period			2,693,831	3,578,459
Adjustments	36		3,729,102	3,439,688
Changes in operating assets and liabilities	36		(4,414,882)	(3,459,454)
Interest received			158,415	262,574
Interest paid			(570,204)	(365,018)
Dividends received			240,070	119,621
Income taxes paid			(1,168,491)	(663,232)

Net cash provided by operating activities		(Won)	667,841	2,912,638

Cash flows from investing activities
Disposal of short-term financial instruments			5,328,580	15,934,701
Decrease in loans			591,068	152,086
Disposal of available-for-sale investments			20,354	205,754
Disposal of other investment assets			48	24,630
Disposal of investments of equity-accounted investees			1,764	26,448
Disposal of property, plant and equipment			104,796	216,454
Disposal of intangible assets			8,211	4,702
Proceeds from disposal of business			—	6,747
Acquisition of short-term financial instruments			(3,804,959)	(13,162,718)
Increase in loans			(724,507)	(69,138)
Acquisition of available-for-sale investments			(249,471)	(144,749)
Acquistion of other investment assets			(5,280)	(468,382)
Acquisition of investments of equity-accounted investees			(637,016)	(592,538)
Acquisition of property, plant and equipment			(3,713,123)	(4,139,172)
Acquisition of intangible assets			(416,288)	(35,184)
Payment for acquisition of business, net of cash acquired			(437,464)	(3,083,559)
Other, net			(92,501)	(77,255)

Net cash used in investing activities		(Won)	(4,025,788)	(5,201,173)

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(in millions of Won)	Notes	September 30, 2011		September 30, 2010
Cash flows from financing activities
Proceeds from borrowings			5,044,558	2,308,222
Disposal of treasury shares			164,384	—
Proceeds from short-term borrowings			1,589,255	1,309,742
Repayment of borrowings			(1,473,323)	(702,805)
Acquisition of treasury shares			(61,296)	—
Payment of cash dividends			(770,858)	(693,296)
Other, net			174,170	9,153

Net cash provided by financing activities		(Won)	4,666,890	2,231,016

Effect of exchange rate fluctuation on cash held			31,671	14,674

Net increase in cash and cash equivalents from changes in scope of consolidation			145,257	415,389

Net increase in cash and cash equivalents			1,485,871	372,544

Cash and cash equivalents at beginning of the period			3,521,045	2,273,059

Cash and cash equivalents at end of the period		(Won)	5,006,916	2,645,603

See accompanying notes to consolidated interim financial statements (unaudited).

POSCO

Notes to Consolidated Interim Financial Statements

As of September 30, 2011

(Unaudited)

1. General Information

General information about POSCO, its 57 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 161 foreign subsidiaries including POSCO America Corporation and its 89 associates are as follows:

(a)	The controlling company

POSCO, the Controlling Company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through ten of its overseas liaison offices.

As of September 30, 2011, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of September 30, 2011 are as follows:

	Principal Operations	Ownership (%)	Region
[Domestic]
POSCO E&C Co., Ltd.	Engineering and construction	89.53	Pohang
POSCO P&S Co., Ltd.	Steel sales and service	95.31	Seoul
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	56.87	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	Seoul
Seoung Gwang Co., Ltd.	Athletic facilities operation	100.00	Suncheon
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and Sales	100.00	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	Pohang
eNtoB Co., Ltd.	Electronic commerce	62.38	Seoul
POSCO Chemtec Company Ltd.	Manufacturing and sellings	60.00	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	Gwangyang
POSCO M-TECH Co., Ltd (*1)	Packing materials manufacturing	48.85	Pohang
POSCO Power Corp.	Generation of electricity	100.00	Seoul
Postech 2006 Energy Fund (*2)	Investment in new technologies	22.11	Seoul
PHP Co., Ltd.	Rental houses	100.00	Incheon
POSCO TMC Co., Ltd.	Steel manufacturing and sales	67.76	Cheonan
PNR Co., Ltd.	Steel manufacturing and sales	70.00	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	100.00	Cheonan
POSCO Engineering Company	Construction and engneering service	92.26	Seongnam
Pohang Feul Cell Co. Ltd.	Generation of electricity	100.00	Pohang
Pohang SPFC Co., Ltd.	Steel manufacturing	90.00	Pohang
POSWITH Co., Ltd.	Industrial clean service	100.00	Pohang
BASYS INDUSTRY Co., Ltd.	Panel board, electric and control panel manufacturing	65.00	Seongnam
POSTECH BD Newundertaking fund	Bio diesel Industries	100.00	Pohang
POSBRO Co., Ltd.	Video game manufacturing	97.79	Seongnam
POSCO AST Co., Ltd.	Steel manufacturing and Sales	100.00	Ansan
DaiMyung TMS Co., Ltd.	Cold- rolling of stainless steel, nickel alloy	100.00	Siheung
POS-HiMETAL Co., Ltd.	Steel manufacturing and Sales	65.00	Gwangyang
POSCO E&E Co., Ltd.	Services	100.00	Seoul
POMIC Co., Ltd.	Education services	100.00	Pohang
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	Gwangyang
POS ECO HOUSING Co., Ltd.	Construction	85.25	Pohang
Mapo high broad parking Co., Ltd.	Construction	67.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	81.00	Seongnam
Kwang Yang SPFC Co., Ltd.	Steel manufacturing	65.84	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	70.00	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering service	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	86.49	Incheon
Postech Early Stage Fund (*2)	Financial investment	10.00	Pohang
Busan E&E Co., Ltd.	Handling & disposal of waste matter	70.00	Busan
POSCO Family Strategy Funds	Financial investment	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	Seoul
Songdo SE Co., Ltd.	Cleaning service	100.00	Incheon
Posgreen Co., Ltd.	Plastic manufacuring	60.00	Gwangyang
Daewoo International Corporation	Trading, Energy & Resource development	66.56	Seoul
POSCOLED Co., Ltd.	LED lightning	80.03	Seongnam
Gunsan SPFC Co., Ltd.	Steel manufacturing	70.09	Gunsan
POSCO NST Co., Ltd.	Steel manufacturing	100.00	Busan
Pohang Scrap Recycling Center Co., Ltd.	Steel manufacturing	51.00	Pohang
PSC energy global Co., Ltd.	Business service	100.00	Pohang
Suncheon Ecotrans Co., Ltd.	Train manufacturing & management	100.00	Suncheon
Shinan Energy Co., Ltd.	manufacturing & management	100.00	Mokpo

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

	Principal Operations	Ownership (%)	Region
[Domestic]
Reco Metal Co., Ltd.	Steel manufacturing	88.60	Hwasung
NewAltec Co., Ltd.	Aluminum Products manufacturing and sales	60.10	Incheon
PONUTech Co., Ltd.	nuclear power generation design and repair service	100.00	Ulsan

[Foreign]
POSCO America Corporation	Steel trading	100.00	USA
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	Australia
POSCO Canada Pty. Ltd.	Coal sales	100.00	Canada
POSCAN Elkview Coal Ltd.	Coal sales	100.00	Canada
POSCO Asia Co., Ltd.	Steel transit trading	100.00	HongKong
Dalian POSCO Steel Co., Ltd.	Steel manufacturing	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	95.00	Japan
International Business Center Corporation	Leasing Service	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	82.48	China
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	94.55	China
POSCO (Thailand) Company Ltd.	Steel manufacturing	100.00	Thailand
Myanmar POSCO Steel Co., Ltd.	Zinc relief manufacturing	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	HongKong
POSCO-MKPC SDN. BHD.	Steel manufacturing	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO BioVentures L.P.	Bio tech Industry	100.00	USA
PT. POSNESIA	Steel manufacturing	70.00	Indonesia
POSCO E&C - Hawaii Inc.	Real estate Industry	100.00	USA
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	100.00	China
POS-Ore Pty. Ltd.	Iron ore sales & mine development	100.00	Australia
POSCO-China Holding Corp.	A holding company	100.00	China
POSCO-Japan Co., Ltd.	Steel trading	100.00	Japan
POS-CD Pty. Ltd.	Coal sales	100.00	Australia
POS-GC Pty. Ltd.	Coal sales	100.00	Australia
POSCO-India Private Ltd.	Steel manufacturing	100.00	India
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	India
POSCO-JNPC Co., Ltd.	Steel manufacturing	90.00	Japan
POSCO-Foshan Steel Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO E&C (China) Co., Ltd.	Construction and civil engineering	100.00	China
POSCO MPC S.A. de C.V.	Steel manufacturing	90.00	Mexico
Zhangjiagang Pohang Port Co., Ltd.	Load and unload Industry	100.00	China
Qingdao Pujin Steel Material Co., Ltd.	Steel manufacturing	100.00	China
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	Vietnam
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	100.00	Mexico
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.	Steel manufacturing	76.40	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	Steel manufacturing	60.00	Poland
POS-NP Pty. Ltd.	Coal sales	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	89.58	Vietnam
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	100.00	China
POSCO-JYPC Co., Ltd.	Steel manufacturing	82.37	Japan
POSCO-Malaysia SDN. BHD.	Steel manufacturing	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO E&C India Private Ltd.	Construction and engineering	100.00	India
POSCO E&C SMART	Construction and engineering	100.00	Mexico
POSCO-Phillippine Manila Processing Center Inc.	Steel manufacturing	100.00	Philippines
Dalian POSCON Dongbang Automatic Co., Ltd.	Electrotical control equipment manufacturing	70.00	China

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

	Principal Operations	Ownership (%)	Region
[Foreign]
SANPU TRADING CO., LTD.	Transit trade	70.04	China
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	Steel transit trading	100.00	China
POSCO Mexico Human Tech.	Service	100.00	Mexico
POSCO Mexico East Steel Distribution Center Co., Ltd.	Steel product sales	56.81	Mexico
POSCO Gulf Logistics LLC.	Steel product sales	100.00	UAE
POSCO ICT-China Co., Ltd.	IT service and DVR business	100.00	China
DWEMEX S.A. DE C.V.	Construction	99.00	Mexico
POS MPC Servicios de C.V.	Steel manufacturing	61.00	Mexico
POSCO-URUGUAY S.A.	Lumber manufacturing & sales	98.00	Uruguay
POSCO South East Asia Pty. Ltd.	Steel transit trading	51.00	Singapore
Europe Steel Distribution Center	Steel product sales	70.00	Slovenia
VECTUS Ltd.	PRT test track construction	99.57	England
Zeus(Cayman)	Service	100.00	Cayman Islands
POSCO VST Co., Ltd.	Stainless steel manufacturing	95.65	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	India
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	85.00	Indonesia
POSCO E&C Venezuela C.A.	Construction and engineering	100.00	Venezuela
PT. MRI	mine development	65.00	Indonesia
POSCOCORE-INDIA	Steel manufacturing	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	100.00	USA
PT DEC Indonesia	Construction	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel Logistics	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	90.00	China
POSCO-South Asia Co., Ltd.	Steel product sales	100.00	Thailand
POSCO SS-VINA Co., Ltd.	Steel manufacturing	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	100.00	Canada
POSCO WA Pty. Ltd.	Iron ore sales & mine development	100.00	Australia
POSCO E&C - UZ	Construction	100.00	Uzbekistan
POSCO Australia GP Limited.	Resource development	100.00	Australia
Daewoo International America Corp.	Trading business	100.00	USA
Daewoo International Deutschland GmbH	Trading business	100.00	Germany
Daewoo International Japan Corp.	Trading business	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading business	100.00	Singapore
Daewoo Italia S.R.L.	Trading business	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	100.00	China
Daewoo (China) Co., Ltd.	Trading business	100.00	China
PT. RISMAR Daewoo Apparel	Clothing business	100.00	Indonesia
Daewoo Textile Fergana LLC	Textile manufacturing	100.00	Uzbekistan
Daewoo Textile Bukhara LLC	Textile manufacturing	100.00	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd.	Resource Development	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper industry	66.70	China
Tianjin Daewoo Paper Manufacturing Co., Ltd.	Paper industry	68.00	China
POSCO Mauritius Ltd.	Mine development & sales	100.00	Mauritius
PT. KRAKATAU STEEL POSCO	Steel manufacturing	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading business	100.00	Myanmar
Daewoo International MEXICO S.A. de C.V.	Trading business	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	100.00	China
Daewoo Energy Central Asia	Resource Development	100.00	Uzbekistan
Daewoo STC & Apparel Vietnam Ltd.	Textile manufacturing	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Textile manufacturing	55.00	Myanmar
DAYTEK ELECTRONICS CORP.	Trading business	100.00	Canada
Daewoo (M) SDN. BHD.	Trading business	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	88.00	El Salvador
GEZIRA TANNERY Co., Ltd.	Leather manufacturing	60.00	Sudan

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

	Principal Operations	Ownership (%)	Region
[Foreign]
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	Steel manufacturing	100.00	China
Daewoo International Corporation (M) SDN BHD	Trading business	100.00	Malaysia
Daewoo International Shanghai Co., Ltd.	Trading business	100.00	China
PGSF, LLC	Bio tech Industry	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	50.93	Japan
Daewoo International INDIAPrivate Ltd.	Trading business	100.00	India
TECHREN Solar, LLC	Electrical Industry	99.97	USA
PT. POSCO E&C Indonesia	Construction	100.00	Indonesia
Hume Coal Pty. Ltd.	Raw material manufacturing	70.00	Australia
Daewoo HANDELS GmbH	Trading business	100.00	Germany
POSCO Foundation	Non-profit charitable organization	100.00	India
EPC EQUITIES LLP	Construction	70.00	England
SANTOS CMI Construction Trading LLP	Construction	99.90	England
SANTOS CMI INC. USA	Construction	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	99.99	Peru
SANTOS CMI COSTA RICA S.A.	Construction	100.00	Coasta Rica
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	100.00	Uruguay
GENTECH International INC.	Construction	90.00	Panama
EPC INVESTMENTS C.V.	Construction	99.99	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	99.90	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	99.00	Chile
SANTOS CMI S.A.	Construction	70.00	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	99.00	Chile
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	99.00	Mexico
DV - SANTOS CMI S.A. DE C.V. (*2)	Construction	50.00	Mexico
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	90.00	Ecuador
VAUTIDAMERICAS S.A.	Construction	51.00	Ecuador
SANTOS CMI Construction Argentina S.A.	Construction	95.00	Argentina
POSCO E&C Brazil Ltd.	Construction	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical Steel Manufacturing	100.00	India
Daewoo International Cameroon PLC	Resource Development	100.00	Cameroon
POSCO ASSAN TST STEEL Industry	Steel manufacturing	70.00	Turkey
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	100.00	HongKong
POSCO Klappan Coal Ltd.	Coal sales	100.00	Canada
DAESAN (Cambodia) Co., Ltd.	Investment	100.00	Cambodia
POSCO Brazil Sao Paulo Steel Processing Center Co., Ltd	Steel manufacturing	76.00	Brazil
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	100.00	China
PT.POSCO Resources Indonesia	Mine development	100.00	Indonesia
PT. POSCO ICT Indonesia	IT service and Electric Control Engineering	95.00	Indonesia
PT. POSCO M-Tech Indonesia	Steel manufacturing	100.00	Indonesia
PT. KRAKATAU POSCOPOWER	Coal sales	90.00	Indonesia
POSCO-RUS Co., Ltd.	Trading business	100.00	Russia
POSCO Thainox Co., Ltd.	Steel manufacturing	84.60	Thailand
Thai Stainless Components Company Ltd.	Steel manufacturing	51.00	Thailand
DAEWOO INT’L Shanghai Corp.	merchandising trade	100.00	China
PT. Bio Inti Agrindo	Forest resources Development	85.00	Indonesia
POSCO E&C Australia Pty. Ltd.	Iron ore sales	100.00	Australia
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	Steel manufacturing	60.00	China

(*1)	In 2011, this company was included in the subsidiaries as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech which has 4.72% of ownership.
(*2)	These subsidiaries are included in the consolidated interim financial statements as the controlling company has control over them in consideration of board of directors’ composition and others.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Details of associates

Details of associates as of September 30, 2011 are as follows:

Investee	Category of Business	Ownership (%)	Region
[Domestic]
MIDAS Information Technology Co., Ltd.	Engineering	25.46	Seoul
Metapolis Co., Ltd.	Multiplex development	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	Seoul
POSMATE Co., Ltd.	Services	30.00	Seoul
Gail International Korea Ltd.	Real estate	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	Real estate	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	Hoengseong
KOREASOLARPARK Co., Ltd.	Solar power plant construction and management	37.50	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of electricity	32.13	Seosan
Cheongna IBT Co., Ltd. (*2)	Multiplex development	18.58	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	Seoul
Universal Studios Resort Development Co., Ltd.	Construction	22.10	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	Seoul
Daewoo national car Gwangju selling Co., Ltd.	Real estate	50.00	Gwanju
Uitrans Co., Ltd.	Transporting	38.19	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	Paju
Green Gimpo Co., Ltd.	Construction	31.84	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	25.82	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	Tongyoung
POSPLATE Co., Ltd.	Services	48.95	Gwangyang
Pure Gimpo.Co., Ltd.	Construction	28.79	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	36.69	Ulsan
Kyobo Life Insurance Co., Ltd.	Life insurance	24.00	Seoul
Dongbang Special Steel Co., Ltd.	Steel processing and sales	35.82	Pohang
Pure Iksan Co., Ltd.	Construction	23.50	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.84	Yangju
Sunjin Gonghak Baeumteo Co., Ltd.	Domitories management	22.38	Gwanju
Inje Autopia Co., Ltd.	Management	28.40	Inje
Innovalley Co., Ltd.	Real estate developement	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	29.30	Paju
SENTECH KOREA Corp.	Manufacturing	20.25	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research	28.57	Seoul
Hyundai Investment Network Private Equity Fund (*1)	Mine investment	50.00	Seoul
Pohang Techno Valley PFV Corporation (*1)	Real estate development	28.65	Pohang
BLUE OCEAN Private Equity Fund (*1)	Private Equity Financial	27.52	Seoul
SUNAM Co., Ltd.	Power Supply manufacturing	23.91	Seoul

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Investee	Category of Business	Ownership (%)	Region
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and Sale	50.00	Vietnam
KOBRASCO	Facility lease	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	USA
Poschrome Pty. Ltd.	Raw material manufacturing and sale	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	Indonesia
CAML Resources Pty. Ltd.	Raw material manufacturing and sale	33.34	Austrailia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	New Caledonia
Liaoing Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	China
POSK (PingHu)Processing Center Co., Ltd.	Steel processing and sale	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	USA
Zhongyue POSCO(Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	China
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sale	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sale	30.00	Slovakia
Eureka Moly LLC	Raw material manufacturing and sale	20.00	USA
POSCO SAMSUNG (Suzhou) Processing Center Co., Ltd.	Steel processing and sale	30.00	China
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sale	25.00	China
POS-GSFC LLC	Steel processing and sale	48.98	UAE
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	China
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	China
POSCO Engineering(Thailand) Co., Ltd.	Development and contract	48.90	Thailand
Sebang Steel Co., Ltd.	Scrap sale	49.00	Japan
NCR LLC	Coal sale	20.00	Canada
AMCI (WA) Pty Ltd.	Iron ore sale & mine development	49.00	Austrailia
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & Resource development	31.00	China
Shanghai Lansheng Daewoo Coporation	Trading	49.00	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	China
Hanjung Power Pty., Ltd.	Electric power manufacturing and sale	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	Sudan
KOREA LNG Ltd.	Gas production and sale	20.00	England
DMSA, AMSA (*2)	Energy & Resource development	4.00	Madagascar
KG Power(M) SDN. BHD	Energy & Resource development	20.00	Malaysia
Daewoo (Thailand) Co., Ltd.	Trading	49.00	Thailand
N.I. Co., Ltd.	Trading	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	Uzbekistan
POSUK TITANIUM B.V	Steel manufacturing	50.00	Netherland
POSCO-NPS Niobium LLC (*1)	Mine development	50.00	USA
POSCO-POGEN AMP (*1)	Steel manufacturing	26.00	India
Klappan Coal Joint Venture	Coal sale	20.00	Canada
AES-VCM Mong Duong Power Company Ltd.	Coal sale	30.00	Vietnam
CSP (Compania Siderurgica do Pecem)	Steel manufacturing and sale	20.00	Brazil
PT.INDONESIA POS CHOSUN Ref	Refractory manufacturing and sale	30.00	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sale	49.00	Thailand

(*1)	These investments are newly established or acquired in 2011.
(*2)	These investments are accounted under the equity method of accounting even though the Controlling Company’s percentage of ownership is below 20%, because it is able to exercise significant influence on the investee.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(d)	Consolidated subsidiaries acquired during the nine-month period September 30, 2011 are as follows:

(in millions of Won)
Company	Date of Acquisition	Ownership (%)	Reason
PSC energy global Co., Ltd.	2011. 02	100.00	new investment
Suncheon Ecotrans Co., Ltd.	2011. 02	100.00	new investment
Shinan Energy Co., Ltd.	2011. 04	100.00	new investment
POSCO M-TECH Co., Ltd.	2011. 05	48.85	delegation of voting rights
9Digit Co., Ltd.	2011. 05	86.49	delegation of voting rights
Reco Metal Co., Ltd.	2011. 06	88.60	acquisition
NewAltec Co., Ltd.	2011. 07	60.10	acquisition
PONUTech Co., Ltd.	2011. 08	100.00	new investment
EPC EQUITIES LLP	2011. 02	70.00	acquisition
SANTOS CMI Construction Trading LLP	2011. 02	99.90	acquisition
SANTOS CMI INC. USA	2011. 02	100.00	acquisition
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	2011. 02	99.98	acquisition
SANTOS CMI PERU S.A.	2011. 02	99.99	acquisition
SANTOS CMI COSTA RICA S.A.	2011. 02	100.00	acquisition
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	2011. 02	100.00	acquisition
GENTECH International INC.	2011. 02	90.00	acquisition
EPC INVESTMENTS C.V.	2011. 02	99.99	acquisition
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	2011. 02	99.90	acquisition
ASESORiA Y SERVICIOS EPC S.A CHILE	2011. 02	99.00	acquisition
SANTOS CMI S.A.	2011. 02	70.00	acquisition
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	2011. 02	99.00	acquisition
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	2011. 02	99.00	acquisition
DV - SANTOS CMI S.A. DE C.V.	2011. 02	50.00	acquisition
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	2011. 02	90.00	acquisition
VAUTIDAMERICAS S.A.	2011. 02	51.00	acquisition
SANTOS CMI Construction Argentina S.A.	2011. 02	95.00	acquisition
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	2011. 03	100.00	new investment
POSCO ASSAN TST STEEL Industry	2011. 03	70.00	new investment
POSCO E&C Brazil Ltd.	2011. 05	100.00	new investment
POSCO Electrical Steel India Private Limited	2011. 06	100.00	new investment
Daewoo International Cameroon PLC.	2011. 06	100.00	new investment
POSCO Klappan Coal Ltd.	2011. 07	100.00	new investment
DAESAN (Cambodia) Co., Ltd.	2011. 07	100.00	acquisition
POSCO Brazil Sao Paulo Steel Processing Center Co., Ltd.	2011. 08	76.00	new investment
POSCO(Dalian) IT Center Development Co., Ltd.	2011. 08	100.00	new investment
PT.POSCO Resources Indonesia	2011. 08	99.80	new investment
PT. POSCO ICT Indonesia	2011. 09	95.00	new investment
PT. POSCO M-Tech Indonesia	2011. 09	100.00	new investment
PT. KRAKATAU POSCOPOWER	2011. 09	90.00	new investment
POSCO RUS LLC.	2011. 09	100.00	new investment
POSCO Thainox Co., Ltd.	2011. 09	84.60	acquisition
Thai Stainless Components Company Ltd.	2011. 09	51.00	acquisition
Daewoo International Shanghai Waigaqiao Co., Ltd.	2011. 09	100.00	new investment
PT. Bio Inti Agrindo	2011. 09	85.00	acquisition
POSCO E&C Australia Pty Ltd.	2011. 09	100.00	new investment
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	2011. 09	60.00	new investment

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(e)	Cash outflows caused by acquisition

(in millions of Won)	Amounts
Consideration paid	(Won)	551,732
Less: cash and cash equivalents acquired		(114,268)

Total	(Won)	437,464

(f)	Business Combinations

The Company has acquired shares in Thainox Stainless Public Company Limited from the previous largest shareholder on September 23, 2011 to strengthen global competitiveness and preoccupy in stainless steel market. As of September 30, 2011, the Company obtained control of Thainox Stainless Public Company Limited since the percentage of shares increased from 15.39% to 75.32%. Goodwill recognised in this business combination is as follows:

(in millions of Won)	Amount
I. Consideration transferred
Acquisition cost of existing shares	(Won)	42,302
Fair value adjustment of existing shares (*1)		57,080
Cash		390,474

Total		489,856

II. Non-controlling interests (*2)		121,413

III. Acquired identifiable assets and liabilities
[Assets]
Cash and cash equivalents		62,080
Trade accounts and notes receivable and other financial assets		102,464
Inventories		149,901
Property, plant and equipment and intangible assets		340,487
Other assets		20,129

Total		675,061

[Liabilities]
Trade accounts and notes payable and other financial liabilities		147,382
Borrowings		11,803
Other liabilities		23,867

Total		183,052

Total acquired net assets		492,009

VI. Goodwill acquired	(Won)	119,260

(*1)	Fair value adjustment of (Won)57,080 million was calculated by revaluing existing shares to fair value, which was recognised as other operating income.
(*2)	Non-controlling interests are measured by their proportion of fair value of net assets identifiable.

As of September 30, 2011, the Company’s percentage of ownership was increased to 84.6% through the additional acquisition of 9.28% of shares by the tender offer after acquiring the control. As of October 25, 2011, the Company had acquired 94.93% of outstanding shares of the investee.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2. Statement of Compliance

Statement of compliance

The consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

K-IFRS is effective for the fiscal year beginning on January 1, 2011. The Company has also presented the comparative information in the separate interim financial statements in accordance with K-IFRS.

These consolidated interim financial statements have been prepared in accordance with K-IFRS 1034 Interim Financial Reporting as part of the period covered by its first annual K-IFRS financial statements.

The Company’s date of transition to K-IFRS in accordance with K-IFRS No. 1101 First-time adoption of K-IFRS, is January 1, 2010, and the effect of the transition from Korean Generally Accepted Accounting Principles (“K-GAAP”) to K-IFRS on the Group’s reported financial position and financial performance is explained in note 38.

Basis of measurement

The consolidated interim financial statements have been prepared under the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives are measured at fair value

(b)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

(c)	Available-for-sale financial assets are measured at fair value

(d)	The liability for a cash settled stock appreciation rights is measured at fair value

(e)	Employee benefits are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Use of estimates and judgements

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated interim financial statements is included in the following note:

•	Note 13 – Impairment of Goodwill

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 18 – Employee Benefits

•	Note 25 – Construction Contracts

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated interim financial statements are included below. The accounting policies applied for the consolidated interim financial statements may be changed by management if considered necessary in the course of preparing its first annual consolidated financial statements in accordance with K-IFRS for the year ending December 31, 2011.

Consolidation policy

(a)	Subsidiaries

A subsidiary is an entity, which is controlled by the Company. Control is the power to govern the financial and operating policies of an entity to obtain benefits from its activities. When assessing whether an entity has the power to govern another entity, the existence and effect of potential voting rights which can be exercised or convertible, are also considered. The financial statements of subsidiaries are included in the consolidated interim financial statements from the date on which the Company obtained control of the acquiree until the date when the Company ceases to control the subsidiary.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Wherever differences in accounting policies exist between the Company and its controlled subsidiaries for similar transactions under common circumstances, the subsidiary’s accounting policy is modified to conform with the standards of the Company.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated interim financial statements. Intra-group losses shall be recognized as expense if intra-group losses are the indication of an impairment that requires recognition in the consolidated interim financial statements.

(b)	Non-controlling interests

Non-controlling interests in a subsidiary are presented separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Associates

An associate is an entity in which the Company has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated interim financial statements. Intra-group losses shall be recognized as expense if intra-group losses are the indication of an impairment that requires recognition in the consolidated interim financial statements.

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has to make payments on behalf of the investee for further losses.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date the fair value was determined.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold the investment to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	De-recognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized and the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. In addition, in the preparation of the opening K-IFRS consolidated statement of financial position on the date of transition to K-IFRS, the Company measures certain machinery and equipment at fair value at the date of transition, which is deemed cost, in accordance with K-IFRS 1101.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.

(a) it is probable that future economic benefits associated with the item will flow to the Company; and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Depreciation is based on the cost of an asset less its residual value. Land is not depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	10-60 years
Structures	5-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years

The residual value and the useful lives are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

In order to apply the useful life which corresponds to the available periods of the machinery and equipment’s expected utilization, from January 1, 2011 the Company changed the useful life of certain machinery and equipment in its steel operating segment from 8 years to 15 years. During the nine-month period ended September 30, 2011, the depreciation costs decreased by (Won) 919,944 million as a result of this change in the useful life.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset.

The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Intellectual property rights	5-10 years
Development expenses	3-10 years
Port facilities usage rights	2-75 years
Other intangible assets	2-25 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(a)	Goodwill

Goodwill recorded on the acquisition of subsidiaries is included in intangible assets.

The Company retroactively restated amounts related to business combinations that occurred after January 1, 2010, in accordance with K-IFRS. Goodwill related to business combination that occurred before January 1, 2010 is included on the basis of its deemed cost, which represents the amount recognized under K-GAAP as of the date of transition. Goodwill acquired after January 1, 2010 is recognized as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at fair value as of the acquisition date. When the Company’s interest in the fair value of the acquiree’s net identifiable assets acquired and liabilities assumed exceeds consideration, the difference is immediately recognized in profit or loss for the period. Goodwill is measured at cost less accumulated impairment losses.

The acquisition of additional non-controlling interest while retaining control is accounted for as a shareholder transaction and, as a result, no additional goodwill is recognized.

(b)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(c)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

For an investment in an equity instrument classified as available-for-sale, in addition to the above events, the Company considers an additional objective evidence of impairment when the fair value of an investment declines below its cost significantly or for a prolonged period.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(a)	Financial assets carried at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairments for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of a cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Non-current assets as held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, disposal group must be available for immediate sale in its present condition and its sale must be highly probable. The disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Immediately before the initial classification of disposal group as held for sale, the carrying amounts of all the assets and liabilities in the disposal group are measured in accordance with applicable K-IFRS. A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated or amortized.

The Company recognizes an impairment loss for any initial or subsequent write-down of disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS 1036 Impairment of Assets.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Convertible Bonds

The convertible bonds issued by the Company can be converted into equity securities at the option of the bond holders. The number of shares to be issued is adjusted according to the fair value of the common shares. The convertible bonds, which are the compound financial instruments of bonds and conversion rights, are designated as fair value through profit or loss and measured at fair value as of September 30, 2011.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Derivative financial instruments and hedges

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated as fair value through profit and loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews whether there are indicators the leased asset may be impaired.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

The Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

Unbilled amount and progress billings

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade accounts and notes receivable in the consolidated statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as deferred income in the consolidated statement of financial position.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received. Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the asset and recognized in profit or loss on a systematic and rational basis over the life of a depreciable asset.

Other government grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss of the period in which it becomes receivable.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Employee Benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive the obligation and obligation can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Post-employment benefit: Defined contribution plans

With regard to the defined contribution plan, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund.

(d)	Post-employment benefit: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs, which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

Stock Appreciation Rights

The Company granted share options to executives as part of the reward for their services and is accounting for the options as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes the employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

Revenue

Revenue from the sale of goods, services provided, and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.

(a)	Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

(b)	Services rendered

Service sales are recognized based on the percentage of completion method at the end of reporting period. The percentage of completion is assessed by extent of service performed based on surveys.

(c)	Construction contracts

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract shall be recognized as an expense immediately.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(d)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per Share

The Company calculates basic earnings per share (“EPS”) data for its ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

Operating segments

The Company has classified operating segments whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. Management has determined that the CODM of the Company is the CEO. As discussed in Note 37, the Company has four operating segments and an operating segment is a strategic component of the Company. Each Strategic operating segment provides different goods and services and is required for different technology and marketing strategies. So, strategic operating segments are operated separately.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	operational risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. The Company believes that it is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market prices management is optimization of profit and controlling the exposure to market risk within acceptable limits.

1)	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment generally has a lack of foreign currency cash outflows, while the engineering and construction segments generally have excessive foreign currency inflows due to the nature of their respective business. Therefore, the result of the business is affected by the changes of foreign exchange rates. The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the group entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel segment, which has a lack of foreign currency cash flows, has foreign currency borrowings from banks and hedges foreign currency risks of the foreign currency borrowings by using foreign currency swaps. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment has hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period. The equity attributable to owners as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	September 30, 2011	December 31, 2010	January 1, 2010
Total borrowings	27,369,600	21,140,241	12,199,485
Less: Cash and cash equivalents	5,006,916	3,521,045	2,273,059
Net borrowings	22,362,684	17,619,196	9,926,426
Total shareholders’ equity	40,207,669	38,537,167	33,333,681

Net borrowings-to-equity ratio	55.62%	45.72%	29.78%

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

5. Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Cash	(Won)	17,570	4,931	339,240
Demand deposit and checking accounts		2,582,463	1,426,715	735,759
Financial instruments cash equivalents		2,255,298	1,816,853	1,166,609
Securities investment cash equivalents		151,585	272,546	31,451

	(Won)	5,006,916	3,521,045	2,273,059

Cash and cash equivalents of (Won) 409,442 million, (Won) 194,443 million and (Won) 211,214 are restricted for the use in expansion of facility only as of September 31, 2011, December 31, 2010 and January 1, 2010, respectively.

6. Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of September 30, 2011 and December 31, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Current
Trade accounts and notes receivable	(Won)	9,964,045	8,415,973	4,740,600
Capital lease receivables		116,967	57,374	59,686
Due from customers for contract work		1,211,685	974,631	699,293
Less: Allowance for doubtful accounts		(267,054)	(228,967)	(199,346)

		11,025,643	9,219,011	5,300,233

Non-current
Trade accounts and notes receivable		43,181	28,792	24,391
Capital lease receivables		160,511	258,664	504,633
Less: Allowance for doubtful accounts		(9,597)	(13,834)	(6,249)

		194,095	273,622	522,775

	(Won)	11,219,738	9,492,633	5,823,008

Borrowings include the trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounting to (Won) 577,950 million, (Won) 358,676 million and (Won) 30,600 million as of September 30, 2011, December 31, 2010 and January 1, 2010, respectively.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Capital lease receivables are as follows:

(in millions of Won)
Customer	Contents	September 30, 2011		December 31, 2010	January 1, 2010
Korea Electric Power Corporation	Combined Thermal Power Cycle 1~ 4	(Won)	212,620	253,055	307,191
Tenant of EXPO Apartment	Lease contract of EXPO Apartment		64,858	62,983	257,128

		(Won)	277,478	316,038	564,319

(c)	Present value of gross lease investment and minimum lease payments as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Less than 1 year	(Won)	143,790	82,927	89,244
1 year - 5 years		181,123	283,566	532,044
Greater than 5 year		31,273	51,534	83,812
Unrealized interest income		(78,708)	(101,989)	(140,781)

Present value of minimum lease payment	(Won)	277,478	316,038	564,319

7. Other Financial Assets

(a)	Other short-term financial assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	30,744	182,208	795,811
Derivatives assets held for trading		309,897	133,731	26,641
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		37,396	42,831	35,643
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		1,797	3,657	20,717
Loans and other receivables
Short-term financial instruments		1,434,141	2,803,492	5,491,352
Special purpose deposits		13,483	42,966	49,810
Short-term loans		261,734	258,260	196,925
Other accounts receivable		899,269	704,246	439,521
Accrued income		41,569	47,592	57,987
Deposits		33,156	21,001	21,343
Other checking accounts		244,565	143,318	75,273

	(Won)	3,307,751	4,383,302	7,211,023

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Other long-term financial assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Financial assets at fair value through profit or loss
Derivatives asstes held for trading	(Won)	32,241	6,300	60,422
Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments)		4,925,597	6,022,945	4,786,401
Long-term available-for-sale securities (bonds)		10,982	7,827	120,812
Long-term available-for-sale securities (others)		46,032	53,323	91,381
Held-to-maturity investments
Held-to-maturity securities (bonds)		35,837	36,156	91,844
Loan and other receivables
Long-term financial instruments		28,712	4,154	140
Cash deposits		186	89	340
Long-term loans		475,534	143,505	102,264
Long-term other accounts receivable		47,821	50,258	3,686
Accrued income		940	3,100	2,245
Deposits		107,706	89,381	49,125

	(Won)	5,711,588	6,417,038	5,308,660

8. Inventories

Inventories as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Finished goods	(Won)	1,585,027	1,093,446	616,803
Merchandise		1,283,462	854,624	171,586
Semi-finished goods		2,182,482	1,695,522	1,034,206
By-products		2,917,504	2,516,167	1,118,235
Raw materials		724,642	670,218	556,545
Fuel and materials		677,236	478,973	402,361
Materials-in-transit		2,811,566	2,252,136	1,018,461
Others		159,489	86,015	45,263

		12,341,408	9,647,101	4,963,460
Less: allowance for inventory valuation		(137,375)	(87,895)	(45,047)

	(Won)	12,204,033	9,559,206	4,918,413

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

9. Non-current Assets Held for Sale

Daewoo International Corporation, one of the Controlling Company’s subsidiaries, determined to dispose of Daewoo Cement (Shandong) Co., Ltd. in order to close down its non-core business and collect long-term receivables and investments, with the board of director’s resolution on July 28, 2011. Daewoo International Corporation made commitments for the sale with China United Cement Group Co., Ltd. on August 9, 2011 and requested approval from the Ministry of Commerce of the People’s Republic of China on September 30, 2011. This transaction is expected to close in 2011. Non-current assets and liabilities held for sale as of September 30, 2011 are as follows:

(in millions of Won)	Amount
Assets
Trade accounts and notes receivable and other financial assets	(Won)	64,990
Inventories		19,825
Property, plant and equipment		176,946
Intangible asset		7,535
Other assets		49,233

		318,529

Liabilities
Trade accounts and notes payable and other financial liabilities		27,810
Borrowings		151,158
Other liabilities		56,167

		235,135

Net assets	(Won)	83,394

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

10. Investment in Associates

(a)	Details of investment in associates as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)
Company	September 30, 2011		December 31, 2010	January 1, 2010
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	1,343,238	1,314,808	—
Sungjin Geotec Co., Ltd.		207,476	227,245	—
SNNC Co., Ltd.		135,412	145,466	94,520
Busan-Gimhae Light Rail Transit Co., Ltd.		40,881	42,151	42,715
Cheongna IBT Co., Ltd.		36,462	39,607	2,067
Blue ocean PEF		35,602	—	—
METAPOLIS Co., Ltd.		23,519	32,666	38,490
POSMATE Co., Ltd.		22,345	20,989	13,059
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		20,042	21,317	13,527
Others		87,591	156,712	91,442

		1,952,568	2,000,961	295,820

[Foreign]
POSCO-NPS Niobium LLC		383,431	—	—
AMCI (WA) Pty Ltd.		175,983	213,446	—
Nickel Mining Company SAS		172,602	180,671	190,149
KOBRASCO		122,565	141,939	98,943
KOREA LNG Ltd.		133,125	133,793	—
Eureka Moly LLC		112,266	109,177	113,105
DMSA, AMSA		116,304	100,536	—
BX STEEL POSCO Cold RolledSheet Co.,		98,924	89,313	63,667
CAML Resources Pty. Ltd.		79,457	67,401	41,496
South-East Asia Gas Pipeline Company Ltd.		93,485	56,636	—
POSCHROME		24,807	29,201	11,441
USS-POSCO Industries		23,655	40,000	45,961
NCR LLC		24,227	23,931	—
Others		180,269	119,420	89,867

		1,741,100	1,305,464	654,629

	(Won)	3,693,668	3,306,425	950,449

(b)	The fair value of investments of equity-accounted investees for which there are published price quotations as of September 30, 2011 are as follows:

(in millions of Won)
Company	Fair value
Sungjin Geotec Co., Ltd.	(Won)	178,813

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Summarized financial information of associates as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

1)	September 30, 2011

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	59,623,256	54,753,083	4,870,173	5,501,584	375,502
Sungjin Geotec Co., Ltd.		712,895	578,885	134,010	516,625	(32,207)
SNNC Co., Ltd.		584,593	269,755	314,838	321,191	55,214
Busan-Gimhae Light Rail Transit Co., Ltd.		827,175	663,212	163,963	566	(4,642)
Cheongna IBT Co., Ltd.		435,784	261,021	174,763	177	(15,693)
Blue ocean PEF		383,717	254,353	129,364	60,244	4,029
METAPOLIS Co., Ltd.		579,481	514,096	65,385	14,292	(15,942)
POSMATE Co., Ltd.		89,229	14,389	74,840	83,149	6,194
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		296,020	255,033	40,987	32,878	(3,316)
[Foreign]
POSCO-NPS Niobium LLC		766,861	—	766,861	—	11,273
Nickel Mining Company SAS		542,282	101,668	440,614	91,510	(3,196)
KOBRASCO		307,016	61,885	245,131	76,455	52,106
KOREA LNG Ltd.		14,018	73	13,945	67,869	64,919
DMSA, AMSA		5,790,088	4,070,164	1,719,924	—	(2,806)
BX STEEL POSCO Cold RolledSheet Co.,		1,142,062	774,763	367,299	1,034,489	15,721
CAML Resources Pty. Ltd.		278,235	91,865	186,370	194,560	41,826
South-East Asia Gas Pipeline Company Ltd.		389,431	16,091	373,340	—	(51)
POSCHROME Pty. Ltd.		64,101	6,187	57,914	64,887	(1,460)
USS-POSCO Industries		459,839	405,461	54,378	814,915	(30,745)

2)	September 30, 2010

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	57,563,928	52,926,182	4,637,746	3,443,403	232,968
Sungjin Geotec Co., Ltd.		600,667	460,621	140,046	401,551	(9,939)
SNNC Co., Ltd.		648,884	305,839	343,045	533,291	149,377
Busan-Gimhae Light Rail Transit Co., Ltd.		677,502	508,896	168,606	105	(2,252)
Cheongna IBT Co., Ltd.		457,438	266,020	191,418	666	(23,413)
METAPOLIS Co., Ltd.		600,290	518,914	81,376	176,511	(14,542)
POSMATE Co., Ltd.		94,030	23,770	70,260	130,418	27,707
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		254,216	212,279	41,937	80,772	20,586
[Foreign]
Nickel Mining Company SAS		528,637	95,166	433,471	186,149	27,233
KOBRASCO		348,954	65,076	283,878	136,860	87,957
KOREA LNG Ltd.		13,850	87	13,763	17,691	16,925
DMSA, AMSA		5,301,319	3,930,064	1,371,255	—	(987)
BX STEEL POSCO Cold RolledSheet Co.,		1,003,494	675,931	327,563	1,421,734	97,645
CAML Resources Pty. Ltd.		210,319	65,298	145,021	265,256	46,969
South-East Asia Gas Pipeline Company Ltd.		227,499	17,966	209,533	—	—
POSCHROME Pty. Ltd.		76,611	7,693	68,918	71,316	6,305
USS-POSCO Industries		459,290	369,082	90,208	1,020,538	(15,710)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

3)	January 1, 2010

(in millions of Won)
Company	Assets		Liabilities	Equity
[Domestic]
SNNC Co., Ltd.	(Won)	505,417	285,761	219,656
Busan-Gimhae Light Rail Transit Co., Ltd.		485,887	315,029	170,858
Cheongna IBT Co., Ltd.		328,046	294,946	33,100
METAPOLIS Co., Ltd.		460,073	364,156	95,917
POSMATE Co., Ltd.		59,804	17,372	42,432
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		144,992	123,640	21,352
[Foreign]
Nickel Mining Company SAS		551,969	102,228	449,741
KOBRASCO		273,311	75,424	197,887
BX STEEL POSCO Cold RolledSheet Co.,		1,018,978	791,925	227,053
CAML Resources Pty. Ltd.		137,046	52,313	84,733
POSCHROME Pty. Ltd.		64,564	9,494	55,070
USS-POSCO Industries		443,184	338,318	104,866

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

11. Investment Property, Net

(a)	Investment property as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Cost	(Won)	773,675	701,005	629,357
Less: Accumulated depreciation and accumulated impairment loss		(227,757)	(207,640)	(71,150)

Carrying value	(Won)	545,918	493,365	558,207

(b)	The changes of carrying value in investment property for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 are as follows:

1)	For the nine-month period ended September 30, 2011

(in millions of Won)	Beginning		Acquisition	Business combination	Disposal	Depreciation (*1)	Others (*2)	Ending
Land	(Won)	211,464	38,632	98	(34,638)	(94)	10,031	225,493
Buildings		278,361	111,749	—	(44,003)	(10,795)	(21,604)	313,708
Structures		3,540	6,072	—	—	(240)	(2,655)	6,717

Total	(Won)	493,365	156,453	98	(78,641)	(11,129)	(14,228)	545,918

(*1)	Impairment losses of investment property (Won) 431 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2010

(in millions of Won)	Beginning		Acquisition	Business combination	Disposal	Depreciation (*1)	Others (*2)	Ending
Land	(Won)	238,682	87,114	7,923	(65,759)	(60,463)	3,967	211,464
Buildings		317,495	47,088	20,548	(47,124)	(84,656)	25,010	278,361
Structures		2,030	—	1,945	—	(809)	374	3,540

Total	(Won)	558,207	134,202	30,416	(112,883)	(145,928)	29,351	493,365

(*1)	Impairment losses of investment property (Won) 127,515 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

12. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Cost	(Won)	50,598,692	46,992,804	41,210,602
Less : Accumulated depreciation		(22,789,791)	(21,523,736)	(18,866,625)
Less : Government grants		(48,983)	(31,328)	(1,230)

Book value	(Won)	27,759,918	25,437,740	22,342,747

(b)	The changes in carrying value of property, plant and equipment as for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 are as follows:

1)	For the nine-month period ended September 30, 2011

(in millions of Won)	Beginning		Acquisition (*1)	Business combination	Disposal	Depreciation	Others (*2)	Ending
Land	(Won)	2,011,851	477,596	84,804	(45,855)	—	49,465	2,577,861
Buildings		3,551,163	605,641	44,606	(33,780)	(204,692)	(18,864)	3,944,074
Structures		2,070,189	191,593	3,050	(11,091)	(119,628)	73,704	2,207,817
Machinery and equipment		13,777,382	2,555,453	237,248	(40,255)	(1,146,805)	799,338	16,182,361
Vehicles		64,173	12,518	1,429	(697)	(11,964)	(1,802)	63,657
Tools		75,437	29,870	2,838	(465)	(28,933)	1,504	80,251
Furniture and fixtures		124,677	37,923	2,423	(599)	(13,272)	802	151,954
Capital Lease Assets		43,106	7,491	421	(162)	(10,997)	1,571	41,430
Construction-in-progress (*3)		3,719,762	3,289,735	10,118	—	—	(4,509,102)	2,510,513

Total	(Won)	25,437,740	7,207,820	386,937	(132,904)	(1,536,291)	(3,603,384)	27,759,918

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.
(*3)	Includes capitalized interest amounting to (Won) 42,034 million.

2)	For the year ended December 31, 2010

(in millions of Won)	Beginning		Acquisition (*1)	Business combination	Disposal	Depreciation	Others (*2)	Ending
Land	(Won)	1,767,579	169,090	94,126	(26,396)	—	7,452	2,011,851
Buildings		2,754,487	442,607	278,812	(68,791)	(217,835)	361,883	3,551,163
Structures		1,579,212	592,421	12,059	(9,410)	(131,556)	27,463	2,070,189
Machinery and equipment		11,735,492	4,170,812	247,224	(54,912)	(2,480,608)	159,374	13,777,382
Vehicles		52,113	39,444	11,221	(3,524)	(27,359)	(7,722)	64,173
Tools		67,107	43,480	1,520	(26,324)	(20,479)	10,133	75,437
Furniture and fixtures		84,232	67,128	2,559	(7,063)	(52,601)	30,422	124,677
Capital Lease Assets		23,060	20,948	88	(556)	(11,699)	11,265	43,106
Construction-in-progress		4,279,465	5,493,240	72,485	(24,796)	—	(6,100,632)	3,719,762

Total	(Won)	22,342,747	11,039,170	720,094	(221,772)	(2,942,137)	(5,500,362)	25,437,740

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Pledged as collateral assets

(in millions of Won)	Collateral right holder	September 30, 2011		December 31, 2010	January 1, 2010
Land	Korean Development Bank and others	(Won)	172,010	235,486	220,732
Buildings and structures	Korean Development Bank and others		124,110	165,251	105,465
Machinery and equipment	The Export-Import Bank of Korea and others		224,244	231,521	387,828

		(Won)	520,364	632,258	714,025

13. Goodwill and other intangible assets

(a)	Goodwill and other intangible assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Cost	(Won)	5,370,384	4,697,429	928,520
Less : Accumulated amortization and		(177,906)	(77,634)	(173,895)
Less : Government grants		(2,175)	(626)	(394)

Book value	(Won)	5,190,303	4,619,169	754,231

(b)	The changes in carrying value of goodwill and other intangible assets for the nine-month periods ended September 30, 2011 and 2010 are as follows:

1)	For the nine-month period ended September 30, 2011

			Increase			Decrease
(in millions of Won)	Beginning		Acquisition	Developement	Business combination	Disposal	Amortization	Others (*4)	Ending
Goodwill (*1)	(Won)	1,447,743	—	—	209,058	—	—	—	1,656,801
Intellectual property rights		119,100	173,685	—	—	(348)	(8,283)	7,877	292,031
Premium in rental (*2)		159,761	14,022	—	—	(3,951)	(6,248)	(11,572)	152,012
Development expense		49,275	10,116	209	1,302	(288)	(14,363)	414	46,665
Port facilities usage rights		108,161	—	—	—	—	(9,871)	(271)	98,019
Other intangible assets (*3)		2,735,129	218,256	—	67,771	(5,333)	(56,915)	(14,133)	2,944,775

	(Won)	4,619,169	416,079	209	278,131	(9,920)	(95,680)	(17,685)	5,190,303

(*1)	Acquisition in 2011 includes goodwill amounting to (Won) 119,260 million related to the acquisition of POSCO Thainox Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	The balance as of September 30, 2011 includes (Won) 2,344,491 million related to customer relationships, resource exploration investments and exploration and evaluation assets upon acquisition of Deawoo International Corporation in 2010.
(*4)	Includes translation differences and other adjustments.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	For the year ended December 31, 2010

			Increase			Decrease
(in millions of Won)	Beginning		Acquisition	Developement	Business combination	Disposal	Amortization	Others (*3)	Ending
Goodwill	(Won)	268,080	—	—	1,179,663	—	—	—	1,447,743
Intellectual property rights		50,365	7,863	—	58,245	(12)	(1,142)	3,781	119,100
Premium in rental (*1)		168,701	39,309	—	34	(6,015)	(788)	(41,480)	159,761
Development expense		47,648	21,417	28	4,338	(7,522)	(14,611)	(2,023)	49,275
Port facilities usage rights		99,552	28,024	—	—	—	(19,415)	—	108,161
Other intangible assets (*2)		119,885	714,717	—	1,959,672	(12,424)	(39,388)	(7,333)	2,735,129

	(Won)	754,231	811,330	28	3,201,952	(25,973)	(75,344)	(47,055)	4,619,169

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	The balance as of December 31, 2010 includes (Won) 2,397,801 million related to customer relationships, resources exploration investment and exploration and evaluation assets upon acquisition of Daewoo International Corporation in 2010.
(*3)	Includes translation differences and other adjustments.

(c)	Research and development costs amounting to (Won) 407,613 million and (Won) 386,911 million were classified to expenses for the nine-month periods ended September 30, 2011 and 2010, respectively.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

14. Other Assets

(a)	Other current assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Other current assets
Advance payment	(Won)	1,203,425	899,006	650,496
Prepaid expenses		277,099	72,180	35,408
Others		3,047	973	4,282

	(Won)	1,483,571	972,159	690,186

(b)	Other long-term assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Other non-current assets
Long-term advance payment	(Won)	1,995	141,726	79,444
Long-term prepaid expenses		298,403	109,835	115,447
Others (*1)		487,400	408,253	55,584

	(Won)	787,798	659,814	250,475

(*1)	Includes guarantee deposits of (Won) 257,878 million as of September 30, 2011 and December 31, 2010 in relation to exploration of Australia Roy Hill iron ore mine.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

15. Borrowings

(a)	Short-term borrowings as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

			September 30,		December 31,	January 1,
(in millions of Won)	Bank	Interest Rate(%)	2011		2010	2010
Short-term borrowings
Bank overdrafts	BOA, others	0.2~5.0	(Won)	175,885	200,389	106,069
Short-term borrowings	Shinhan Bank, others	0.1~17.0		10,274,534	6,888,796	3,067,103

				10,450,419	7,089,185	3,173,172

Current portion of long-term liabilities
Current portion of long-term borrowings	Korean Development Bank, others	0.8~11.0		456,430	394,227	468,996
Current portion of foreign loan	NATIXIS	2.0		1,019	963	1,065
Current portion of debentures	KB Investment & Securities, others	2.1~7.0		1,715,627	2,548,418	315,085
Less : Current portion of discount on debentures issued				(1,191)	(3,801)	(219)
Current portion of convertible debenture	Nomura Securities Co., Ltd, others	—		—	447,308	—

				2,171,885	3,387,115	784,927

			(Won)	12,622,304	10,476,300	3,958,099

(b)	Long-term borrowings as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

			September 30,		December 31,	January 1,
(in millions of Won)	Bank	Interest Rate(%)	2011		2010	2010
Long-term borrowings	Korean Development Bank, others	0.1~13.0	(Won)	4,797,876	3,431,521	1,380,902
Less : Present value discount				(306,661)	(81,610)	—
Foreign loan	NATIXIS	2.0		3,550	4,074	5,572
Bonds (*1),(*2)	Korean Development Bank, others	1.6~8.8		10,318,190	7,357,310	6,915,294
Less : Discount on debentures issued				(90,067)	(64,649)	(70,449)
Add : Premium on debentures redemption				22,237	11,138	10,067
Add : Premium on debentures issued				2,171	6,157	—

			(Won)	14,747,296	10,663,941	8,241,386

(*1)	One of the Controlling Company’s subsidiaries, Daewoo International Corporation, issued convertible bonds with a face value of USD 300 million at 100% of face value on July 6, 2009. The convertible bonds can be converted into common shares at the option of the holders from July 6, 2010 to June 23, 2014. They are classified at fair value through profit or loss and measured at fair value ((Won) 333,187 million) as of September 30, 2011.
(*2)	The Company redeemed JPY 39,970,000,000 (75.7% of total face value) exchangeable bonds in August 2011. The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) II Ltd. in August 2011. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed at 105.11% at the end of the third year from the issuance date at the option of the bondholders. Also, the Company provides guarantees for Zeus (Cayman) II Ltd.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

16. Other Financial Liabilities

(a)	Other short-term financial liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Short-term financial liabilities
Accounts payable	(Won)	1,086,902	874,629	650,767
Accrued expenses		302,868	415,657	352,060
Dividends payable		5,246	6,176	10,194
Derivative liabilities held for trading		264,332	88,447	34,880
Finance lease liabilities		16,259	14,073	6,813
Financial guarantee liabilities		9,685	8,919	—
Withholding		139,992	112,976	—

	(Won)	1,825,284	1,520,877	1,054,714

(b)	Other long-term financial liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Long-term financial liabilities
Accounts payable	(Won)	151,106	2,438	4,027
Accrued expenses		17,400	22,348	74,482
Derivative liabilities held for trading		83,560	11,925	8,831
Finance lease liabilities		11,213	27,039	17,074
Financial guarantee liabilities		25,866	19,046	6,295
Long-term withholding		60,412	92,978	94,387

	(Won)	349,557	175,774	205,096

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

17. Provisions

(a)	Provisions as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

	September 30, 2011			December 31, 2010		January 1, 2010
(in millions of Won)	Current		Non-current	Current	Non-current	Current	Non-current
Provision for bonus payments	(Won)	63,468	—	37,978	—	20,861	—
Provision for construction warranties		28,393	21,830	25,804	23,264	38,594	9,035
Provision for contingency (*1)		—	79,047	—	126,626	—	—
Provision for product warranties		—	400	—	99	—	169
Others		2,128	3,343	27	2,160	3,850	2,801

	(Won)	93,989	104,620	63,809	152,149	63,305	12,005

(*1)	As of September 30, 2011 and December 31, 2010, includes a provision of (Won)79,047 million and (Won)75,817 million, respectively, for a potential claim in connection to the spin-off of the trading division of Daewoo International Corporation in 2000. (note 35)

(b)	Changes in provisions for the nine-month period ended September 30, 2011 are as follows:

(in millions of Won)	Beginning		Increase	Decrease	Others (*1)	Ending
Provision for bonus payments	(Won)	37,978	48,024	(23,444)	910	63,468
Provision for construction warranties		49,068	—	—	1,155	50,223
Provision for contingency		126,626	1,710	—	(49,289)	79,047
Provision for product warranties		99	350	(51)	2	400
Others		2,187	3,677	(396)	3	5,471

	(Won)	215,958	53,761	(23,891)	(47,219)	198,609

(*1)	Includes adjustments of foreign currency translation difference and transfer to non-current liability held for sale.

(c)	Changes in provisions for the year ended December 31, 2010 are as follows:

(in millions of Won)	Beginning		Increase	Decrease	Others (*1)	Ending
Provision for bonus payments	(Won)	20,861	373,335	(356,134)	(84)	37,978
Provision for construction warranties		47,629	—	—	1,439	49,068
Provision for contingency		—	—	—	126,626	126,626
Provision for product warranties		169	—	(168)	98	99
Others		6,651	6,486	(14,675)	3,725	2,187

	(Won)	75,310	379,821	(370,977)	131,804	215,958

(*1)	Includes adjustments of foreign currency translation difference and increase due to business combination.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

18. Employee Benefits

(a)	Defined Contribution Plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the nine-month period ended September 30, 2011 is (Won) 1,577 million, which is included in expenses related to defined benefit plan.

(b)	Defined Benefit Plan

The Company partially operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Present value of funded obligations	(Won)	1,139,999	1,443,954	1,098,475
Fair value of plan assets		(757,473)	(964,727)	(790,509)
Present value of non-funded obligations		35,227	23,899	7,452

Net defined benefit obligations	(Won)	417,753	503,126	315,418

(d)	The changes in present value of defined benefit obligations for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010
Defined benefit obligation at the beginning of period	(Won)	1,467,853	1,105,927
Current service costs		159,124	156,308
Interest costs		50,285	57,473
Actuarial gains and losses		61,928	189,501
Business combination		—	52,641
Benefits paid		(577,038)	(102,837)
Others		13,074	8,840

Defined benefit obligation at the end of period	(Won)	1,175,226	1,467,853

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(e)	The changes in fair value of plan assets for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010
Fair value of plan assets at the beginning of period	(Won)	964,727	790,509
Expected return on plan assets		26,886	39,810
Actuarial gains		9,479	22,390
Contributions of participants		88,418	148,354
Business combination		—	38,805
Others		4,873	3,473
Benefits paid		(336,910)	(78,614)

Fair value of plan assets at the end of period	(Won)	757,473	964,727

(f)	The fair value of plan assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Equity instruments	(Won)	2,153	512,850	455,563
Debt instruments		92,862	289,907	288,282
Deposits		498,728	—	—
Others		163,730	161,970	46,664

	(Won)	757,473	964,727	790,509

(g)	The amounts recognized in profit or loss for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Current service costs	(Won)	159,124	113,870
Interest costs		50,285	44,379
Expected return on plan assets		(26,886)	(29,023)

	(Won)	182,523	129,226

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(h)	The above expenses recognized in profit or loss are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Cost of sales	(Won)	135,401	104,161
Selling and administrative expenses		47,122	25,065

	(Won)	182,523	129,226

(i)	Accumulated actuarial gains and losses recognized in other comprehensive income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Beginning	(Won)	(152,125)	—
Current actuarial gains and losses		(40,910)	(145,377)

Ending	(Won)	(193,035)	(145,377)

(j)	The principal actuarial assumptions as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(%)	September 30, 2011	December 31, 2010	January 1, 2010
Discount rate	3.99~5.66	3.22~5.66	3.22~5.66
Expected return on plan assets	2.00~5.77	3.38~6.19	3.38~6.19
Expected future increases in salaries	1.00~6.00	1.00~5.90	1.00~5.90

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

19. Other Liabilities

(a)	Other current liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Due to customers for contract work	(Won)	558,352	703,900	516,611
Advances received		814,972	484,155	320,825
Unearned revenue		29,017	26,338	8,497
Withholding accounts		160,658	105,079	194,856
Deferred revenue		389	378	225
Others		191,743	136,222	114,427

	(Won)	1,755,131	1,456,072	1,155,441

(b)	Other long-term liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Advances received	(Won)	2,087	3,583	40
Unearned revenue		628	1,539	2,364
Others		63,258	75,264	25,987

	(Won)	65,973	80,386	28,391

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	30,744	182,208	795,811
Derivatives assets held for trading		342,138	140,031	87,063

		372,882	322,239	882,874

Available-for-sale financial assets		5,020,007	6,126,926	5,034,237
Held-to-maturity investments		37,634	39,813	112,561
Loans and receivables		19,815,470	17,325,040	14,586,078

	(Won)	25,245,993	23,814,018	20,615,750

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	Financial liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	(Won)	347,892	100,372	43,711
Designated as financial liabilities at fair value through profit or loss		333,187	447,308	—

		681,079	547,680	43,711

Financial liabilities evaluated as amortised cost
Trade accounts and notes payable		4,242,708	3,981,079	2,392,317
Borrowings		27,036,413	20,692,933	12,199,485
Financial guarantee liabilities		35,551	27,965	6,295
Others		1,791,398	1,568,314	1,209,803

		33,106,070	26,270,291	15,807,900

	(Won)	33,787,149	26,817,971	15,851,611

3)	Financial profit and loss by category of financial instrument for the nine-month period ended September 30, 2011 and the nine-month period ended September 30, 2010 is as follows:

(in millions of Won)	September 30, 2011				September 30, 2010
	Financial income		Financial expenses	Financial income and expenses	Financial income	Financial expenses	Financial income and expenses
Financial assets at fair value through profit or loss	(Won)	663,226	(6,372)	656,854	123,055	(323)	122,732
Available-for-sale financial assets		214,035	(4,648)	209,387	98,987	(47,957)	51,030
Held-to-maturity investments		1,229	—	1,229	2,970	—	2,970
Loans and receivables		1,040,958	(476,469)	564,489	495,002	(106,934)	388,068
Financial liabilities at fair value through profit or loss		530	(626,072)	(625,542)	—	(53,489)	(53,489)
Financial liabilities evaluated at amortised cost		486,802	(2,195,672)	(1,708,870)	437,736	(1,144,650)	(706,914)

	(Won)	2,406,780	(3,309,233)	(902,453)	1,157,750	(1,353,353)	(195,603)

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets is maximum exposure to credit risk. The maximum exposure to credit risk as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Cash and cash equivalents	(Won)	5,006,916	3,521,045	2,273,059
Financial assets at fair value through profit or loss		372,882	322,239	882,874
Available-for-sale financial assets		5,020,007	6,126,926	5,034,237
Held-to-maturity investments		37,634	39,813	112,561
Loans and other receivables		3,588,816	4,311,362	6,490,011
Trade accounts and notes receivable		11,025,643	9,219,011	5,300,233
Long-term trade accounts and notes receivable		194,095	273,622	522,775

	(Won)	25,245,993	23,814,018	20,615,750

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Trade accounts and notes receivable	(Won)	276,651	242,801	205,595
Other accounts receivable		44,954	58,934	25,443
Long-term loans		142,172	51,244	23,595
Other assets		8,667	51,326	33,349

	(Won)	472,444	404,305	287,982

‚	Impairment losses on financial assets for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Bad debt expenses	(Won)	59,337	13,111
Impairment of available-for-sale financial assets		4,428	47,602
Other bad debt expenses		92,577	10,533
Less: Reversal of allowance for doubtful accounts		(41,661)	(2,630)
Less: Impairment of available-for-sale financial assets		—	(38)

	(Won)	114,681	68,578

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivables as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011			December 31, 2010		January 1, 2010
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment	Trade accounts and notes receivable	Impairment
Not due	(Won)	5,424,799	1,743	5,105,514	—	4,754,288	—
Over due less than 1 month		5,077,487	775	3,749,035	5,964	445,823	129
1 month - 3 months		201,803	805	191,386	2,018	75,132	497
3 months - 12 months		442,306	35,124	465,134	15,597	292,699	25,291
over 12 months		349,994	238,204	224,365	219,222	460,661	179,678

	(Won)	11,496,389	276,651	9,735,434	242,801	6,028,603	205,595

„	Changes in allowance for doubtful accounts for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 were as follows:

(in millions of Won)	September 30, 2011		December 31, 2010
Beginning	(Won)	404,305	287,982
Bad debt expenses		59,337	51,185
Other bad debt expenses		92,577	12,877
Reversal of allowance for doubtful accounts		(41,661)	(3,796)
Other increase (decrease)		(42,114)	56,057

Ending	(Won)	472,444	404,305

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Liquidity risk

1)	The maturity analysis of non-derivative financial liabilities

(in millions of Won)	Over due less than 1 year		1 year - 5 years	later than 5 years	Total
Current non-derivative financial liabilities
Trade accounts payable	(Won)	4,241,808	900	—	4,242,708
Financial guarantee liabilities		9,685	23,578	2,288	35,551
Other financial liabilities		1,551,267	234,699	5,432	1,791,398
Borrowings		12,622,304	6,950,193	7,797,103	27,369,600

	(Won)	18,425,064	7,209,370	7,804,823	33,439,257

Schedule of cash flows relation to interest payment is not included in the table above.

2)	The maturity analysis of derivative financial liabilities

(in millions of Won)	Over due less than 1 year		1 year - 5 years	later than 5 years	Total
Derivative financial liabilities
Currency forward	(Won)	249,121	347	—	249,468
Currency futures		174	—	—	174
Currency swaps		56	61,931	675	62,662
Others		14,981	20,607	—	35,588

	(Won)	264,332	82,885	675	347,892

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	September 30, 2011			December 31, 2010		January 1, 2010
	Assets		Liabilities	Assets	Liabilities	Assets	Liabilities
USD	(Won)	3,343,615	13,432,939	3,485,974	8,440,832	1,114,116	2,911,218
EUR		338,369	842,645	382,573	518,244	61,989	90,200
JPY		297,415	2,719,548	188,060	2,642,725	67,496	2,268,593
Others		266,216	272,946	60,066	41,011	59,923	30,754

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	As of September 30, 2011 and December 31, 2010, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the nine-month periods end September 30, 2011 and for the year ended December 31, 2010 are as follows:

(in millions of Won)	September 30, 2011			December 31, 2010
	10% increase		10% decrease	10% increase	10% decrease
USD	(Won)	(1,008,932)	1,008,932	(495,486)	495,486
EUR		(50,428)	50,428	(13,567)	13,567
JPY		(242,213)	(242,213)	(245,467)	245,467

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Fixed rate
Financial assets	(Won)	7,286,779	7,008,969	8,839,475
Financial liabilities		(25,001,128)	(19,495,665)	(11,475,986)
		(17,714,349)	(12,486,696)	(2,636,511)

Variable rate
Financial liabilities	(Won)	(2,368,473)	(1,644,576)	(723,499)

2)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of September 30, 2011 and December 31, 2010, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in gain or loss during the nine-month periods end September 30, 2011 and for the year ended December 31, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010
	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	(17,764)	17,764	(16,446)	16,446

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows

(in millions of Won)	September 30, 2011			December 31, 2010		January 1, 2010
	Book Value		Fair Value	Book Value	Fair Value	Book Value	Fair Value
Assets measured fair value
Financial assets held for trading	(Won)	30,744	30,744	182,208	182,208	795,811	795,811
Available-for-sale financial assets		4,731,436	4,731,436	5,766,998	5,766,998	4,612,580	4,612,580
Derivatives assets held for trading		342,138	342,138	140,031	140,031	87,063	87,063

		5,104,318	5,104,318	6,089,237	6,089,237	5,495,454	5,495,454

Assets measured amortised cost
Cash and cash equivalents		5,006,916	5,006,916	3,521,045	3,521,045	2,273,059	2,273,059
Trade accounts and notes receivable		11,219,738	11,219,738	9,492,633	9,492,633	5,823,008	5,823,008
Loans and other receivables		3,588,816	3,588,816	4,311,362	4,311,362	6,490,011	6,490,011
Held-to-maturity investments		37,634	37,634	39,813	39,813	112,561	112,561

		19,853,104	19,853,104	17,364,853	17,364,853	14,698,639	14,698,639

Liabilities measured fair value
Derivatives liabilities held for trading		347,892	347,892	100,372	100,372	43,711	43,711
Convertible bonds		333,187	333,187	447,308	447,308	—	—

		681,079	681,079	547,680	547,680	43,711	43,711

Liabilities measured amortised cost
Trade accounts and notes payable		4,242,708	4,242,708	3,981,079	3,981,079	2,392,317	2,392,317
Borrowings		27,036,413	27,104,981	20,692,933	20,549,483	12,199,485	12,210,969
Financial guarantee liabilities		35,551	35,551	27,965	27,965	6,295	6,295
Others		1,791,398	1,791,398	1,568,314	1,568,314	1,209,803	1,209,803

	(Won)	33,106,070	33,174,638	26,270,291	26,126,841	15,807,900	15,819,384

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.
Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

‚	The fair value measurements classified by fair value hierarchy as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

a.	September 30, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	(Won)	279	30,465	—	30,744
Available-for-sale financial assets		4,004,962	14,547	711,927	4,731,436
Derivatives assets held for trading		—	342,138	—	342,138

		4,005,241	387,150	711,927	5,104,318

Financial Liabilities
Derivatives liabilities held for trading		—	347,892	—	347,892
Convertible bonds		333,187	—	—	333,187

	(Won)	333,187	347,892	—	681,079

b.	December 31, 2010

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	(Won)	—	182,208	—	182,208
Available-for-sale financial assets		4,944,644	17,194	805,160	5,766,998
Derivatives assets held for trading		—	140,031	—	140,031

		4,944,644	339,433	805,160	6,089,237

Financial Liabilities
Derivatives liabilities held for trading		—	100,372	—	100,372
Convertible bonds		447,308	—	—	447,308

	(Won)	447,308	100,372	—	547,680

c.	January 1, 2010

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	(Won)	—	795,811	—	795,811
Available-for-sale financial assets		3,967,463	6,714	638,403	4,612,580
Derivatives assets held for trading		—	87,063	—	87,063

		3,967,463	889,588	638,403	5,495,454

Financial Liabilities
Derivatives liabilities held for trading	(Won)	—	43,711	—	43,711

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

21. Share Capital and Contributed Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with par value of (Won)5,000 per share. As of September 30, 2011, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of September 30, 2011, total shares of ADRs are 52,997,880 equivalents to 13,249,470 of common shares.

As of September 30, 2011, ending balance of capital stock amounts to (Won)482,403 million; however, it is different from par value of issued common stock, which amounted to (Won)435,934 million, due to retirement of treasury stock.

(b)	Capital surplus

Capital surplus as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Share premium	(Won)	463,825	463,825	463,825
Gains on sale of treasury stock		763,867	694,714	694,714
Capital surplus		(48,171)	(56,978)	41,127

	(Won)	1,179,521	1,101,561	1,199,666

22. Reserves

Reserves as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Accumulated comprehensive income (loss) of investments in associates, net of tax	(Won)	19,244	(3,910)	33,747
Fair value of available-for-sale financial investments, net of tax		372,802	1,314,185	737,235
Currency translation differences, net of tax		383,524	136,670	—
Others		(1,646)	(7,138)	(4,657)

	(Won)	773,924	1,439,807	766,325

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

23. Treasury Shares

In January 2011, the Company sold 342,955 shares of treasury stock for (Won) 164,384 million and recognized (Won) 69,153 million as a gain on sale of treasury stock in capital surplus. Also, the Company acquired 131,389 shares of treasury stock for (Won) 61,296 million in 2011. As of September 30, 2011, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

24. Stock Appreciation Rights

(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

1)	Class of shares: registered common stock

2)	The number of shares, Exercise price per share, Exercise period

(per share, won)	6th Grant
Granted		90,000
Exercised		64,000
Unexercised		26,000
Exercise price	(Won)	194,900
Exercise period		2007.4.29~2012.4.28

(b)	Expenses related to stock appreciation rights granted to executives incurred for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	4th Grant	5th Grant	6th Grant	Total
Accumulated reversal of stock compensation expenses as of December 31, 2010	(83)	(9,681)	(3,463)	(13,227)
Reversal of stock compensation expenses for the nine-month period ended June 30, 2011	—	(1,530)	(3,218)	(4,748)

(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	6th Grant
Risk-free rate of interest		3.50%
Expected exercise period		158 days
Expected price-volatility		0.1410
Rate of expected dividends		9.57%
Stock price	(Won)	371,000
Fair value	(Won)	163,960

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

25. Construction Contracts

(a)	Construction contracts in progress as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Aggregate amount of costs incurred	(Won)	15,419,645	12,778,567	8,846,030
Add : Recognized profits		1,572,230	1,202,835	948,616
Less : Recognized losses		(294,785)	(197,818)	(202,275)
Cumulative construction revenue		16,697,090	13,783,584	9,592,371
Less : Progress billing		(15,741,705)	(13,505,203)	(9,388,120)
Foreign currency gains and losses		1,266	(1,744)	1
Others		(303,318)	(5,906)	(21,570)

	(Won)	653,333	270,731	182,682

(b)	Customers for contract work as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011		December 31, 2010	January 1, 2010
Due from customers for contract work	(Won)	1,211,685	974,631	699,293
Due to customers for contract work		(558,352)	(703,900)	(516,611)

	(Won)	653,333	270,731	182,682

26. Sales

Details of sales for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Revenues
Goods sales	(Won)	44,278,534	27,788,197
Services sales		1,664,185	1,120,047
Construction sales		3,448,667	2,784,379
Rental income		29,837	32,717
Others		829,536	26,300

	(Won)	50,250,759	31,751,640

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

27. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Wages and salaries	(Won)	447,986	293,225
Expenses related to defined benefit plan		47,122	25,837
Other employee benefits		116,296	78,633
Travel		42,411	26,736
Depreciation		123,009	67,345
Communication		9,854	5,278
Electric power		4,860	3,622
Taxes and public dues		36,639	22,470
Rental		49,349	32,382
Repairs		10,129	11,560
Insurance premium		11,636	2,817
Entertainment		13,151	11,985
Advertising		53,700	71,845
Research & development		145,722	90,583
Service fees		199,117	117,500
Supplies		10,589	10,122
Vehicles maintenance		15,508	10,868
Industry association Fee		8,445	8,314
Training		17,324	17,012
Conference		15,568	11,950
Transfer to provision		10,948	13,305
Bad debt allowance		59,337	13,111
Others		13,837	11,012

	(Won)	1,462,537	957,512

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Selling expenses

Selling expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Freight	(Won)	1,023,909	616,462
Operating expenses for distribution center		5,936	6,699
Sales commissions		59,130	46,518
Sales advertising		329	352
Sales promotion		11,459	6,079
Sample		4,989	2,174
Sales insurance premium		14,927	9,214
Contract cost		49,348	47,744
Others		2,575	2,418

	(Won)	1,172,602	737,660

28. Other Operating Income and Expenses

(a)	Other operating income

Details of other operating income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Gain on disposal of property, plant and equipment	(Won)	10,365	17,081
Gain on disposal of investment of equity-accounted investees		2,088	2,944
Reversal of allowance for doubtful accounts		41,661	2,630
Miscellaneous income		115,077	116,478
Others		7,120	8,592

	(Won)	176,311	147,725

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Other operating expenses

Details of other operating expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Loss on disposal of property, plant and equipment	(Won)	38,474	38,442
Loss on disposal of investment property		7,162	2,029
Cost of idle assets		10,206	633
Other bad debt expenses		92,577	10,533
Contributions		32,670	34,578
Miscellaneous loss		50,423	39,105
Others		41,288	7,244

	(Won)	272,800	132,564

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Raw materials and consumables used	(Won)	27,480,253	18,331,171
Changes in inventories		(19,996,305)	(12,807,466)
Cost of goods sold		19,441,953	4,880,339
Employee benefits expenses		1,968,743	1,680,984
Depreciation (*1)		1,547,420	2,064,114
Amortization		95,680	51,835
Other expenses (*2)		15,499,284	12,940,526

	(Won)	46,037,028	27,141,503

(*1)	Includes depreciation expense of investment properties.
(*2)	Other general administration expense, physical distribution cost, sales expenses and operating expenses are included.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

30. Finance Income and Costs

Details of finance income and costs for the nine-month period ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Finance income
Interest income	(Won)	159,326	233,792
Dividend income		147,575	95,826
Gain on foreign currency transaction		922,218	488,774
Gain on foreign currency translation		446,340	206,937
Gain on derivatives transactions		316,194	69,630
Gain on valuation of derivatives		345,891	31,639
Others		69,236	31,152

		2,406,780	1,157,750

Finance costs
Interest expenses		590,040	414,834
Loss on foreign currency transaction		861,744	501,093
Loss on foreign currency translation		1,182,300	323,481
Loss on derivatives transactions		323,804	34,098
Loss on valuation of derivatives		308,640	19,680
Others		42,705	60,167

	(Won)	3,309,233	1,353,353

31. Income Taxes

(a)	Income tax expense for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Current income taxes	(Won)	809,936	952,685
Deferred income tax due to temporary differences		(174,383)	121,585
Items recorded directly to shareholders’ equity		186,684	23,624

Income tax expense	(Won)	822,237	1,097,894

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the nine-month periods ended September 30, 2011 and 2010:

(in millions of Won)	September 30, 2011		September 30, 2010
Net income before income tax expense	(Won)	3,516,068	4,676,353
Income tax expense computed at statutory rate		850,889	1,131,677
Adjustments:		(28,652)	(33,783)
Tax effects due to permanent differences		6,652	(19,901)
Tax credit		(145,765)	(173,380)
Others		110,461	159,498

Income tax expense	(Won)	822,237	1,097,894

Effective rate (%)		23.39	23.48

(c)	The income taxes recorded directly in equity for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
(Loss) gain on valuation of available-for-sale investments	(Won)	(187,651)	21,526
Gains on sale of treasury stock		22,078	—
Others		(21,111)	(45,150)

	(Won)	(186,684)	(23,624)

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(d)	The movements in deferred tax assets (liabilities) for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011				September 30, 2010
	Beginning		Inc (Dec)	Ending	Beginning	Inc (Dec)	Ending
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	(27,776)	1,337	(26,439)	(39,500)	2,662	(36,838)
Allowance for doubtful accounts		80,349	18,462	98,811	38,283	40,596	78,879
Reserve for technology developments		(269,892)	(36,548)	(306,440)	(179,828)	(87,223)	(267,051)
Depreciation expense		(61,129)	19,454	(41,675)	(78,485)	8,127	(70,358)
Share of profit or loss of equity-accounted investees		(174,027)	(33,021)	(207,048)	(52,151)	(204,876)	(257,027)
Reserve for inventory valuation		1,484	1,760	3,244	987	(70)	917
Revaluation of assets		(362,949)	(110,876)	(473,825)	(436,051)	49,119	(386,932)
Prepaid expenses		18,733	4,747	23,480	17,669	6,197	23,866
Impairment loss on property, plant and equipment		24,858	(1,910)	22,948	11,080	14,190	25,270
Loss on foreign currency translation		90,656	87,222	177,878	45,306	19,458	64,764
Accrued severance benefits		40,710	17,963	58,673	53,374	(6,528)	46,846
Group severance insurance deposits		(36,232)	(3,282)	(39,514)	(30,199)	(9,085)	(39,284)
Provision for construction losses		1,697	(498)	1,199	263	318	581
Provision for construction warranty		1,854	(94)	1,760	534	2,070	2,604
Appropriated retained earnings for technological development		(246)	61	(185)	(242)	121	(121)
Accrued income		(1,061)	(1,090)	(2,151)	(570)	(289)	(859)
Others		142,312	79,292	221,604	143,975	34,900	178,875

		(530,659)	42,979	(487,680)	(505,555)	(130,313)	(635,868)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale investments		(118,640)	187,651	69,011	4,011	(10,204)	(6,193)
Others		8,151	22,314	30,465	(23,058)	44,910	21,852

		(110,489)	209,965	99,476	(19,047)	34,706	15,659

Deferred tax from tax credit
Tax credit carryforward and others		280,295	(58,922)	221,373	322,085	(76,637)	245,448
Deferred tax effect due to unrealized gains (losses) and others		(128,998)	(8,146)	(137,144)	234,726	(320,883)	(86,157)

	(Won)	(489,851)	185,876	(303,975)	32,209	(493,127)	(460,918)

32. Earnings per Share

(a)	Basic earnings per share for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won, except per share information)	For the nine-month period ended September 30, 2011		For the nine-month period ended September 30, 2010
Profit attribute to controlling interest	(Won)	2,640,554	3,534,996
Weighted-average number of common shares outstanding (*1)		77,254,303	77,032,878
Basic earnings per share		34,180	45,889

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the nine-month period ended September 30, 2011	For the nine-month period ended September 30, 2010
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,932,532)	(10,153,957)

Weighted-average number of common shares outstanding	77,254,303	77,032,878

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Basic earnings per share for the three-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won, except per share information)	For the three-month period ended September 30, 2011		For the three-month period ended September 30, 2010
Profit attribute to controlling interest	(Won)	226,975	1,066,887
Weighted-average number of common shares outstanding (*1)		77,244,444	77,032,878
Basic earnings per share		2,938	13,850

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the three-month period ended September 30, 2011	For the three-month period ended September 30, 2010
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,942,391)	(10,153,957)

Weighted-average number of common shares outstanding	77,244,444	77,032,878

33. Operating Profit

Operating profit adjusted by previous GAAP for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Operating profits by K-IFRS	(Won)	4,390,043	4,757,862

Deducted
Gains on disposal of property, plant, and equipment		(10,365)	(17,081)
Gain on disposal of investment of equity-accounted investees		(2,088)	(2,944)
Reversal of allowance for doubtful accounts		(41,661)	(2,630)
Reversal of provision		(115,077)	(116,478)
Miscellaneous income		(7,120)	(8,592)

Others		(176,311)	(147,725)

Added
Loss on disposal of property, plant, and equipment		38,474	38,442
Loss on disposal of investment property		7,162	2,029
Idle tangible assets expenses		10,206	633
Other bad debt expenses		92,577	10,533
Donations		32,670	34,578
Miscellaneous expenses		50,423	39,105
Others		41,288	7,244

		272,800	132,564

Operating profits by previous GAAP	(Won)	4,486,532	4,742,701

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions, which occurred in the ordinary course of business, with related companies for the nine-month periods ended September 30, 2011 and 2010 are as follows:

	Sales and others (*1)			Purchase and others (*1)
(in millions of Won)	September 30, 2011		September 30, 2010	September 30, 2011	September 30, 2010
Subsidiaries
POSCO E&C Co., Ltd.	(Won)	21,074	6,500	1,176,181	1,813,291
POSCO Processing&Service		964,861	807,071	1,080,835	226,423
POSCO Coated & Color Steel Co., Ltd.		460,051	492,715	1,318	2,293
POSCO ICT Co., Ltd.		1,107	581	372,869	336,376
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		314,745	65,748	552,443	418,365
POSCO TMC CO., LTD.		126,183	116,828	449	58
POSCOAST Co., Ltd.		233,020	215,185	44,073	39,926
Daewoo International Corp.		2,664,011	—	2,600	—
POSCONST.CO.,LTD		128,623	—	3,289	—
POSCO America Corporation		207,608	167,972	—	—
POSCO Canada Ltd.		—	—	217,148	124,385
POSCO Asia Co., Ltd.		1,488,258	871,361	147,623	92,831
POSCO-Japan Co., Ltd.		1,087,588	811,129	24,579	200,346
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		104,522	128,470	—	—
POSCO-Mexico Co., Ltd.		253,572	199,513	176	—
Daewoo International Singapore Pte. Ltd.		—	—	122,128	—
Others		638,045	1,188,937	811,748	649,025

	(Won)	8,693,268	5,072,010	4,557,459	3,903,319

Associate
SNNC Co., Ltd.		1,190	1,239	311,523	358,523
USS-POSCO Industries (UPI)		298,220	212,429	29	190
Poschrome(Proprietary) Ltd.		—	—	54,565	53,869
Others		161,400	20,253	42,875	35,338

		460,810	233,921	408,992	447,920

	(Won)	9,154,078	5,305,931	4,966,451	4,351,239

(*1)	Sales and others include sales and other operating income. Purchase and others include purchase and overhead cost.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Significant transactions, which occurred in the ordinary course of business, with related companies the related account balances as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	Receivables (*1)				Payables (*1)
	September 30, 2011		December 31, 2010	January 1, 2010	September 30, 2011	December 31, 2010	January 1, 2010
Subsidiaries
POSCO E&C Co., Ltd.	(Won)	9,735	293	480	149,276	190,081	437,819
POSCO Processing&Service		111,465	129,133	114,783	16,064	6,842	2,696
POSCO Plantec		255	—	9	17,116	48,058	22,839
POSCO ICT Co., Ltd.		17	—	1	49,439	63,627	54,529
POSCO Coated & Color Steel Co., Ltd.		127,870	104,755	109,616	271	437	199
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		36,924	33,743	6,880	81,783	62,669	66,008
POSCO TMC CO., LTD.		16,582	11,823	11,678	101	15	24
POSCOAST Co., Ltd.		35,352	19,065	17,492	7,219	8,255	7,572
Daewoo International Corp.		206,789	139,756	—	207	—	—
POSCONST.CO., LTD		36,134	—	—	453	—	—
POSCO America Corporation		8,703	12,211	6,163	—	—	—
POSCO Asia Co., Ltd.		181,122	122,626	40,548	3,963	3,767	1,170
POSCO-TBPC Co., Ltd.		23,872	25,919	18,376	2	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		7,817	13,805	24,404	—	—	—
POSCO-Vietnam Co., Ltd.		1,014	683	95,781	—	—	—
POSCO-Japan Co., Ltd.		57,092	28,515	25,972	170	4,958	6,701
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		6,560	10,412	12,356	—	—	—
POSCO-Mexico Co., Ltd.		180,706	80,443	16,247	—	—	—
Others		39,895	15,167	26,073	95,651	32,209	17,840

	(Won)	1,087,904	748,349	526,859	421,715	420,918	617,397

Associate
Posmate Co., Ltd.		—	1,396	48	5,700	6,391	5,222
SNNC Co., Ltd.		209	182	1,974	33,291	57,512	26,963
USS-POSCO Industries (UPI)		35,795	58,347	39,100	—	—	—
Others		17,020	7,231	176	791	29,714	78

		53,024	67,156	41,298	39,782	93,617	32,263

	(Won)	1,140,928	815,505	568,157	461,497	514,535	649,660

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

(c)	For the nine-month periods ended September 30, 2011 and 2010, details of compensation to key management officers are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Short-term benefits	(Won)	71,443	54,395
Retirement benefits		16,295	12,542
Other long-term benefits		22,039	18,631
Share-based payment		(4,603)	(10,602)

	(Won)	105,174	74,966

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2011, are as follows:

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
[The Company]
POSCO	Guangdong Pohang Coated Steel Co., Ltd.	SMBC and others	USD	122,600,000	144,607
	POSCO Investment Co., Ltd.	BOC and others	CNY	630,000,000	116,153
		HSBC	MYR	240,000,000	89,064
		HSBC and others	USD	311,296,295	367,174
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	143,000,000	168,669
	POSCO VST Co., Ltd.	ANZ(Tapei) and others	USD	65,000,000	76,668
	POSCO-Mexico Co., Ltd.	HSBC and others	USD	60,000,000	70,770
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea and others	USD	230,000,000	271,285
		Mizuho and others	JPY	4,806,750,000	73,861
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Mizuho and others	USD	160,000,000	188,720
	Zeus (Cayman) Ltd.	Creditor	USD	37,351,000,000	573,939
Daewoo International Corporation	Daewoo (China) Co., Ltd.	Hana Bank	USD	5,153,000	6,078
	Daewoo Cement (Shandong) Co., Ltd.	Other oversea financial institution	EUR	24,565,296	39,338
		Korea Exchange Bank	CNY	43,000,000	7,928
		Export-Import Bank of Korea and others	USD	32,318,443	38,120
	Daewoo International America Corp.	Shinhan Bank Woori Bank	USD USD	500,000 961,000	590 1,133
	Daewoo International Australia Pty. Ltd.	Korea Exchange Bank	0 USD	0 7,719,700	0 9,105
	Daewoo International Guangzhou Corp.	STANDARD CHARTERED	0 USD	0 2,678,708	0 3,160
	Daewoo International Japan Corp.	Korea Development Bank Shinhan Bank	JPY JPY	400,000,000 500,000,000	6,146 7,683
		A N Z_KOREA	JPY	1,000,000,000	15,366
		M IZUHO	JPY	1,500,000,000	23,049
		SUMITOMO	JPY	2,000,000,000	30,732
	Daewoo International SHANGHAI CO., LTD.	MIZUHO	USD	7,515,000	8,864
	Daewoo International Singapore Pty. Ltd.	Woori Bank STANDARD CHARTERED	USD USD	1,762,000 4,007,000	2,078 4,726
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,744
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea and others	USD	31,250,000	36,859
POSCO E&C Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	Korea Exchange Bank Export-Import Bank of Korea and others ANZ	USD USD USD	11,000,000 18,000,000 6,000,000	12,975 21,231 7,077
		POSCO Investment Co., Ltd.	USD	9,500,000	11,205
	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank	USD	30,000,000	35,385
	International Business Center Corporation	Export-Import Bank of Korea and others	USD	20,000,000	23,590
POSCO P&S Co., Ltd.	POSCO Canada Pty., Ltd.	Hana Bank	USD	12,484,500	14,725
POSCO ICT Co., Ltd.	VECTUS Ltd.	POSCO ICT Co., Ltd.	USD	2,000,000	2,359
POSCO JAPAN Co., Ltd.	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,993,400,000	30,631
	POSCO-JNPC Co., Ltd.	Mizuho Bank and others	JPY	1,805,000,000	27,736
	POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	1,907,500,000	29,311
	POSCO-JYPC Co., Ltd.	Mizuho Bank and others	JPY	1,592,650,690	24,473
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	UZS	6,519,920,000	4,396
POSCO E&C (CHINA) Co., Ltd.	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	KB Bank(Seoul) Woori Bank(Beijing branch)	KRW USD	102,000 33,000,000	102,000 38,924

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
[Associates]
POSCO	BX STEEL POSCO Cold Rolled	BOC and others	CNY	323,960,000	59,729
	Sheet Co., Ltd.		USD	9,720,000	11,465
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	28,898
Daewoo International	DMSA, AMSA	Other Bank	USD	123,866,667	146,101
Corporation		Other oversea financial institution	USD	16,133,333	19,029
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	5,950,000	7,018
POSCO E&C Co., Ltd.	PSIB Co., Ltd.	Hana Bank	KRW	360,000	360,000
	Taegisan Wind Power Corporation	Korea Development Bank	KRW	7,500	7,500
	CHUNGJU ENTERPRISE CITY	Nonghyup Bank	KRW	28,226	28,226
	DEVELOPMENT Co., Ltd.
	Pohang Technovalley Pvf Co. Ltd.	Shinhan Bank	KRW	135,660	135,660
		ABCP	KRW	114,240	114,240
POSCO P&S Co., Ltd.	Sebang Steel	Fukuoka Bank	JPY	245,000,000	3,765
POSCO ICT Co., Ltd.	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,530	2,530
POSCO China Co., Ltd.	POSCO SeAH Steel Wire (Nantong) Co., Ltd.	PO SCO Investment, Co., Ltd.	USD	7,500,000	8,846
Daewoo(China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	China Construction Bank	CNY	100,000,000	18,437
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea and others	USD	44,963,575	53,035
	Sherritt International Corporation	Export-Import Bank of Korea and others	USD	6,043,572	7,128
POSCO E&C Co., Ltd.	Seomyun development Co., Ltd and others	ABCP and others NH Bank	KRW KRW	88,000 14,624	88,000 14,624
		ABCP and others	KRW	245,000	245,000
		ABCP and others	KRW	30,000	30,000
		ABCP and others	KRW	45,000	45,000
		ABCP and others	KRW	75,000	75,000
		ABCP and others	KRW	165,000	165,000
		Woori Bank	KRW	68,000	68,000
		KB Bank and others	KRW	329,970	329,970
		ABCP and others	KRW	145,000	145,000
		Shinhan Bank	KRW	4,950	4,950
		Hana Bank and others	KRW	310,000	310,000
		Korea Development Bank	KRW	644	644
		Woori Bank	USD	50,000,000	58,975
POSCO P&S Co., Ltd.	Asia Speciality Steel Co., Ltd.	Yamaguchi Bank	JPY	2,700,000,000	41,488
	GIPI	Bank Muscat , Bank Sohar	USD	12,000,000	14,154
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and ot	Kookmin Bank	KRW	237,720	237,720
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	21,282,091	25,102
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,264,290	1,264,290
POSCO M-TECH Co., Ltd.	TMC Co., Ltd	Seoul Guarantee Isurance	KRW	68	68
	PYUNGSAN SI Co., Ltd	Seoul Guarantee Isurance	KRW	458	458
	Hyundai Hysco Co., Ltd.	Seoul Guarantee Isurance	KRW	264	264
Daewoo Engineering Co., Ltd.	Kwanma Solar Co., Ltd. and others	Hana Bank	KRW	45,777	45,777
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	76,076	76,076
PHP Co., Ltd.	Expo apt	Kookmin Bank	KRW	387,849	387,849
Daewoo Cement (Shandong) Co., Ltd.	SDAC	Bank of China	USD	35,000,000	41,283

			CNY	1,096,960,000	202,247
			EUR	24,565,296	39,338
			JPY	57,801,300,690	888,181
			KRW	4,348,483	4,348,483
			MYR	240,000,000	89,064
			USD	1,697,204,884	2,001,853
			UZS	6,519,920,000	4,396

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to (Won) 2,803,355 million. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers amounting to Asset-Backed Commercial Paper (ABCP) (Won) 872,343 million and Project Financing loan (Won) 621,436 million as of September 30, 2011.

(c)	Other commitments

POSCO	POSCO entered into contracts with Hanjin Shipping Co., Ltd., Hyundai Merchant Marine Co., Ltd., and others to use a transport ship for the transportation of raw materials and sales of product.

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of September 30, 2011, 275 million tons of iron ore and 43 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, following the change of the monthly standard oil price (JCC) and the price ceiling is also applicable.

As of September 30, 2011, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million and USD 3.54 million respectively. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan and the exploration of gas hydrates in Namangan-Chust, respectively. The repayment of borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective project fails. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has finance lease agreements for a Ro-Ro (roll-on roll-off) ships. POSCO is making lease payments of USD 11,583 thousand and (Won) 1,953 million, 90% of ship price, for 12 years.

POSCO E&C Co., Ltd.

To contractors involved in some of the construction contracts operator and financial institutions by agreement with the work of the operating funds operator (Won)69,489 million deposit. POSCO E&C Co., Ltd manages the deposit accounts as a memorandum account without separate accounting treatment reflecting the economic substance because the operator is the owner of the above-mentioned account.

POSCO E&C Co., Ltd. has bank overdraft agreements of up to (Won) 20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and (Won) 3,000 million with Korea Exchange Bank. Also, POSCO E&C Co., Ltd. has comprehensive loan agreements of up to (Won) 260,000 million and USD 308 million with Woori Bank and (Won) 53,000 million with Korea Exchange Bank.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

POSCO ICT Co., Ltd.	POSCO ICT Co., Ltd. signed a technology licensing agreement with Seah Networks Co., Ltd. in 2009 permitting the use of the Mobile WiMAX technology and brand. POSCO ICT Co., Ltd. also entered into a maintenance service contract, wherein Seah Networks Co., Ltd. provides maintenance support to Company’s customers.

POSCO ICT Co., Ltd has signed a Memorandum of Understanding with Samchang Co. Ltd., to acquire its nuclear power business. The date of acquisition and acquisition cost will be decided later.

POSCO ICT Co., Ltd. has entered into a repayment agreement with SMS Energy Co., Ltd., which borrowed money from several lenders, including Hana Bank, for its new and renewable energy business. According to the agreement, if SMS Energy Co., Ltd. can not repay the loan, POSCO ICT Co., Ltd. should repay or undertake it amounting to (Won) 270,836 million and should take charge of revenues from selling electric power after the repayment. Also, if SMS Energy Co., Ltd. cannot run the new and renewable energy business due to default and bankruptcy, POSCO ICT Co., Ltd. is required to acquire the business unit from them.

The board of directors of POSCO ICT Co., Ltd has resolved to take over the debt liability amounting to (Won) 31 million if the debtor would not be able to make repayments, and details of the condition remained to be decided later.

POSCO Specialty Steel Co., Ltd.	POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to (Won)280,000 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used (Won)123,499 million of this loan agreement as of September 30, 2011.

POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and seven other banks for opening letters of credit of up to USD 55 million, and for a loan of up to (Won)165,000 million and POSCO Specialty Steel Co., Ltd. has used USD 3.8 million of the opening letters of credit.

POSCO CHEMTECH Co., Ltd.	POSCO CHEMTECH Co., Ltd is guaranteed on performance for contracts and defects up to (Won) 3,371 million by Seoul Guarantee Insurance.

POSCO Power Corp.	As of September 30, 2011, POSCO Power Corp. provides its whole capacity of Combined Thermal Power Cycle 1~4 to Korea Electric Power Corp. in accordance with a long-term contract. The price of electric power provided by POSCO Power Corp. is decided using the method of compensating fixed payments and expenses for the cost of production and the investment on electric power production equipment based on the contract.

Kwang Yang SPFC Co., Ltd.	Nonghyup Bank have provided letter of credit facilities and purchasing for Kwang Yang SPFC Co., Ltd. for up to (Won) 35,000 million and (Won) 15,000 million, respectively. As of September 30, 2011, Kwang Yang SPFC Co., Ltd. has outstanding balance (Won) 15,419 million for the letter of credit facilities.

Hana Bank provided letter of credit facilities for Kwang Yang SPFC Co., Ltd. up to (Won) 19,000 million and Kwang Yang SPFC Co., Ltd. has outstanding balance (Won) 13,000 million as of September 30, 2011.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Suzhou POS-CORE Technology Co., Ltd.	Suzhou POS-CORE Technology Co., Ltd.’s lands and buildings are provided as security to Woori Bank for the balance of raw material (coil). Suzhou POS-CORE Technology Co., Ltd. has set up a credit line of USD 10 million with the condition of interest rate of that USD 3M+280bp and is provided a LOC from POSCO TMC Co., Ltd, the biggest shareholer of POSCO-CORE.

PT. KRAKATAU STEEL POSCO	PT. KRAKATAU STEEL POSCO open a L/C account secured by the equivalent cash offered to Bank Negara Indonesia at facility suppliers’ - Paul Wurth and Siemens VAI, Mitsubishi Corp. - up to 55,745,800 EUR, 4,080,382,500 JPY, respectively. The company also open a L/C account on LOC condition and replace previous BNI L/C account.

(d)	Litigation in progress

As of September 30, 2011, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details are as follows:

(in millions of Won, in thousand of foreign currencies)
Company	Legal actions	Amount		Won equivalent amount	Description
POSCO	12	KRW	9,107	9,107	Lawsuit on the claim for damages
POSCO E&C Co., Ltd.	47	KRW	48,750	48,750	Lawsuit on the claim for payment
POSCO P&S Co., Ltd.	1	KRW	931	931	Lawsuit on the claim for damages
POSCO Plant Engineering Co., Ltd.	2	KRW	1,638	1,638	Lawsuit on the claim for payment
POSCO ICT Co., Ltd.	9	KRW	2,557	2,557	Lawsuit on the claim for payment
Seoung Gwang Co., Ltd.	2	KRW	2,277	2,277	Imposed high tax rate
POSCC E&C-HAWAII Inc.	1	USD	900	1,062	Lawsuit on the claim for repairments of defects and compensation
POSCO E&C (China) Co., Ltd.	1	CNY	3,790	699	Lawsuit on the claim for payment of work compled related with the subcontractor and second
POSCO Engineering Co., Ltd. (formerly Daewoo Engineering Co.,	6	KRW	9,472	9,472	Lawsuit on the claim for damages
POSBRO Co., Ltd.	1	KRW	435	435	Lawsuit on the claim for payment
Daewoo International Corporation	1	CNY	30,000	5,531	Lawsuit on the claim for damages
	1	EUR	5,000	8,007
	1	INR	4,458,849	107,503
	4	KRW	728	728
	2	USD	520	613
	1	UYU	1,103	67

The Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company.

(e)	Other contingencies

POSCO has provided five blank promissory notes to Korea Resources Corporation and six blank promissory notes to Korea National Oil Corporation as collateral for outstanding loans.

As of September 30, 2011, POSCO E&C Co., Ltd. has provided ten blank promissory notes, eleven blank checks and six other notes, amounting to (Won)61,704 million approximately, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

On July 22, 2000, Daewoo Corporation’s stockholders approved the spin-off plan for its business activities, and based on the approval, on December 27, 2000, Daewoo International Corporation, and international trading division and Daewoo Engineering & Construction Co., Ltd., a construction division, were newly established. In the spin-off plan, it specifies that newly established two companies will not be responsible for any liability which was not transferred at the time of spin-off.

Prior to the spin-off Daewoo Corporation, Daewoo Corporation informed creditors to object if they do not agree to the spin-off plan. For creditors and guarantees who have not agreed the spin-off, portion of the liabilities and grantees were transferred to Daewoo International Corporation and Daewoo Engineering & Construction Co., Ltd. without complete agreements. Therefore, based on the possibilities of contingent liabilities attributable to the objection, proposed agreements and information available to the management, as of September 31, 2010, Daewoo International Corporation estimates the total contingent liabilities amounting to (Won)79,047 million and recorded as provision on their financial statements.

Daewoo International Co., Ltd has provided fifty-one blank promissory notes to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

36. Cash Flows from Operating Activities

(a)	Adjustments for operating cash flows for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Depreciation (*1)	(Won)	1,547,420	2,064,114
Amortization		95,680	51,835
Finance income (*2)		(1,482,601)	(658,481)
Finance costs (*2)		2,447,489	852,225
Income tax expense		822,237	1,097,894
Share of profit or loss of equity-accounted investees		(28,479)	(114,093)
Accrual of severance benefits		182,523	129,226
Bad debt expenses		110,253	21,014
Others		34,580	(4,046)

	(Won)	3,729,102	3,439,688

(*1)	Depreciation expense of investment properties is included.
(*2)	Finance income and finance costs do not contain gains or losses on foreign currency transaction and gains or losses on foreign currency translation.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Changes in operating assets and liabilities for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Trade accounts and notes receivable	(Won)	(1,511,723)	(366,088)
Other financial assets		(84,462)	64,419
Inventories		(2,384,717)	(2,881,547)
Other current assets		(571,818)	(536,908)
Other long-term assets		113,888	7,230
Accounts payable		62,137	(16,750)
Other financial liabilities		86,841	(84,601)
Other current liabilities		157,140	431,405
Provisions		164,903	(16,994)
Payment of severance benefits		(574,688)	(77,146)
Plan assets		241,657	(10,069)
Other long-term liabilities		(114,040)	27,595

	(Won)	(4,414,882)	(3,459,454)

37. Operating Segments

(a)	Segment information is provided on the basis of operating segments - steel, trading, construction and others. The operating segments presented reflect the management structure of the company and the way which the company’s management reviews business performance. The segment results and assets are measured based on sales and operating income, and total assets respectively, in accordance with K-IFRS without any adjustment for corporate allocations.

(b)	Revenue and segment profit of each segment for the nine-month periods ended September 30, 2011 and 2010 are as follows:

1)	For the nine-month periods ended September 30, 2011

(in millions of Won)	Steel		Trading	Construction	Others	Consolidation adjustments	Total
Gross revenue	(Won)	41,742,216	20,915,255	5,611,066	3,837,033	—	72,105,570
Internal sales		(12,382,302)	(5,734,761)	(2,029,890)	(1,707,858)	—	(21,854,811)
Net revenue		29,359,914	15,180,494	3,581,176	2,129,175	—	50,250,759
Interest income		110,083	24,543	18,158	15,279	(8,737)	159,326
Interest expenses		405,502	68,809	51,837	80,683	(16,795)	590,040
Depreciation and amortiztion		1,552,239	27,112	23,451	139,008	(98,710)	1,643,100
Share of profit or loss equity-accounted		(23,277)	—	—	(5,077)	56,832	28,478
Income tax expense		762,077	27,930	5,306	16,196	10,728	822,237
Segments income		2,697,486	104,044	56,928	106,755	(271,382)	2,693,831
Investment in associates		13,639,288	1,811,925	860,508	160,634	(12,778,687)	3,693,668
Acquisition of non-current assets	(Won)	7,518,965	115,825	284,539	299,437	226,961	8,445,727

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	For the nine-month periods ended September 30, 2010

(in millions of Won)	Steel		Trading	Construction	Others	Consolidation adjustments	Total
Gross revenue	(Won)	33,126,336	2,998,631	5,877,606	1,880,185	—	43,882,758
Internal sales		(6,956,197)	(1,350,935)	(2,905,135)	(918,851)	—	(12,131,118)
Net revenue		26,170,139	1,647,696	2,972,471	961,334	—	31,751,640
Interest income		194,199	2,495	20,158	17,720	(780)	233,792
Interest expenses		303,737	5,559	44,341	67,243	(6,046)	414,834
Depreciation and amortization		2,136,387	1,769	23,864	62,526	(108,597)	2,115,949
Share of profit or loss of equity-accounted investees		(1,203)	(853)	—	(891)	117,041	114,094
Income tax expense		964,462	9,620	74,994	6,455	42,363	1,097,894
Segments income		3,662,003	18,115	246,417	2,862	(350,938)	3,578,459
Investment in associate		10,870,823	1,556,489	597,953	37,647	(10,053,919)	3,008,993
Acquisition of non-current assets	(Won)	6,995,210	1,602	86,565	1,047,902	850,778	8,982,057

(c)	Financial positions of each segment as September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

1)	September 30, 2011

(in millions of Won)	Steel	Trading	Construction	Others	Consolidation adjustments	Total
Assets
Current assets	21,195,576	8,918,521	5,616,724	2,883,738	(5,239,083)	33,375,476
Non-current assets	45,956,701	4,029,128	2,308,776	3,378,699	(11,114,076)	44,559,228

	67,152,277	12,947,649	7,925,500	6,262,437	(16,353,159)	77,934,704

Liabilities
Current liabilities	12,816,222	7,921,437	3,665,226	1,944,637	(5,286,501)	21,061,021
Non-current liabilities	10,546,300	2,728,011	1,219,503	2,239,892	(67,692)	16,666,014

	23,362,522	10,649,448	4,884,729	4,184,529	(5,354,193)	37,727,035

2)	December 31, 2010

(in millions of Won)	Steel	Trading	Construction	Others	Consolidation adjustments	Total
Assets
Current assets	18,484,564	6,144,044	4,735,659	2,030,014	(3,721,904)	27,672,377
Non-current assets	42,289,172	3,461,662	1,741,701	2,948,123	(8,694,609)	41,746,049

	60,773,736	9,605,706	6,477,360	4,978,137	(12,416,513)	69,418,426

Liabilities
Current liabilities	11,171,303	5,864,783	3,174,657	1,650,165	(3,584,131)	18,276,777
Non-current liabilities	8,398,810	1,654,248	457,709	1,757,701	336,014	12,604,482

	19,570,113	7,519,031	3,632,366	3,407,866	(3,248,117)	30,881,259

3)	January 1, 2010

(in millions of Won)	Steel	Trading	Construction	Others	Consolidation adjustments	Total
Assets
Current assets	16,581,002	868,757	4,013,112	1,395,054	(2,428,070)	20,429,855
Non-current liabilities	33,832,385	484,705	1,903,873	2,223,557	(7,347,228)	31,097,292

	50,413,387	1,353,462	5,916,985	3,618,611	(9,775,298)	51,527,147

Liabilities
Current liabilities	6,319,553	832,316	2,747,825	1,239,736	(2,125,799)	9,013,631
Non-current liabilities	7,475,908	6,906	1,018,288	993,512	(314,779)	9,179,835

	13,795,461	839,222	3,766,113	2,233,248	(2,440,578)	18,193,466

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(d)	Sales by regional groups for the nine-month period ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	September 30, 2011		September 30, 2010
Domestic	(Won)	39,585,031	25,146,668
Japan		1,650,012	957,138
China		4,337,810	3,649,507
Asia		1,921,051	1,072,010
North America		947,226	176,225
Others		1,809,629	750,092

	(Won)	50,250,759	31,751,640

(e)	Non-current assets by regional groups as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	September 30, 2011 (*)		December 31, 2010 (*)	January 1, 2010 (*)
Domestic	(Won)	28,727,643	27,145,016	21,141,361
Japan		328,654	292,742	267,777
China		1,455,762	1,384,862	1,047,802
Asia		1,698,038	754,191	744,832
North America		105,434	72,809	29,460
Others		1,180,608	900,654	423,953

	(Won)	33,496,139	30,550,274	23,655,185

(*)	Includes investment property, property, plant and equipment, goodwill and other intangible assets.

38. Transition to K-IFRS

The previously issued consolidated financial statements as of December 31, 2010 and the statements of financial position at the date of transition are stated in accordance with previous GAAP. However these consolidated financial statements have been prepared in accordance with K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards”.

Accordingly, the Company adjusted the financial statements as of December 31, 2010 and previous statements of financial position at the date of transition reported in accordance with previous GAAP. The transition from previous GAAP to K-IFRS affected its reported financial position, financial performance and cash flows is as follows:

(a)	Exemptions elected from K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards” by the Company

The Company has elected to use one or more of the exemptions in accordance with K-IFRS 1101 for the preparation of statements of financial position at the date of transition and applied the following optional exemptions.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

1)	Business combination

The Company has not retrospectively applied the business combinations that took place prior to the date of transition to K-IFRS.

2)	Deemed cost of property, plant and equipment

The Company has elected to use the revaluations of prior to the date of transition to K-IFRS as deemed cost at the date of transition for certain items of property, plant and equipment and use the fair value at the date of transition as deemed cost at the date of transition for certain machinery and equipment.

3)	Borrowing costs

The Company has capitalized borrowing costs to the qualifying assets for which the commencement date for capitalization is on or after the transition date to K-IFRS .

4)	Cumulative translation differences

The Company has elected to set the previously cumulative translation differences to zero at the date of transition and these exemption are applied to all foreign operations.

5)	Share-based payment transactions

The Company has not retrospectively applied K-IFRS accounting requirements to cash-settled share-based payment transactions that took place prior to the date of transition to K-IFRS.

6)	Leases

For arrangements existing at the date of transition to K-IFRS, the Company determined whether the arrangements were lease arrangements based on the facts and circumstances at the date of transition.

(b)	The significant adjustments regarding transition to K-IFRS are as follows:

1)	Employee Benefits

Under previous GAAP, the Company recognized the amount of accrued severance benefits assuming all eligible employees and directors with at least one year of service were to terminate their employment as of the date of statement of financial position. Under K-IFRS, the Company recognized defined benefit obligation based on actuarial assumptions.

2)	Goodwill acquired in the business combination or a gain from a bargain purchase

Under previous GAAP, the Company amortized goodwill acquired in a business combination on a straight-line method of less than 20 years and a gain from a bargain purchase reversed in weighted average useful life of depreciable assets. Under K-IFRS, goodwill is not amortized, but is tested for impairment annually. Also, a gain from a bargain purchase is recognized in profit or loss on the acquisition date.

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

3)	Transfer of financial assets

Under previous GAAP, the Company recognized transfer of the financial assets to financial institution as disposal transaction when the control is transferred. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the financial asset, it is recognized in the financial liabilities instead of derecognition of financial assets.

4)	Deferred taxes

Under previous GAAP, the Company recognized deferred tax assets or deferred tax liabilities as the difference between the book base and its tax base regarding the investment in subsidiaries and others. However, under K-IFRS, the Company recognizes deferred tax assets or deferred tax liabilities considering how the temporary differences will be realized.

5)	A lot-solid apartment after rental

Under previous GAAP, a lot-solid apartment after rental is accounted for as an operating lease. Under K-IFRS, a lot-solid apartment of the rental is accounted for as a finance lease.

(c)	Changes in scope of subsidiaries

	Changes	Subsidiaries
Inclusion(35)	Included in the scope of consolidation under K-IFRS. These entities were not consolidated under K-GAAP since their total assets were less than (Won)10 billion.	PT. POSNESIA, Qingdao Pos-metal Co., Ltd., POSCO E&C India Private Ltd., POSCO E&C SMART, Pohang SFC Co., Ltd., POSWITH Co., Ltd., Basis Industries, Dalian POSCON Dongbang Automatic Co., Ltd., SANPU TRADING CO., LTD., Zhangjiagang BLZ Pohang International Trading Co., Ltd., POSCO Australia GP Limited, POSCO Mexico Human Tech., POSCO Mexico East Steel Distribution Center Co., Ltd., POSTECH BD Newundertaking fund, POSCO Gulf Logistics LLC., POSBRO Co., Ltd., POSCO ICT-China, DWEMEX S.A.DE C.V., POS MPC Servicios de C.V., EUROTALY S.A., POSCO South East Asia Pte. Ltd., VECTUS Ltd., POMIC Co., Ltd., POSCO Maharashtra Steel Pvt. Ltd., POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center , POSCO Vietnam Ha Noi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co., Ltd., POSCO E&C Venezuela C.A, POSFINE Co., Ltd., PT. MRI, Mapo high broad parking Co., Ltd., Dakos Co., Ltd., POSCALCIUM Company, Ltd

	Included in the scope of consolidation under K-IFRS 2012: Consolidation-Special Purpose Entities	ZEUS(Cayman)

Exclusion(5)	The Company owns less than 50% of voting power. These entities are excluded from the scope of consolidation assuming that the Company does not have de facto control.	Metapolis Co., Ltd., POSMATE Co., Ltd., POSCO M-TECH Co., Ltd., Universal Studios Resort Asset Management Corp., VSC POSCO Steel Corporation

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(d)	Effects on financial position, financial performance and cash flows by the transition from previous GAAP to K-IFRS

1)	Reconciliations of the financial position on January 1, 2010:

(in millions of Won)	Total assets		Total liabilities	Total equity
Previous GAAP	(Won)	50,311,748	18,647,435	31,664,313

Adjustments :
Changes of consolidation		(575,395)	(430,521)	(144,874)
Revaluation of machinery and equipment		1,945,001	—	1,945,001
Discount of accounts receivable		111,759	111,932	(173)
Defined benefit liabilities		(63)	36,497	(36,560)
Deferred tax effect		(291,237)	(155,833)	(135,404)
Derivatives		(53,945)	(798)	(53,147)
Construction contracts		431,825	402,365	29,460
Application to finance lease by arrangements		(38,965)	—	(38,965)
Application to finance lease for a lot-solid apartment after rental		(316,935)	(359,542)	42,607
Adjustments of available-for-sale securities		(28,783)	—	(28,783)
Reversal of negative goodwill		10,352	—	10,352
Other adjustments		21,785	(58,069)	79,854

Total adjustments		1,215,399	(453,969)	1,669,368

K-IFRS	(Won)	51,527,147	18,193,466	33,333,681

2)	Reconciliation of financial position as of December 31, 2010 and the financial performance for the year ended December 31, 2010

(in millions of Won)	Total assets		Total liabilities	Total equity	Net income	Total comprehensive income
Previous GAAP	(Won)	67,945,933	30,744,512	37,201,421	4,217,695	4,840,977

Adjustments :
Changes in scope of consolidated companies		(1,246,713)	(985,200)	(261,513)	206,889	130,970
Revaluation of machinery and equipment		1,633,056	—	1,633,056	(305,945)	(305,945)
Transfer of a financial asset		1,344,849	1,338,732	6,117	1,635	1,635
Finance lease		(542,848)	(557,959)	15,111	11,469	11,469
Construction contracts		355,516	327,273	28,243	(2,942)	(2,942)
Actuarial valuation of defined benefit liabilities		(4,067)	91,357	(95,424)	144,073	(8,052)
Deferred tax effect		(241,991)	(469,488)	227,497	55,881	55,881
Withdrawal of amortization on goodwill		68,364	—	68,364	68,364	68,364
Recognition of callable preferred stock as borrowings		—	207,569	(207,569)	(7,759)	(7,759)
Capitalization of financial cost		63,382	92,186	(28,804)	1,733	1,733
Recognition of financial guarantee liabilities		21,304	27,443	(6,139)	(1,618)	(1,618)
Adjustments of derivative		(36,896)	(13,496)	(23,400)	31,386	31,386
Replacement of investment property		(2,979)	—	(2,979)	(2,979)	(2,979)
Reversal of negative goodwill		9,819	—	9,819	9,819	9,819
Other adjustments		51,697	78,330	(26,633)	(242,050)	(57,498)
Total adjustments		1,472,493	136,747	1,335,746	(32,044)	(75,536)

K-IFRS	(Won)	69,418,426	30,881,259	38,537,167	4,185,651	4,765,441

POSCO

Notes to Consolidated Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

3)	Cash flow statement

Under K-IFRS, interest received, interest paid and income taxes paid which were presented using indirect method under the previous GAAP are presented using direct method as separate line items of cash flow operating activities. Also, effect of exchange rate fluctuations on cash held which were presented as cash flows from operating activities under the previous GAAP are presented as a separate line item from cash flows from operating, investing and financing activities.

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying separate statements of financial position of POSCO (the “Company”) as of September 30, 2011, December 31, 2010, January 1, 2010 and separate statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2011 and 2010, changes in equity and cash flows for the nine-month periods ended September 30, 2011 and 2010 and notes, comprising a summary of significant accounting policies and other explanatory information (“the separate interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of the separate interim financial information in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 Interim Financial Reporting, and for such internal controls as management determines are necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on this separate interim financial information based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information referred to above is not presented fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Highlights

The following matters may be helpful to the readers in their understanding of the separate interim financial statements:

As discussed in note 3, the Company prepared the separate interim financial information in accordance with accounting policies effective at the reporting date, which it plans to apply for its first annual financial statements as of and for the year ending December 31, 2011. However, the Group may change its accounting policies when preparing its first annual financial statements, as permitted by K-IFRS.

Seoul, Korea

November 25, 2011

This report is effective as of November 25, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial information. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Separate Statements of Financial Position

As of September 30, 2011, December 31, 2010 and January 1, 2010

(Unaudited)

(in millions of Won)	Notes	September 30, 2011		December 31, 2010	January 1, 2010
Assets

Cash and cash equivalents	5,19	(Won)	1,219,753	672,426	626,782
Trade accounts and notes receivable, net	6,19,33		4,143,876	3,548,448	2,951,783
Other short-term financial assets	7,19,33		1,173,784	2,754,319	6,304,563
Inventories	8		7,305,877	5,998,545	2,996,325
Other current assets	9		79,957	19,867	20,409

Total current assets			13,923,247	12,993,605	12,899,862

Long-term trade accounts and notes receivable, net	6,19,33		24	24	1,306
Other long-term financial assets	7,19,33		4,277,538	5,015,783	4,438,130
Investments in subsidiaries and associates	10		12,392,338	10,470,156	5,787,831
Investment property, net	11		118,183	92,273	104,362
Property, plant and equipment, net	12		21,050,582	20,011,110	18,412,868
Intangible assets, net	13		234,062	229,137	201,614
Other long-term assets	9		354,935	274,139	8,706

Total non-current assets			38,427,662	36,092,622	28,954,817

Total assets		(Won)	52,350,909	49,086,227	41,854,679

See accompanying notes to separate interim financial statements (unaudited).

3

POSCO

Separate Statements of Financial Position, Continued

As of September 30, 2011, December 31, 2010 and January 1, 2010

(Unaudited)

(in millions of Won)	Notes	September 30, 2011		December 31, 2010	January 1, 2010
Liabilities
Trade accounts payable	19,33	(Won)	1,488,539	1,310,877	739,746
Short-term borrowings	14,19		3,675,526	3,116,364	699,849
Other short-term financial liabilities	15,19,33		889,794	958,081	1,157,314
Current income tax liabilities	30		140,495	594,539	290,638
Provisions	16		34,086	9,582	5,154
Other current liabilities	18		70,072	62,011	61,636

Total current liabilities			6,298,512	6,051,454	2,954,337

Long-term borrowings	14,19		8,320,119	6,296,633	5,681,243
Other long-term financial liabilities	15,19		156,859	52,166	100,757
Employee benefits	17		192,494	324,003	216,823
Deferred tax liabilities	30		314,703	334,199	237,995
Other long-term liabilities	18		3,628	4,276	6,278

Total non-current liabilities			8,987,803	7,011,277	6,243,096

Total liabilities			15,286,315	13,062,731	9,197,433

Shareholders’ Equity
Share capital	20		482,403	482,403	482,403
Capital surplus	20		1,227,692	1,158,539	1,158,539
Reserves	21		334,555	1,011,557	634,571
Treasury shares	22		(2,391,406)	(2,403,263)	(2,403,263)
Retained earnings			37,411,350	35,774,260	32,784,996

Total shareholders’ equity			37,064,594	36,023,496	32,657,246

Total liabilities and shareholders’ equity		(Won)	52,350,909	49,086,227	41,854,679

See accompanying notes to separate interim financial statements (unaudited).

4

POSCO

Separate Statements of Comprehensive Income(Loss)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(in millions of Won, except per share information)		For the three- month periods ended September 30			For the nine- month periods ended September 30
	Notes	2011		2010	2011	2010
Revenue	24,33	(Won)	9,961,453	8,524,040	29,105,542	23,406,262
Cost of sales	28,33		(8,386,885)	(7,065,177)	(24,241,008)	(18,017,211)

Gross profit			1,574,568	1,458,863	4,864,534	5,389,051

Selling and administrative expenses
Administrative expenses	25,28		(221,377)	(190,210)	(638,108)	(523,058)
Selling expenses	25,28		(243,393)	(197,438)	(667,476)	(563,667)

Other operating income	27,33		10,761	9,305	31,408	64,278
Other operating expenses	27,28		(33,901)	(54,780)	(86,732)	(100,754)

Operating profit	32		1,086,658	1,025,740	3,503,626	4,265,850
Financial income and costs
Financial income	19,29		44,415	294,192	772,538	825,908
Financial costs	19,29		(875,643)	(113,589)	(1,203,789)	(815,932)

Profit before income tax expense			255,430	1,206,343	3,072,375	4,275,826
Income tax expense	30		(6,927)	(264,798)	(650,718)	(857,102)

Profit for the period			248,503	941,545	2,421,657	3,418,724
Other comprehensive income(loss), net of tax
Net changes in fair value of available-for-sale investments	21		(319,009)	118,405	(677,002)	(13,904)
Defined benefit plan actuarial loss	17		(49,319)	(75,995)	(13,709)	(99,752)

Total comprehensive income(loss), net of tax		(Won)	(119,825)	983,955	1,730,946	3,305,068

Basic earnings per share	31	(Won)	3,217	12,223	31,347	44,380

See accompanying notes to separate interim financial statements (unaudited).

5

POSCO

Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(in millions of Won)	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Total
Balance as of January 1, 2010	(Won)	482,403	1,158,539	634,571	(2,403,263)	32,784,996	32,657,246
Comprehensive income:
Profit for the period		—	—	—	—	3,418,724	3,418,724
Net changes in fair value of available-for-sale investments, net of tax		—	—	(13,904)	—	—	(13,904)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(99,752)	(99,752)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	(500,714)	(500,714)
Interim dividend		—	—	—	—	(192,582)	(192,582)

Balance as of September 30, 2010	(Won)	482,403	1,158,539	620,667	(2,403,263)	35,410,672	35,269,018

	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Total
Balance as of January 1, 2011	(Won)	482,403	1,158,539	1,011,557	(2,403,263)	35,774,260	36,023,496
Comprehensive income:
Profit for the period		—	—	—	—	2,421,657	2,421,657
Net changes in fair value of available-for-sale investments, net of tax		—	—	(677,002)	—	—	(677,002)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(13,709)	(13,709)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)
Interim dividend		—	—	—	—	(193,111)	(193,111)
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306

Balance as of September 30, 2011	(Won)	482,403	1,227,692	334,555	(2,391,406)	37,411,350	37,064,594

See accompanying notes to separate interim financial statements.

6

POSCO

Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(in millions of Won)	Note	2011		2010
Cash flows from operating activities
Cash generated from operations		(Won)	2,937,195	3,586,603
Profit for the period			2,421,657	3,418,724
Adjustments	35		2,571,779	2,828,444
Changes in operating assets and liabilities	35		(2,056,241)	(2,660,565)
Interest received			97,273	215,699
Interest paid			(275,107)	(217,142)
Dividends received			233,921	127,707
Income taxes paid			(935,180)	(522,471)

Net cash provided by operating activities			2,058,102	3,190,396

Cash flows from investing activities
Disposal of short-term financial instruments			4,347,602	15,413,389
Disposal of available-for-sale investments			4,052	126,196
Disposal of held-to-maturity investments			—	20,000
Decrease in long-term loans			10,587	—
Disposal of investments in subsidiaries and associates			93	—
Disposal of property, plant and equipment			11,775	21,848
Acquisition of short-term financial investments			(2,804,951)	(12,592,311)
Increase in short-term loans			—	(6,100)
Acquisition of available-for-sale financial assets			(175,914)	(53,787)
Increase in long-term loans			(11,551)	(19,134)
Acquisition of investements in subsidiaries and associates			(1,819,427)	(3,777,819)
Acquisition of property, plant and equipment			(2,306,996)	(3,165,025)
Cost of removal of property, plant and equipment			(10,609)	(29,550)
Acquisition of intangible assets			(17,375)	(14,978)
Others			(77,843)	(445,642)

Net cash used in investing activities			(2,850,557)	(4,522,913)

Cash flows from financing activities
Proceeds from borrowings			4,717,331	3,173,613
Increase in long-term financial liabilities			2,556	18,113
Disposal of treasury shares			164,384	—
Repayment of borrowings			(2,707,496)	(1,500,989)
Decrease in long-term financial liablities			(4,831)	(65,528)
Acquisition of treasury shares			(61,296)	—
Payment of cash dividends			(770,858)	(693,296)

Net cash provided by financing activities			1,339,790	931,913

Net increase (decrease) in cash and cash equivalents			547,335	(400,604)

Cash and cash equivalents at beginning of the period			672,426	626,782
Exchange losses on cash and cash equivalents			(8)	(108)

Cash and cash equivalents at end of the period		(Won)	1,219,753	226,070

See accompanying notes to separate interim financial statements (unaudited).

7

POSCO

Notes to Separate Interim Financial Statements

As of September 30, 2011

(Unaudited)

1.	Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through nine of its overseas liaison offices.

As of September 30, 2011, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Statement of Compliance

Statement of compliance

The separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

K-IFRS is effective as of the fiscal year beginning on January 1, 2011. The Company has also presented the comparative information in the separate interim financial statements in accordance with K-IFRS.

These interim financial statements are separate interim financial statements in accordance with K-IFRS 1027 “Consolidated and Separate Financial Statements” presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

These separate interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by its first annual K-IFRS financial statements.

The Company’s date of transition to K-IFRS in accordance with K-IFRS No. 1101 First-time adoption of K-IFRS, is January 1, 2010, and the effect of the transition from Korean Generally Accepted Accounting Principles (“K-GAAP”) to K-IFRS on the Group’s reported financial position and financial performance is explained in note 36.

8

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Basis of measurement

The separate interim financial statements have been prepared under the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

1)	Derivatives are measured at fair value

2)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

3)	Available-for-sale financial assets are measured at fair value

4)	The liability for a cash settled stock appreciation rights is measured at fair value

5)	Employee benefits are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These interim financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

Use of estimates and judgements

The preparation of the interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 17– Employee Benefits

9

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate interim financial statements are included below. The accounting policies applied for the separate interim financial statements may be changed by management if considered necessary in the course of preparing its first annual separate financial statements in accordance with K-IFRS for the year ending December 31, 2011.

Investments in subsidiaries and associates

The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS 1027. The carrying amount under previous GAAP is considered to be the deemed cost of investments in subsidiaries and associates on the date of transition to K-IFRS. Dividends from a subsidiary or associate are recognized in profit or loss when the rights to receive the dividends are established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, checking accounts, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

10

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

11

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost and net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

12

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. In addition, in the preparation of the opening K-IFRS separate statement of financial position on the date of transition to K-IFRS, the Company measures certain machinery and equipment at fair value at the date of transition, which is deemed cost, in accordance with K-IFRS 1101.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.

(a) it is probable that future economic benefits associated with the item will flow to the Company; and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Depreciation is based on the cost of an asset less its residual value. Depreciation of property, plant and equipment, except for land, is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Lease assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

13

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

The estimated useful lives for the current and comparative periods are as follows:

Buildings	20-40 years
Structures	20-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

The residual value and the useful lives are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

In order to apply the useful life which corresponds to the available periods of the machinery and equipment’s expected utilization, from January 1, 2011 the Company changed the useful life of certain machinery and equipment in its steel operating segment from 8 years to 15 years. During the nine-month period ended September 30, 2011, the depreciation costs decreased by (Won) 899,944 million as a result of this change in the useful life.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset.

The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

14

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Intellectual property rights	5-10 years
Port facilities usage rights Development expenses	2-75 years 4 years
Other intangible assets	4-20 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

15

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as reduced depreciation expense.

(b)	Grants related to income

Government grants which are intended to give immediate financial support to the Company with no future related costs are recognized as government grant income in profit or loss.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews the indication of whether the leased asset may be impaired each reporting period.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

16

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on reliably estimated future cash flows of the asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following events:

(a)	significant financial difficulty of the issuer or obligor

(b)	a breach of contract, such as a default or delinquency in interest or principal payments

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	the disappearance of an active market for that financial asset because of financial difficulties

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

For an investment in an equity instrument classified as available for sale, in addition to the above events, the Company considers an additional objective evidence of impairment when the fair value of an investment declines below its cost significantly and steadily.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(a)	Financial assets carried at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

17

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value–in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

18

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

19

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation and the obligation can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Post-employment benefit: Defined contribution plans

With regard to the defined contribution plan, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund.

(c)	Post-employment benefit: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

20

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Past service costs, which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

Stock Appreciation Rights

The Company granted share options to executives as part of the reward for their services and is accounting for the options as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes the employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

21

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock, less their tax effects, are deducted from equity.

If the Company reacquires its own equity instruments, those instruments (“treasury shares”) are deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

Revenue

The Company’s revenue from the sale of goods and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.

(a)	Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

(b)	Service rendered

Service sales are mostly comprised of rental income. Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the leases.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest method.

22

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Income tax

Income tax expense comprises current tax and deferred tax, and is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year. Since taxable income excludes income which will be added or deductible in other taxation periods, non-taxable items or non-deductible items from net income on comprehensive income statements, the taxable income and net income on comprehensive income statements differ. Tax payable related to current tax is calculated by using tax rates enacted or substantively enacted.

(b)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

23

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

The Company calculates basic earnings per share (“EPS”) data for its ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares held.

24

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	operational risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

(a)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

25

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirement for the Company’s strategy investments. The Company believes that it is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

1) Currency risk

The Company is exposed to currency risk for sales, purchases and borrowings in a currency other than the functional currency, Korean Won. The Company’s general policy in respect of foreign currency risks is to use a natural hedge whereby foreign currency income is utilized for foreign currency expenditures. Remaining net exposures after the natural hedge are hedged using derivative contracts such as forward exchange contracts. The Company’s management monitors currency risk regularly for hedging foreign exchange exposure.

2) Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

26

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period. The equity attributable to owners as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011	2010	January 1, 2010
Total borrowings	11,995,645	9,412,997	6,381,092
Less: Cash and cash equivalents	1,219,753	672,426	626,782

Net borrowings	10,775,892	8,740,571	5,754,311
Total shareholders’ equity	37,064,594	36,023,496	32,657,246

Net borrowings-to-equity ratio	29.07%	24.26%	17.62%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Checking accounts	(Won)	2,111	886	817
Time deposits		752,842	300,000	380,465
Money market trust		344,800	111,500	228,700
Money market funds		120,000	260,040	—
Other cash and cash equivalents		—	—	16,800

	(Won)	1,219,753	672,426	626,782

27

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

6.	Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Current
Trade accounts and notes receivable	(Won)	4,145,822	3,553,135	2,963,035
Less: Allowance for doubtful accounts		(1,946)	(4,687)	(11,252)

		4,143,876	3,548,448	2,951,783

Non-Current
Trade accounts and notes receivable		252	252	1,875
Less: Allowance for doubtful accounts		(228)	(228)	(569)

		24	24	1,306

	(Won)	4,143,900	3,548,472	2,953,089

Borrowings includes the trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounting to (Won)392,062 million, (Won)220,866 million and (Won)267,874 million as of September 30, 2011, December 31, 2010 and January 1, 2010, respectively.

7.	Other Financial Assets

(a)	Other short-term financial assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010		January 1, 2010
Financial assets at fair value through profit or loss Financial assets held for trading	(Won)	30,018		182,208		795,811
Available-for-sale financial assets Short-term available-for-sale securities (bonds)		—		—		20,230
Held-to-maturity investments Current portion of held-to-maturity securities (bonds)		—		1,978		20,000
Loans and other receivables
Short-term financial instruments		822,182		2,362,621		5,280,927
Cash deposits (*1)		11,888		14,101		10,666
Other accounts receivable, net		311,147		174,965		137,560
Accrued income		7,644		28,888		49,987
Other checking accounts		1,476		147		—
Allowance account for credit losses		(10,571)		(10,589)		(10,618)

	(Won)	1,173,784	(Won)	2,754,319	(Won)	6,304,563

(*1)	The Company is required to provide deposits to maintain checking accounts and, accordingly, the withdrawal of these deposits is restricted.

28

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Other long-term financial assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Available-for-sale investments
Long-term available-for-sale securities (bonds)	(Won)	22	11	104,895
Long-term available-for-sale equity securities		4,192,499	4,931,117	4,271,392
Long-term available-for-sale securities (investment in capital)		500	500	500
Held-to-maturity investments
Held-to-maturity securities (bonds)		29,884	29,830	31,675
Loan and other receivable
Cash deposits (*1)		40	40	40
Long-term loans		64,402	63,437	24,554
Long-term other accounts receivable		2,957	3,122	3,321
Deposits		1,687	2,213	1,770
Allowance account for credit losses		(14,453)	(14,487)	(17)

	(Won)	4,277,538	5,015,783	4,438,130

(*1)	The Company is required to provide deposits to maintain checking accounts and, accordingly, the withdrawal of these deposits is restricted.

29

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Long-term available-for-sale equity securities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)					Book Value
	Number of Shares	Ownership (% )	Acquisition cost		2011	2010	January 1, 2010
Marketable equity securities
Nippon Steel Corporation (*1)	238,352,000	3.50	(Won)	719,622	820,409	972,351	1,128,734
KB Finanacial group Inc.	15,454,067	4.00		715,356	623,572	786,950	783,015
SK Telecom Co., Ltd. (*1)	4,528,117	5.61		1,250,656	676,648	809,280	743,845
Hyundai Heavy Industries Co.,Ltd	1,477,000	1.94		343,506	415,037	654,311	256,260
MacArthur Coal Limited	21,215,700	7.02		420,805	388,562	314,446	249,431
Shinhan Financial group Inc.	4,369,881	0.92		228,778	183,535	231,167	188,779
Hana Financial group Inc.	4,663,776	1.92		29,998	163,232	201,942	153,438
Thainox Public Stainless Co., Ltd. (*2)	—	—		—	—	70,724	79,191
Others (12 companies)				155,357	149,923	154,189	67,658

				3,864,078	3,420,918	4,195,360	3,650,351
Non-marketable equity securities
Nacional Minerios S.A. (*3)	30,784,625	6.48		668,635	557,191	534,734	535,357
The Siam United Steel (*3)	11,071,000	12.30		34,658	67,902	69,013	65,135
Others (25 companies) (*4)				154,197	146,488	132,010	20,549

				857,490	771,581	735,757	621,041

			(Won)	4,721,568	4,192,499	4,931,117	4,271,392

(*1)	As of September 30, 2011, 2,186,546 shares equivalent to 19,678,919 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued and 130,379,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st Samurai bonds issued.
(*2)	In 2011, it was reclassified to investment in subsidiaries and associates as the Company acquired an additional 69.21% of the ownership from the major stockholders and others.
(*3)	The fair value of the corporation is based on an analysis performed by an external professional evaluation agency.
(*4)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

30

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

8. Inventories

Inventories as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Finished goods	(Won)	958,520	698,219	344,191
Semi-finished goods		1,868,823	1,441,128	843,720
By-products		7,252	5,542	4,281
Raw materials		1,760,690	1,704,831	696,492
Fuel and materials		565,257	524,077	405,003
Materials-in-transit		2,146,526	1,624,765	702,807
Others		569	576	522

		7,307,637	5,999,138	2,997,016

Allowance for inventories valuation		(1,760)	(593)	(691)

	(Won)	7,305,877	5,998,545	2,996,325

The amount of valuation loss of inventories recognized as a cost of goods sold during the nine-month periods ended September 30, 2011 is (Won)1,760 million.

9. Other Assets

Other current assets and other long-term assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Other current assets
Advance payments	(Won)	4,896	6,218	11,943
Prepaid expenses		75,061	13,649	8,466

		79,957	19,867	20,409

Other long-term assets
Long-term prepaid expenses		9,786	10,687	5,332
Dishonored receivables		13	13	13
Others (*1)		345,149	263,459	4,033
Less : Allowance for doubtful accounts		(13)	(20)	(672)

	(Won)	354,935	274,139	8,706

(*1)	Includes guarantee deposits of (Won)257,878 million as of September 30, 2011 and December 31, 2010 in relation to exploration of Australia Roy Hill iron ore mine.

31

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

10. Investments in Subsidiaries and Associates

(a)	Investments in subsidiaries and associates as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Subsidiaries	(Won)	11,305,644	9,662,423	5,260,593
Associates		1,086,694	807,733	527,238

	(Won)	12,392,338	10,470,156	5,787,831

(b)	Details of subsidiaries and carrying values as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won) [Domestic]	Country	Principal operations	Ownership (%)	2011		2010	January 1, 2010
Daewoo International. Co., Ltd.	Korea	Trading	66.56	(Won)	3,371,481	3,371,481	—
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	89.53		1,510,716	1,510,716	1,063,089
POSCO Power Corp.	Korea	Generation of Electricity	85.71		649,148	649,148	649,148
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and Sales	100.00		628,842	628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and Sales	100.00		138,909	93,909	75,603
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421	108,421
POSCO M-TECH Co., Ltd (*1)	Korea	Packing materials manufacturing	48.85		107,278	—	—
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sellings	60.00		100,535	100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	72.54		70,990	70,990	70,990
POS-HiMETAL CO., Ltd	Korea	Steel manufacturing and Sales	65.00		49,452	31,837	5,837
POSCO Family Strategy Fund	Korea	Financial investment	69.93		40,000	20,000	—
Others (19 companies)					354,237	307,147	213,375

				(Won)	7,551,936	7,314,953	3,337,767

32

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(in millions of Won) [Foreign]	Country	Principal operations	Ownership (%)	2011		2010	January 1, 2010
POSCO-Thainox Co., Ltd.(*2)	Thailand	Stainless steel manufacturing	84.60	(Won)	549,697	—	—
PT. KRAKATAU STEEL POSCO	Indonesia	Steel manufacturing and Sales	70.00		378,923	1,625	—
POSCO Australia Pty. Ltd.	Austrailia	Steel sellings and mine development	100.00		330,623	330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		285,775	283,845	283,845
POSCO WA Pty. Ltd.	Austrailia	Mine development	100.00		232,069	205,885	—
POSCO China Holding Corp.	China	Investment management	100.00		223,436	208,413	208,413
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and Sales	100.00		196,326	84,442	63,872
POSCO-India Private Ltd.	India	Steel manufacturing and Sales	100.00		184,815	108,538	108,538
Guangdong Pohang Coated Steel Co., Ltd.	China	Plate steel manufacturing	84.52		163,355	64,876	31,299
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		157,527	158,806	159,629
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65		145,694	105,348	71,901
POSCO America Corp.	USA	Trading-Steel	99.45		117,489	117,489	113,510
POSCO Investment Co., Ltd.	Hong Kong	Finance	100.00		89,719	92,884	94,629
POSCO-Mexico Co., Ltd.	Mexico	Plate steel manufacturing	84.67		86,204	62,581	62,581
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	100.00		65,982	65,982	65,982
POSCO-CSPC Co., Ltd.	China	Steel manufacturing and Sales	90.00		62,494	49,429	49,429
Others (34 companies)					415,144	338,268	210,139

					3,753,708	2,347,470	1,922,826

				(Won)	11,305,644	9,662,423	5,260,593

(*1)	In 2011, this investment was reclassified to investment in subsidiaries from investment in associates as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership.
(*2)	In 2011, it was reclassified to investment in subsidiaries from an available-for-sale investment as the Company acquires an additional 69.21% of the ownership from the major stockholders and others.

(c)	Details of associates and carrying values as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won) [Domestic]		Country	Principal operations	Ownership (%)	2011		2010	January 1, 2010
Sungjin Geotec Co., Ltd.		Korea	Industrial machinery manufacturing	26.34	(Won)	159,878	159,878	—
SNNC Co., Ltd.		Korea	Material manufacturing	49.00		100,655	100,655	100,655
POSCO M-TECH Co., Ltd		Korea	Packing materials manufacturing	—		—	107,278	5,989
Others (4 companies)						20,076	26,910	18,384

						280,609	394,721	125,028

[Foreign]
POSCO-NPS Niobium LLC.		USA	Mine development	50.00		364,609	—	—
NMC		New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197	189,197
KOBRASCO		Brazil	Facilities lease	50.00		98,962	98,962	98,962
BX Steel POSCO Cold Rolled Co., Ltd.	Sheet	China	Steel manufacturing and Sales	25.00		64,061	64,383	65,029
Others (11 companies)						89,256	60,470	49,022

						806,085	413,012	402,210

					(Won)	1,086,694	807,733	527,238

33

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

11. Investment Property, Net

(a)	Investment property as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Acquisition cost	(Won)	166,444	121,666	135,350
Accumulated depreciation		(48,261)	(29,393)	(30,988)

Book value	(Won)	118,183	92,273	104,362

(b)	The changes in carrying value in investment property for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 are as follows:

1)	For the nine-month period ended September 30, 2011

(in millions of Won)	Beginning		Acquisition		Disposal		Depreciation (*1)		Others (*2)		Ending
Land	(Won)	41,877	(Won)	—	(Won)	—	(Won)	—	(Won)	1,381	(Won)	43,258
Buildings		48,514		86		(153)		(2,238)		23,284		69,493
Structures		1,882		—		—		(147)		3,697		5,432

Total	(Won)	92,273	(Won)	86	(Won)	(153)	(Won)	(2,385)	(Won)	28,362	(Won)	118,183

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2)	For the year ended December 31, 2010

(in millions of Won)	Beginning		Depreciation (*1)	Others (*2)	Ending
Land	(Won)	47,333	—	(5,456)	41,877
Buildings		54,855	(2,060)	(4,281)	48,514
Structures		2,174	(45)	(247)	1,882

Total	(Won)	104,362	(2,105)	(9,984)	92,273

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

34

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

12. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Cost	(Won)	41,785,321	39,666,445	35,918,640
Less : Accumulated depreciation		(20,734,739)	(19,655,335)	(17,505,772)

	(Won)	21,050,582	20,011,110	18,412,868

(b)	The changes in carrying value of property, plant and equipment for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 are as follows:

1)	For the nine-month period ended September 30, 2011

(in millions of Won)	Beginning		Acquisition (*1)		Disposal		Depreciation		Others (*2)		Ending
Land	(Won)	1,068,294	(Won)	208,565	(Won)	(948)	(Won)	—	(Won)	(1,381)	(Won)	1,274,530
Buildings		2,502,213		487,510		(2,458)		(168,407)		(23,067)		2,795,791
Structures		1,942,405		189,380		(7,081)		(115,876)		(6,343)		2,002,485
Machinery and equipment		11,736,629		2,153,868		(22,252)		(963,298)		2,429		12,907,376
Vehicles		22,753		3,109		(1)		(6,300)		—		19,561
Tools		27,807		19,769		(2)		(10,215)		—		37,359
Furniture and fixtures		66,345		21,446		(1)		(18,203)		—		69,587
Lease assets		8,918		—		—		(478)		—		8,440
Construction-in-progress		2,635,746		2,396,745		—		—		(3,097,038)		1,935,453

Total	(Won)	20,011,110	(Won)	5,480,392	(Won)	(32,743)	(Won)	(1,282,777)	(Won)	(3,125,400)	(Won)	21,050,582

(*1)	Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plates and others amounting to (Won)3,083,647 million.
(*2)	Represent assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.

2)	For the year ended December 31, 2010

(in millions of Won)	Beginning		Acquisition (*1)		Disposal		Depreciation		Others (*2)		Ending
Land	(Won)	914,536	(Won)	155,701	(Won)	(7,398)	(Won)	—	(Won)	5,455	(Won)	1,068,294
Buildings		1,943,655		755,928		(8,840)		(192,811)		4,281		2,502,213
Structures		1,477,745		565,020		(4,229)		(125,429)		29,298		1,942,405
Machinery and equipment		10,142,068		3,868,845		(44,740)		(2,207,565)		(21,979)		11,736,629
Vehicles		16,802		14,094		(154)		(7,989)		—		22,753
Tools		16,737		19,389		(1)		(8,318)		—		27,807
Furniture and fixtures		50,058		34,825		(60)		(18,478)		—		66,345
Lease assets		9,555		—		—		(637)		—		8,918
Construction-in-progress		3,841,712		4,247,847		—		—		(5,453,813)		2,635,746

Total	(Won)	18,412,868	(Won)	9,661,649	(Won)	(65,422)	(Won)	(2,561,227)	(Won)	(5,436,758)	(Won)	20,011,110

35

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(*1)	Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plates and others amounting to (Won)5,413,802 million.
(*2)	Represent assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.

c)	Borrowing costs capitalized and the capitalized interest rate for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	2011		2010
Borrowing costs capitalised	(Won)	12,507	(Won)	2,275
Capitalisation rate		4.66%		4.72%

13. Intangible Assets, Net

(a)	Intangible assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Acquisition cost	(Won)	883,502	853,218	946,417
Less : Accumulated depreciation		(649,440)	(624,081)	(744,803)

	(Won)	234,062	229,137	201,614

(b)	Changes in carrying values of intangible assets for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

1)	For the nine-month period ended September 30, 2011:

(in millions of Won)			Increase		Decrease
	Beginning		Acquisition (*2)	Development	Disposal	Depreciation	Ending
Intellectual property rights	(Won)	4,919	1,341	—	(144)	(532)	5,584
Membership (*1)		56,494	—	—	(214)	—	56,280
Development expense		32,308	—	7,530	—	(10,388)	29,450
Port facilities usage rights		112,683	—	—	—	(9,871)	102,812
Other intangible assets		22,733	21,895	—	—	(4,692)	39,936

	(Won)	229,137	23,236	7,530	(358)	(25,483)	234,062

(*1)	Economic useful life of membership is indefinite.
(*2)	Includes acquisition cost transferred from construction-in-progress amounting to (Won)13,391 million.

36

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	For the year ended December 31, 2010

(in millions of Won)			Increase		Decrease
	Beginning		Acquisition(*2)	Development	Disposal	Depreciation	Ending
Intellectual property rights	(Won)	3,028	2,458	—	—	(567)	4,919
Membership (*1)		49,785	7,815	—	(1,106)	—	56,494
Development expense		28,030	—	15,046	—	(10,768)	32,308
Port facilities usage rights		100,144	28,165	—	—	(15,626)	112,683
Other intangible assets		20,627	11,191	—	—	(9,085)	22,733

	(Won)	201,614	49,629	15,046	(1,106)	(36,046)	229,137

(*1)	Economic life of membership is indefinite.
(*2)	Includes acquisition cost transferred from construction-in-progress amounting to (Won)40,011 million.

14. Borrowings

(a)	Borrowings as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Short-term borrowings
Short-term borrowings	(Won)	2,093,727	1,339,937	698,784
Current portion of long-term borrowings		6,173	750	—
Current portion of loans from foreign financial institutions		1,019	963	1,065
Current portion of debentures		1,575,627	1,777,956	—
Less : Current portion of discount on debentures issued		(1,020)	(3,242)	—

		3,675,526	3,116,364	699,849

Long-term borrowings
Long-term borrowings		903,319	467,378	80,831
Foreign loan		3,550	4,074	5,572
Debentures		7,473,044	5,872,258	5,649,690
Less : Discount on debentures issued		(82,031)	(58,215)	(64,917)
Add : Premium on debentures redemption		22,237	11,138	10,067

		8,320,119	6,296,633	5,681,243

	(Won)	11,995,645	9,412,997	6,381,092

37

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Short-term borrowings as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won) Bank	Issuance date	Maturity date	Annual interest rate (%)	2011		2010	January 1, 2010
Mizho	2011.09.23	2012.03.26	1.28~1.29	(Won)	195,602	—	—
SOCIETE	2011.04.06	2011.10.04	1.01		67,817	—	—
SMBC	2011.09.09	2012.03.19	0.89~1.07		110,181	—	—
JP Morgan	2011.04.06	2011.11.17	0.98~1.01		168,405	120,423	—
ING	2011.07.11	2011.10.07	0.80		117,891	131,321	77,711
HSBC	2011.07.22	2011.11.09	0.85~1.08		234,214	224,586	38,590
DEUTSCHE	2011.08.16	2011.12.27	0.95~0.99		119,987	111,686	—
DBS	2011.04.06	2012.03.20	0.95~1.28		352,577	—	—
CA	2011.07.07	2012.01.03	0.95		109,403	106,751	—
BNP	2011.06.21	2011.12.27	0.94~0.95		225,588	106,631	—
ANZ and others					—	317,673	314,609
Others (discount on accounts receivable)					392,062	220,866	267,874

				(Won)	2,093,727	1,339,937	698,784

(c)	Current portion of long-term borrowings as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	2011		2010	January 1, 2010
Borrowings	Korea Resources Corporation	2006.10.31	2021.09.15	1.50	(Won)	3,000	750	—
Borrowings	Korea Resources Corporation	2006.12.28	2021.12.15	1.50		1,133	—	—
Borrowings	Woori Bank	2009.06.11	2017.03.15	2.50		1,327	—	—
Borrowings	Woori Bank	2009.11.26	2017.03.15	2.50		440	—	—
Borrowings	Woori Bank	2009.12.31	2017.03.15	2.50		274	—	—
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30	2017.12.31	2.00		1,019	963	1,065
Debentures	Domestic debentures 282	2006.03.28	2011.03.28	5.00		—	299,786	—
Debentures	Domestic debentures 283	2006.05.10	2011.05.10	5.00		—	499,669	—
Debentures	Domestic debentures 287	2007.05.11	2012.05.11	5.26		499,711	—	—
Debentures	1st Samurai Private Equity Bonds	2008.12.29	2011.12.29	Tibor(6M)+1.60		767,599	696,029	—
Debentures	Yen dominated FRN	2008.11.11	2011.11.11	Tibor(6M)+2.60		307,296	279,230	—

					(Won)	1,581,799	1,776,427	1,065

(*1)	As of September 30, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.

38

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(d)	Long-term borrowings as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	2011		2010	January 1, 2010
Borrowings	Woori Bank	2006.10.31~ 2009.6.29	2017.03.15~ 2039.08.11	1.50~2.25	(Won)	102,642	90,598	75,519
Borrowings	Korea National Oil Corporation	2007.12.27~ 2010.12.28	2022.12.29~ 2024.12.28	Government bond -2.25		8,289	8,004	5,312
Borrowings	Korea EXIM Bank	2010.02.18~ 2011.09.28	2017.02.28~ 2018.03.23	4.09~4.50		792,388	368,776	—
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		3,550	4,074	5,572
Debentures	Domestic debentures 301 and others	2007.05.11~ 2011.09.17	2012.05.11~ 2016.09.17	3.78~6.52		3,289,529	2,492,833	2,293,320
Debentures	Global Bond (*2) and others	2006.06.28~ 2011.08.18	2013.06.28~ 2021.04.14	0~8.75		4,123,721	3,332,348	3,301,520

					(Won)	8,320,119	6,296,633	5,681,243

(*1)	As of September 30, 2010, Korea Development Bank has provided guarantees for loans from foreign financial institutions.
(*2)	The Company redeemed JPY 39,970,000,000 (75.7% of total face value) exchangeable bonds in August 2011. The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) II Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed prior to maturity at 105.11% of their face value for three years from the issuance date at the option of the bondholders. Also, the Company provides guarantees for Zeus (Cayman) II Ltd.

15. Other Financial Liabilities

(a)	Other short-term financial liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Financial guarantee liabilities	(Won)	7,139	6,445	—
Accounts payable		659,803	728,574	987,977
Accrued expenses		206,564	210,040	146,105
Dividends payable		5,481	5,569	5,143
Finance lease liabilities		1,034	1,048	1,023
Withholdings		9,773	6,405	17,066

	(Won)	889,794	958,081	1,157,314

39

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Other long-term financial liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Financial guarantee liabilities	(Won)	12,891	9,150	15,210
Accrued expenses		17,018	22,287	72,435
Derivatives liabilities		20,606	885	2,133
Long-term accounts payable		89,750	—	—
Finance lease liabilities		8,351	8,835	10,126
Long-term withholdings		8,243	11,009	853

	(Won)	156,859	52,166	100,757

16. Provisions

The changes in provisions for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

1)	For the nine-month period ended September 30, 2011

(in millions of Won)	Beginning		Increase	Decrease	Ending
Estimated allowance at the end of period (*1)	(Won)	9,582	254,244	(229,740)	34,086

(*1)	Represents the provision for bonuses.

2)	For the years ended December 31, 2010

(in millions of Won)	Beginning		Increase	Decrease	Ending
Estimated allowance at the end of period	(Won)	5,154	360,114	(355,686)	9,582

40

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

17. Employee Benefits

The Company introduced a retirement pension program for all employees in June 2010. The employees and directors who are in the employ of the Company chose a defined contribution plan or a defined benefit pension plan. According to the employee’s choice, the pension plan benefit is based on their accrued length of service, including their length of service under the previous severance plan.

(a)	Defined contribution plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the nine-month period ended September 30, 2011 is (Won)14,397 million, which is included in accrued expenses.

(b)	Defined benefit plans

The employees and directors who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of a reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Present value of funded obligations	(Won)	692,262	1,013,165	815,993
Fair value of plan assets		(499,768)	(689,162)	(599,170)

Net defined benefit obligations	(Won)	192,494	324,003	216,823

(d)	The changes in present value of defined benefit obligations for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	2011		2010
Defined benefit obligation at the beginning of period	(Won)	1,013,165	815,993
Current service costs		100,013	93,206
Interest costs		35,705	44,534
Actuarial losses		15,216	125,100
Benefits paid		(471,837)	(65,668)

Defined benefit obligation at the end of period	(Won)	692,262	1,013,165

41

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(e)	The changes in the fair value of plan assets for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	2011		2010
Plan assets at the beginning of period	(Won)	689,162	599,170
Expected return on plan assets		20,165	29,888
Actuarial gains and losses		(2,440)	(5,415)
Contributions of participants		80,077	100,000
Benefits paid		(287,196)	(34,481)

Plan assets at the end of period	(Won)	499,768	689,162

(f)	The fair value of plan assets as of September 30, 2011, December 31, 2010 and January 1, 2010, are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Deposits	(Won)	498,728	—	—
Equity instruments		984	512,850	446,718
Debt instruments		—	176,312	152,452
Others		56	—	—

Total	(Won)	499,768	689,162	599,170

(g)	The amounts recognized in the statements of comprehensive income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Current service costs	(Won)	100,013	70,442
Interest costs		35,705	33,446
Expected return on plan assets		(20,165)	(22,519)

Total	(Won)	115,553	81,369

The above expenses by function are as follows:

(in millions of Won)	2011		2010
Cost of sales	(Won)	89,538	69,564
Selling and administrative expenses		19,130	11,805
Others		6,885	—

Total	(Won)	115,553	81,369

42

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(h)	Actuarial gains and losses recognized in other comprehensive income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Beginning	(Won)	(101,802)	—
Current actuarial gains and losses		(13,709)	(99,752)

Ending	(Won)	(115,511)	(99,752)

(i)	The principal actuarial assumptions as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

	2011	2010	January 1, 2010
Discount rate	4.61%	5.21%	5.21%
Expected return on plan assets	5.52%	4.66%	4.66%
Expected future increases in salaries	3.00%	3.00%	3.00%

18. Other Liabilities

(a)	Other current liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Other current liabilities
Advances received	(Won)	46,971	33,241	25,614
Withholding		21,089	24,388	34,009
Unearned revenue		2,012	4,182	2,013
Deferred revenue		—	200	—

	(Won)	70,072	62,011	61,636

(b)	Other long-term liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Other long-term liabilities
Unearned revenue	(Won)	628	1,277	2,305
Others		3,000	2,999	3,973

	(Won)	3,628	4,276	6,278

43

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

19. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Financial assets at fair value through profit or loss	(Won)	30,018	182,208	795,811
Available-for-sale financial assets		4,193,021	4,931,628	4,397,017
Held-to-maturity investments		29,884	31,808	51,675
Loans and receivables		6,562,052	6,845,356	9,078,061

	(Won)	10,814,975	11,991,000	14,322,564

2)	Financial liabilities as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Financial liabilities at fair value through profit or loss:
Derivatives liabilities held for trading	(Won)	20,606	885	2,133

Financial liabilities evaluated as amortised cost:
Accounts payable		1,488,539	1,310,877	739,746
Borrowings		11,995,645	9,412,997	6,381,092
Financial guarantee liabilities (*1)		20,030	15,595	15,210
Others		1,006,017	993,766	1,240,729

		14,510,231	11,733,235	8,376,777

	(Won)	14,530,837	11,734,120	8,378,910

44

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(*1)	Financial guarantee contracts recognized in financial guarantee liabilities as of September 30, 2011 are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
POSCO Maharashtra Steel Pvt. Ltd.	Comerica Bank	USD	143,000,000	168,699
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	28,898
	Export-Import Bank of Korea	USD	230,000,000	271,285
POSCO-Vietnam Co., Ltd.	MIZUHO	JPY	2,256,750,000	34,677
	SUMITOMO	JPY	2,550,000,000	39,184
BX STEEL POSCO Cold	China Construction Bank	CNY	323,960,000	59,729
RolledSheet Co., Ltd.	Corporation and others	USD	9,720,000	11,465
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Mizuho and others	USD	160,000,000	188,720
	BOA and others	USD	311,296,295	367,174
POSCO Investment Co., Ltd.	BOA and others	CNY	630,000,000	116,153
	HSBC	MYR	240,000,000	89,064
POSCO-VST Co., Ltd.	ANZ and others	USD	65,000,000	76,668
POSCO-Mexico S.A. DE C.V	HSBC and others	USD	60,000,000	70,770
POSCO(Guangdong) Coated Steel Co., Ltd.	SMBC and others	USD	122,600,000	144,607

		USD	1,126,116,295	1,328,286
		JPY	4,806,750,000	73,861
		CNY	953,960,000	175,882
		MYR	240,000,000	89,064

45

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

3)	Financial profit and loss by category of financial instrument for the nine-month periods ended September 30, 2011 and 2010 is as follows:

(in millions of Won)	2011				2010
	Financial income (*1)		Financial expenses	Financial income and expenses	Financial income	Financial expenses	Financial income and expenses
Financial assets at fair value through profit or loss	(Won)	2,044	(5,457)	(3,413)	42,480	—	42,480
Available-for-sale financial assets		184,610	(218)	184,392	69,405	(320)	69,085
Held-to-maturity investments		1,213	—	1,213	1,730	—	1,730
Loans and receivables		226,608	(128,722)	97,886	349,731	(200,973)	148,758
Financial liabilities at fair value through profit or loss		530	(4,212)	(3,682)	—	(890)	(890)
Financial liabilities are evaluated as amortised cost		223,031	(1,065,180)	(842,149)	296,378	(613,749)	(317,371)

	(Won)	638,036	(1,203,789)	(565,753)	759,724	(815,932)	(56,208)

(*1)	Financial profit in the statement of comprehensive income includes the dividends from subsidiaries and associates of (Won)134,502 million and (Won)66,184 million for the nine-month periods ended September 30, 2011 and 2010, respectively.

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011		2010	January 1, 2010
Cash and cash equivalents	(Won)	1,219,753	672,426	626,782
Financial assets at fair value through profit or loss		30,018	182,208	795,811
Available-for-sale financial assets		4,193,021	4,931,628	4,397,017
Held-to-maturity investments		29,884	31,808	51,675
Loans and other receivables		1,198,399	2,624,458	5,498,190
Trade accounts and notes receivable		4,143,876	3,548,448	2,951,783
Long-term trade accounts and notes receivable		24	24	1,306

	(Won)	10,814,975	11,991,000	14,322,564

46

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011		2010	January 1, 2010
Accounts receivable	(Won)	2,174	4,915	11,821
Other accounts receivable		10,571	10,591	10,620
Long-term loans		14,453	14,487	14,470
Other assets		13	20	672

	(Won)	27,211	30,013	37,583

‚	Impairment losses (benefits) on financial assets for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Bad debt expenses	(Won)	(2,725)	(6,462)
Other bad debt expenses		(51)	(648)

	(Won)	(2,776)	(7,110)

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivable as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011			2010		January 1, 2010
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment	Trade accounts and notes receivable	Impairment
Not due	(Won)	4,130,677	—	3,416,549	2,727	2,739,546	3,235
Over due less than 1 month		89	—	53,385	37	69,678	49
1 month - 3 months		854	—	37,554	26	9,881	7
3 months - 12 months		4,624	—	37,978	27	26,077	18
over 12 months		9,830	2,174	7,921	2,098	119,728	8,512

	(Won)	4,146,074	2,174	3,553,387	4,915	2,964,910	11,821

„	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 were as follows:

(in millions of Won)	2011		2010
Beginning	(Won)	30,013	37,584
Reverse of bad debt		(2,776)	(7,291)
Other decreases		(26)	(280)

Ending	(Won)	27,211	30,013

47

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Liquidity risk

1)	The maturity analysis of non-derivative financial liabilities

(in millions of Won)	Book value		Cash flow for contracts	not later than 3 month	3 month - 6 months	6 months - 1 year	1 year - 5 years	later than 5 years
Non-derivative financial liabilities
Account payable	(Won)	1,488,539	1,488,539	1,488,539	—	—	—	—
Borrowings		11,995,645	13,933,367	2,713,167	692,483	1,489,775	6,824,822	2,213,120
Financial guarantee liabilities		20,030	20,030	1,987	1,884	3,268	10,603	2,288
Other financial liabilities		1,006,017	1,014,649	871,848	275	10,532	128,743	3,251

	(Won)	14,510,231	16,456,585	5,075,541	694,642	1,503,575	6,964,168	2,218,659

2)	The maturity analysis of derivative financial liabilities

(in millions of Won)	not later than 1 year	1 year - 5 years	later than 5 years	Total
Derivatives liabilities held for trading Coupon	—	20,606	—	20,606

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The exposure to currency risk as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011			2010		January 1, 2010
	Assets		Liabilities	Assets	Liabilities	Assets	Liabilities
EUR	(Won)	10,774	7,934	19,335	11,900	29,249	12,571
USD		721,098	6,521,386	838,688	4,266,232	964,986	2,481,972
JPY		201,423	2,423,280	56,377	2,444,452	44,839	2,211,387
Others		49,166	1,174	230	2,582	235	2,582

	(Won)	982,461	8,953,774	914,630	6,725,166	1,039,309	4,708,512

48

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	For the nine-month periods ended September 30, 2011 and 2010, the effects of a hypothetical 10% strengthening or weakening of functional currency against foreign currencies other than functional currency on profit before tax were as follows:

(in millions of Won)	2011			2010
	10% increase		10% decrease	10% increase	10% decrease
EUR	(Won)	284	(284)	744	(744)
USD		(580,029)	580,029	(342,754)	342,754
JPY		(222,186)	222,186	(238,808)	238,808

(e)	Interest rate risk

1)	The book value of interest-bearing financial instruments as of September 30, 2011, December 31, 2010 and January 1, 2010 is as follows:

(in millions of Won)	2011		2010	January 1, 2010
Fixed rate
Financial assets	(Won)	2,163,736	3,312,165	6,915,564
Financial liabilities		(10,813,430)	(8,347,135)	(5,426,485)

		(8,649,694)	(5,034,970)	1,489,079
Variable rate
Financial liabilities	(Won)	(1,182,215)	(1,065,862)	(954,607)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for derivative instruments such as interest swaps as hedges in fair value hedging accounting. Therefore, fluctuations in interest rates do not affect gain or loss.

3)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of September 30, 2011 and December 31, 2010, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense during the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	(8,867)	8,867	(7,571)	7,571

49

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows :

(in millions of Won)	2011			2010		January 1, 2010
	Book Value		Fair Value	Book Value	Fair Value	Book Value	Fair Value
Assets measured at fair value
Financial assets held for trading	(Won)	30,018	30,018	182,208	182,208	795,811	795,811
Available-for-sale financial assets		4,046,011	4,046,011	4,799,107	4,799,107	4,250,843	4,250,843

		4,076,029	4,076,029	4,981,315	4,981,315	5,046,654	5,046,654

Assets measured amortised cost
Cash and cash equivalents		1,219,753	1,219,753	672,426	672,426	626,782	626,782
Current trade accounts and note receivable		4,143,900	4,143,900	3,548,472	3,548,472	2,953,089	2,953,089
Loans and other receivables		1,198,399	1,198,399	2,624,458	2,624,458	5,498,190	5,498,190
Held-to-maturity investments		29,884	29,884	31,808	31,808	51,675	51,675

		6,591,936	6,591,936	6,877,164	6,877,164	9,129,736	9,129,736

Liabilities measured fair value
Derivatives liabilities held for trading		20,606	20,606	885	885	2,133	2,133
Liabilities measured amortised cost
Trade accounts payable		1,488,539	1,488,539	1,310,877	1,310,877	739,746	739,746
Borrowings		11,995,645	12,053,595	9,412,997	9,884,031	6,381,092	6,705,438
Financial guarantee liabilities		20,030	20,030	15,595	15,595	15,210	15,210
Others		1,006,017	1,006,017	993,766	993,766	1,240,729	1,240,729

	(Won)	14,518,231	14,568,181	11,733,235	12,204,269	8,376,777	8,701,123

2)	Interest rate for determining fair value

Interest rates to discount the estimated cash flows as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

	2011	2010	January 1, 2010
Borrowings	1.20% ~ 5.50%	1.19% ~ 5.14%	1.28% ~ 5.38%

50

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

3)	The fair value hierarchy

	The Group classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:    inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:    inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair value measurements classified by fair value hierarchy as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

a. September 30, 2011

(in millions of Won)	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	—	30,018	—	30,018
Available-for-sale financial assets	3,420,918	—	625,093	4,046,011

	3,420,918	30,018	625,093	4,076,029

Financial Liabilities
Derivatives liabilities held for trading	—	20,606	—	20,606

b. December 31, 2010

(in millions of Won)	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	—	182,208	—	182,208
Available-for-sale financial assets	4,195,360	—	603,747	4,799,107

	4,195,360	182,208	603,747	4,981,315

Financial Liabilities
Derivatives liabilities held for trading	—	885	—	885

c. January 1, 2010

(in millions of Won)	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	—	795,811	—	795,811
Available-for-sale financial assets	3,650,351	—	600,492	4,250,843

	3,650,351	795,811	600,492	5,046,654

Financial Liabilities
Derivatives liabilities held for trading	—	2,133	—	2,133

51

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

ƒ	Changes in financial assets classified as level 3 for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 are as follows:

a. For the nine-month period ended September 30, 2011

(in millions of Won)	Beginning		Other comprehensive income	Ending
Available-for-sale financial assets	(Won)	603,747	21,346	625,093

b. For the year ended December 31, 2010

(in millions of Won)	Beginning		Other comprehensive income	Ending
Available-for-sale financial assets	(Won)	600,492	3,255	603,747

20. Share Capital and Contributed Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with par value of (Won)5,000 per share. As of September 30, 2011, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of September 30, 2011, total shares of ADRs are 52,997,880 equivalents to 13,249,470 of common stock.

As of September 30, 2011, ending balance of common stock amounts to (Won)482,403 million; however, it is different from par value of issued common stock, which amounted to (Won)435,934 million, due to retirement of treasury stock.

(b)	Capital surplus

Capital surplus as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Share premium	(Won)	463,825	463,825	463,825
Gains on disposal of treasury shares		763,867	694,714	694,714

	(Won)	1,227,692	1,158,539	1,158,539

52

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

21. Reserves

(a)	Reserves as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	2011		2010	January 1, 2010
Accumulated changes in fair value of available-for-sale investments, net of tax	(Won)	334,555	1,011,557	634,571

(b)	The changes in fair value of available-for-sale investments for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

1) For the nine-month period ended September 30, 2011

(in millions of Won)	2011
Beginning balance	(Won)	1,011,557
Changes in fair value of available-for-sale investments		(867,951)
Tax effects		190,949

Ending balance	(Won)	334,555

2) For the year ended December 31, 2010

(in millions of Won)	2010
Beginning balance	(Won)	634,571
Changes in fair value of available-for-sale investments		483,315
Tax effects		(106,329)

Ending balance	(Won)	1,011,557

22. Treasury Shares

In January 2011, the Company sold 342,955 shares of treasury stock for (Won)164,384 million and recognized (Won)69,153 million, net of tax, as a gain on sale of treasury stock in capital surplus. Also, the Company acquired 131,389 shares of treasury stock for (Won)61,296 million.

As of September 30, 2011, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

53

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

23. Stock Appreciation Rights

(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

(per share, won)	6th Grant
Granted	90,000
Exercised	64,000
Unexercised	26,000
Exercise price	(Won)194,900
Exercise period	2007.4.29 ~ 2012.4.28

(b)	Expenses related to stock appreciation rights granted to executives incurred for the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

(in millions of Won)	4th Grant	5th Grant	6th Grant	Total
Accumulated reversal of stock compensation as of December 31, 2010	(83)	(9,681)	(3,463)	(13,227)
Reversal of stock compensation expenses For the nine-month periods ended September 30, 2011	—	(1,530)	(3,218)	(4,748)

(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

6th Grant
Risk-free rate of interest	3.50%
Expected life	158 days
Expected price-volatility	14.10%
Rate of expected dividends	9.57%
Stock price	Won 371,000
Fair value	Won 163,960

54

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

24. Sales

Details of sales for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Revenues
Sale of goods	(Won)	29,042,555	23,352,306
Services		410	—
Othters		62,577	53,956

	(Won)	29,105,542	23,406,262

55

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Wages and salaries	(Won)	123,876	112,205
Expenses related to defined benefit plan		21,306	12,296
Other employee benefits		50,100	39,674
Travel		15,959	14,406
Depreciation		16,563	12,176
Amortization		11,834	11,549
Rental		27,749	19,109
Repairs		14,308	11,880
Advertising		73,389	61,942
Research & development		104,918	62,236
Service fees		123,846	114,107
Supplies		4,637	6,195
Vehicles maintenance		5,371	4,663
Industry association fee		5,719	6,070
Training		15,023	16,223
Conference		4,920	5,147
Reverse of bad debt expenses		(2,725)	(6,462)
Others		21,315	19,642

	(Won)	638,108	523,058

(b)	Selling expenses

Selling expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Freight and custody expenses	(Won)	604,406	506,006
Operating expenses for distribution center		5,700	6,693
Sales commissions		43,446	35,880
Sales advertising		64	484
Sales promotion		3,882	4,127
Sample		1,667	1,651
Sales insurance premium		8,311	8,826

	(Won)	667,476	563,667

56

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

26. Research and Development Expenses

Research and development expenses recognized as expense for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Selling and administrative expenses	(Won)	104,918	62,236
Cost of sales		254,244	291,628

	(Won)	359,162	353,864

27. Other Operating Income and Expenses

(a)	Other operating income

Details of other operating income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Gain on disposal of property, plant and equipment	(Won)	8,580	13,211
Gain on disposal of other long-term assets		38	283
Miscellaneous income		22,790	50,784

	(Won)	31,408	64,278

(b)	Other operating expenses

Details of other operating expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Loss on disposal of property, plant and equipment	(Won)	40,310	56,961
Reverse of other bad debt expenses		(51)	(648)
Donations		23,585	26,021
Expenses on assets not in use		9,949	—
Miscellaneous loss		12,939	18,420

	(Won)	86,732	100,754

57

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

28. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Changes in inventories (*1)	(Won)	(688,539)	(933,710)
Raw materials and consumables used		20,191,623	13,890,336
Employee benefits expenses		958,886	874,757
Outsourced processing cost		1,429,850	1,239,280
Depreciation (*2)		1,285,162	1,844,926
Amortization		25,483	27,202
Ordinary research & development expenses		359,162	353,864
Electricity and water expenses		426,867	329,213
Service fees		173,120	162,730
Advertising expenses		73,389	61,942
Freight and custody expenses		604,406	506,006
Commission paid		43,446	35,880
Losses on disposition of property, plant, and equipment		40,310	56,961
Other expenses		710,159	755,303

	(Won)	25,633,324	19,204,690

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

58

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

29. Finance Income and Costs

(a)	Details of finance income and costs for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Financial income
Interest income	(Won)	76,121	176,053
Dividend income		262,031	133,602
Gains on disposal of financial assets held for trading		1,957	10,494
Gains on derivative transactions		69	26,737
Gains on foreign currency transactions		326,883	360,504
Gains on foreign currency translations		47,849	112,048
Others		57,628	6,470

		772,538	825,908

Financial costs
Interest expenses		308,934	226,220
Losses on foreign currency transactions		279,140	389,067
Losses on foreign currency translations		586,261	197,447
Others		29,454	3,198

	(Won)	1,203,789	815,932

(b)	Details of interest income by category of financial instrument for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Cash and cash equivalents		33,681	8,853
Financial instruments		35,448	155,668
Held-to-maturity securities		1,213	1,730
Available-for-sale financial assets		—	766
Others		5,779	9,036

	(Won)	76,121	176,053

59

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	Details of interest expenses by category of financial instrument for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Interest on bank overdraft and borrowings		320,366	227,051
Other interest expenses		1,075	—
Total interest expenses (*1)		321,441	227,051
Less: capitalization of interest expense		(12,507)	(831)

	(Won)	308,934	226,220

Average expenditure used to calculate capitalization of interest cost		253,318	17,593

(*1)	There are no interest expenses incurred from financial liabilities at fair value through profit or loss.

The capitalization rate for the nine-month period ended September 30, 2011 is 4.66%.

30. Income Taxes

(a)	Income tax expense for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Current income taxes (*1)	(Won)	497,476	754,510
Deferred income taxes		(19,496)	70,117
Items credited directly to shareholders’ equity		172,738	32,475

Income tax expense	(Won)	650,718	857,102

(*1)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.

60

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	The expected amount of income tax expense based on statutory rates compared to the actual amount of taxes recorded by the Company for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Profit before income tax expense	(Won)	3,072,375	4,275,826
Income tax expense computed at statutory rate		743,515	1,034,750
Adjustments:		(92,797)	(177,648)
Tax credit		(117,807)	(175,307)
Additional payment of income taxes		19,482	—
Others		5,528	(2,341)

Income tax expense	(Won)	650,718	857,102

Effective rate (%)		21.2%	20.0%

(c)	The income taxes charged directly to equity for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Net changes in fair value of available-for-sale investments	(Won)	190,949	4,340
Defined benefit plan actuarial losses		3,867	28,135
Gain on disposal of treasury shares		(22,078)	—

	(Won)	172,738	32,475

61

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(d)	The movements in deferred tax assets (liabilities) for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011				2010
	Dec.31, 2010		Inc(Dec)	September 30, 2011	Dec.31, 2009	Inc(Dec)	September 30, 2010
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	(27,776)	1,337	(26,439)	(39,500)	2,662	(36,838)
Reserve for technology developments		(264,000)	(36,850)	(300,850)	(176,000)	(88,000)	(264,000)
Depreciation expense		(65,129)	22,960	(42,169)	(78,445)	5,270	(73,175)
Prepaid expenses		18,851	4,669	23,520	17,757	6,223	23,980
Reappraisal of property, plant and equipment		(345,058)	(109,628)	(454,686)	(411,760)	45,967	(365,793)
Loss on foreign currency translation		81,066	91,586	172,652	39,783	20,759	60,542
Defined benefit liability		160,532	(31,826)	128,706	117,198	29,173	146,371
Plan assets		(151,423)	33,323	(118,100)	(117,198)	(15,956)	(133,154)
Accrued revenue		(6,601)	4,931	(1,670)	(11,957)	5,712	(6,245)
Others		282,850	(66,883)	215,967	314,992	(36,547)	278,445

		(316,688)	(86,381)	(403,069)	(345,130)	(24,737)	(369,867)

Deferred tax from tax credit
Tax credit carryforward		239,526	(88,939)	150,587	286,556	(77,855)	208,701

		239,526	(88,939)	150,587	286,556	(77,855)	208,701

Deferred income taxes recognized directly to
Gain (loss) on valuation of available-for-sale securities		(285,750)	190,949	(94,801)	(179,421)	4,340	(175,081)
Defined benefit plan actuarial gains (losses)		28,713	3,867	32,580	—	28,135	28,135

		(257,037)	194,816	(62,221)	(179,421)	32,475	(146,946)

	(Won)	(334,199)	19,496	(314,703)	(237,995)	(70,117)	(308,112)

(e)	As of September 30, 2011, the Company did not recognize income tax effects associated with taxable temporary differences of (Won)1,209,618 million (deferred tax liability (Won)173,981 million) relating to the valuation of equity method investments occurred in prior periods since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

62

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

31. Earnings Per Share

(a)	Basic Earnings per share for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won except per share information)	2011		2010
Profit for the period	(Won)	2,421,657	3,418,724
Weighted-average number of common shares outstanding (*)		77,254,303	77,032,878

Basic earnings per share		31,347	44,380

(*)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	2011	2010
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury stock	(9,932,532)	(10,153,957)

Weighted-average number of common stock outstanding	77,254,303	77,032,878

(b)	Basic earnings per share for the three-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won except per share information)	2011		2010
Profit for the period	(Won)	248,503	941,545
Weighted-average number of common stock outstanding (*)		77,244,444	77,032,878

Basic earnings per share		3,217	12,223

(*)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	2011	2010
Total number of common stock issued	87,186,835	87,186,835
Weighted-average number of treasury stock	(9,942,391)	(10,153,957)

Weighted-average number of common stock outstanding	77,244,444	77,032,878

63

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

32. Operating Profit

(a)	Operating profit adjusted by previous GAAP for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Operating profits by K-IFRS	(Won)	3,503,626	4,265,850

Deducted
Gains on disposal of property, plant, and equipment		8,580	13,211
Gain on disposal of other long-term assets		38	283
Miscellaneous income		22,790	50,784

		31,408	64,278

Added
Loss on disposal of property, plant, and equipment		40,310	56,961
Other bad debt expenses		(51)	(648)
Donations		23,585	26,021
Expenses on asset not in use		9,949	—
Miscellaneous losses		12,939	18,419

		86,732	100,753

Operating profits by previous GAAP	(Won)	3,558,950	4,302,325

64

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

33. Related Party Transactions

(a)	Significant transactions, which occurred in the ordinary course of business, with related companies for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	Sales and others (*1)			Purchase and others (*1)
	2011		2010	2011		2010
Subsidiaries
POSCO E&C Co., Ltd.	(Won)	21,074	6,500	(Won)	1,176,181	1,813,291
POSCO Processing & Service Co., Ltd.		964,861	807,071		1,080,835	226,423
POSCO Coated & Color Steel Co., Ltd.		460,051	492,715		1,318	2,293
POSCO ICT Co., Ltd.		1,107	581		372,869	336,376
POSCO Chemtech Company Ltd.		314,745	65,748		552,443	418,365
POSCO TMC Co., Ltd.		126,183	116,828		449	58
POSCO AST Co., Ltd.		233,020	215,185		44,073	39,926
Daewoo International Corp.		2,664,011	—		2,600	—
POSCO NST Co., Ltd.		128,623	—		3,289	—
POSCO America Corporation		207,608	167,972		—	—
POSCO Canada Ltd.		—	—		217,148	124,385
POSCO Asia Co., Ltd.		1,488,258	871,361		147,623	92,831
POSCO-Japan Co., Ltd.		1,087,588	811,129		24,579	200,346
POSCO-IPPC Pvt. Ltd.		104,522	128,470		—	—
POSCO-Mexico Co., Ltd.		253,572	199,513		176	—
Daewoo International Singapore Pte. Ltd.		—	—		122,128	—
Others		638,045	1,188,937		811,748	649,025

	(Won)	8,693,268	5,072,010	(Won)	4,557,459	3,903,319
Associates
SNNC Co., Ltd.		1,190	1,239		311,523	358,523
USS-POSCO Industries (UPI)		298,220	212,429		29	190
Poschrome(Proprietary) Ltd.		—	—		54,565	53,869
Others		161,400	20,253		42,875	35,338

	(Won)	460,810	233,921	(Won)	408,992	447,920

	(Won)	9,154,078	5,305,931	(Won)	4,966,451	4,351,239

(*1)	Sales and others include sales and other operating income. Purchase and others include purchase and overhead cost.

65

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Significant transactions, which occurred in the ordinary course of business, with related companies the related account balances as of September 30, 2011, December 31, 2010 and January 1, 2010 are as follows:

(in millions of Won)	Receivables (*1)				Payables (*1)
	2011		2010	January 1, 2010	2011		2010	January 1, 2010
Subsidiaries
POSCO E&C Co., Ltd.	(Won)	9,735	293	480	(Won)	149,276	190,081	437,819
POSCO Processing & Service Co., Ltd.		111,465	129,133	114,783		16,064	6,842	2,696
POSCO Plantec Co., Ltd.		255	—	9		17,116	48,058	22,839
POSCO ICT Co., Ltd.		17	—	1		49,439	63,627	54,529
POSCO Coated & Color Steel Co., Ltd.		127,870	104,755	109,616		271	437	199
POSCO Chemtech Company Ltd.		36,924	33,743	6,880		81,783	62,669	66,008
POSCO TMC Co., Ltd.		16,582	11,823	11,678		101	15	24
POSCO AST Co., Ltd.		35,352	19,065	17,492		7,219	8,255	7,572
Daewoo International Corp.		206,789	139,756	—		207	—	—
POSCO NST Co., Ltd.		36,134	—	—		453	—	—
POSCO America Corporation		8,703	12,211	6,163		—	—	—
POSCO Asia Co., Ltd.		181,122	122,626	40,548		3,963	3,767	1,170
POSCO-TBPC Co., Ltd.		23,872	25,919	18,376		2	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		7,817	13,805	24,404		—	—	—
POSCO-Vietnam Co., Ltd.		1,014	683	95,781		—	—	—
POSCO-Japan Co., Ltd.		57,092	28,515	25,972		170	4,958	6,701
POSCO-IPPC Pvt. Ltd.		6,560	10,412	12,356		—	—	—
POSCO-Mexico Co., Ltd.		180,706	80,443	16,247		—	—	—
Others		39,895	15,167	26,073		95,651	32,209	17,840

	(Won)	1,087,904	748,349	526,859	(Won)	421,715	420,918	617,397
Associates
Posmate Co., Ltd.	(Won)	—	1,396	48	(Won)	5,700	6,391	5,222
SNNC Co., Ltd.		209	182	1,974		33,291	57,512	26,963
USS-POSCO Industries (UPI)		35,795	58,347	39,100		—	—	—
Others		17,020	7,231	176		791	29,714	78

	(Won)	53,024	67,156	41,298	(Won)	39,782	93,617	32,263

	(Won)	1,140,928	815,505	568,157	(Won)	461,497	514,535	649,660

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

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POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(c)	For the nine-month periods ended September 30, 2011 and 2010, details of compensation to key management officers are as follows:

(in millions of Won)	2011		2010
Short-term benefits	(Won)	23,198	12,433
Other long-term benefits		18,020	16,685
Retirement benefits		6,250	4,809
Share-based payment		(4,748)	(10,602)

	(Won)	42,720	23,325

34. Commitments and Contingencies

(a)	The Company entered into a contract with Hanjin Shipping Co., Ltd., Hyundai Merchant Marine Co., Ltd., and others to use a transport ship for the transportation of raw materials and sales of product.

(b)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Power Corp. under construction of new power plants.

(c)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of September 30, 2011, 275 million tons of iron ore and 43 million tons of coal remained to be purchased under such long-term contracts.

(d)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (JCC) and also price ceiling is applicable.

(e)	The Company has lease agreements for using a Ro-Ro (roll-on, roll-off) ship and it is recorded as a finance lease. The Company is making payments of USD 11,583 thousands and (Won)1,953 millions, 90% of the ship’s fair value, for 12 years.

(f)	As of September 30, 2011, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million and USD 3.54 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan and the exploration of gas hydrates in Namangan-Chust, respectively. The repayment of borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by borrowing agreements.

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POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(g)	Litigation in progress

The Company is involved in 12 lawsuits and claims for alleged damages aggregating to (Won)9,107 million as of September 30, 2011 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of September 30, 2011.

(h)	As of September 30, 2011, the Company has provided five blank promissory notes to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

35. Cash Flows from Operating Activities

(a)	Adjustments for operating cash flows for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Accrual of severance benefits	(Won)	99,293	81,369
Depreciation		1,282,777	1,843,351
Depreciation of investment properties		2,385	1,575
Amortization		25,483	27,202
Reverse of bad debt expenses		(2,725)	(6,462)
Finance costs		917,524	427,248
Losses on disposal of property, plant, and equipment		40,310	56,961
Income tax expense		650,718	857,102
Finance income		(443,675)	(440,708)
Gains on disposal of property, plant and equipment		(8,580)	(13,211)
Others		8,269	(5,983)

	(Won)	2,571,779	2,828,444

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POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(b)	Changes in operating assets and liabilities for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Financial assets held for trading	(Won)	152,208	116,305
Trade accounts and notes receivable		(554,494)	(532,140)
Other accounts receivable		(111,198)	(46,450)
Advance payments		(4,384)	5,877
Prepaid expenses		(60,511)	(61,549)
Inventories		(1,309,092)	(2,722,222)
Long-term guarantee deposits		535	(389)
Trade accounts payable		141,861	795,347
Dividends Payable		(88)	(107)
Other accounsts payable		(70,088)	(223,134)
Accrued expenses		(26,323)	17,894
Advances received		13,730	15,182
Withholdings		(3,299)	(3,404)
Unearned revenue		(2,818)	3,787
Other long-term liabilities		26,399	30,711
Derivatives liabilities held for trading		16,040	—
Payment severance benefits		(471,837)	(49,456)
Plan assets		207,118	(6,817)

	(Won)	(2,056,241)	(2,660,565)

36. Transition to K-IFRS

As stated in note 2, the financial statements are the separate interim financial statements prepared in accordance with K-IFRS 1101 ‘First-time Adoption of Korean International Financial Reporting Standards’.

The significant accounting policies stated in note 3 were applied to the separate interim financial statements for periods ended September 30, 2011 and 2010, the separate financial statements as comparative information for the year ended on December 31, 2010 and the separate statements of financial position as of January 1, 2010 (the date of transition).

In preparing its opening K-IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with K-GAAP (previous GAAP). An explanation of how the transition from previous GAAP to K-IFRSs has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

69

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

(a)	Exemptions elected from K-IFRS 1101 ‘First-time Adoption of Korean International Financial Reporting Standards’ by the Company

The Company has elected to use one or more of the exemptions in accordance with K-IFRS 1101 for the preparation of statements of financial position at the date of transition and applied the following optional exemptions.

1)	Business combination

The Company has not retrospectively applied the business combinations that took place prior to the date of transition to K-IFRS.

2)	Deemed cost of property, plant and equipment

The Company has elected to use the revaluations prior to the date of transition to K-IFRS as deemed cost for certain items of property, plant and equipment and used the fair value at the date of transition as deemed cost for certain machinery and equipment.

3)	Borrowing costs

The Company has capitalized borrowing costs to the qualifying assets for which the commencement date for capitalization is on or after the transition date to K-IFRS.

4)	Investment in subsidiaries and associates

The Company has elected to use the carrying values of previous GAAP as deemed costs for the investment in subsidiaries and associates.

5)	Share-based payment transactions

The Company has not retrospectively applied K-IFRS accounting requirements to cash-settled share-based payment transactions that took place prior to the date of transition to K-IFRS.

6)	Leases

For arrangements existing at the date of transition to K-IFRS, the Company determined whether the arrangements were lease arrangements based on the facts and circumstances at the date of transition.

(b)	The significant adjustments regarding transition to K-IFRS are as follows:

1)	Defined benefit liabilities

Under previous GAAP, the Company recognized the amount of accrued severance benefits assuming all eligible employees and directors with at least one year of service were to terminate their employment as of the date of the statement of financial position. Under K-IFRS, the Company recognized the defined benefit obligations based on actuarial assumptions.

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POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	Derecognition of financial assets

Under previous GAAP, the Company derecognized financial assets such as trade accounts and notes receivable when transferred to certain financial institutions. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the financial assets, the financial assets are not derecognized.

3)	Tax effect

Under previous GAAP, the Company recognized deferred tax assets or deferred tax liabilities as the difference between the book and tax basis of its investments in subsidiaries and others. However, under K-IFRS, the Company recognizes deferred tax assets or deferred tax liabilities based upon how the temporary differences will be realized.

(c)	Effects on financial position, financial performance and cash flows due to the transition to K-IFRS

1)	Reconciliations of the financial position as of January 1, 2010 (the date of transition)

(in millions of Won)	Total Assets		Total Liabilities	Total Shareholders’ Equity
Previous GAAP	(Won)	39,992,765	9,041,474	30,951,291

Adjustments:
Derecognition of financial assets		267,874	268,444	(570)
Revaluation of machinery and equipment (*1)		1,871,636	—	1,871,636
Financial guarantee liabilities		15,210	15,210	—
Defined benefit liabilities		—	31,636	(31,636)
Other adjustment		(6,731)	2,950	(9,681)
Deferred tax effect		(286,075)	(162,281)	(123,794)

Toal adjustment		1,861,914	155,959	1,705,955

K-IFRS	(Won)	41,854,679	9,197,433	32,657,246

(*1)	Acquisition costs and accumulated depreciation of machinery and equipment were decreased by (Won)4,017,435 million and (Won)5,889,071 million due to revaluation.

71

POSCO

Notes to Separate Interim Financial Statements, Continued

As of September 30, 2011

(Unaudited)

2)	Reconciliation of financial position as of September 30, 2010 and the financial performance for the nine-month periods ended September 30, 2010:

(in millions of Won)	Total Assets		Total Liabilities	Total Shareholders’ Equity	Profit For The Period	Total Comprehensive Income
Previous GAAP	(Won)	45,809,625	11,834,037	33,975,588	3,677,422	3,696,538

Adjustments:
Derecognition of financial assets		256,840	257,239	(399)	170	170
Revaluation of machinery and equipment		1,661,305	—	1,661,305	(210,331)	(210,331)
Financial guarantee liabilities		11,583	12,008	(425)	(424)	(424)
Defined benefit liabilities		(7,669)	50,085	(57,754)	101,768	(31,004)
Cancellation of equity method application		(259,564)	—	(259,564)	(168,593)	(168,593)
Other adjustment		(5,900)	161	(6,061)	3,619	3,619
Deferred tax effect		(207,644)	(163,972)	(43,672)	15,093	15,093

Toal adjustment		1,448,951	155,521	1,293,430	(258,698)	(391,470)

K-IFRS	(Won)	47,258,576	11,989,558	35,269,018	3,418,724	3,305,068

3)	Reconciliation of financial position as of December 31, 2010 and the financial performance for the year ended December 31, 2010:

(in millions of Won)	Total Assets		Total Liabilities	Total Shareholders’ Equity	Profit For The Period	Total Comprehensive Income
Previous GAAP	(Won)	48,190,245	13,108,055	35,082,190	4,202,791	4,807,073

Adjustments:
Derecognition of financial assets		220,865	221,086	(221)	349	349
Revaluation of machinery and equipment		1,567,064	—	1,567,064	(304,573)	(304,573)
Financial guarantee liabilities		15,835	15,595	240	240	240
Defined benefit liabilities		(4,022)	31,980	(36,002)	126,149	(4,366)
Cancellation of equity method application		(653,545)	—	(653,545)	(300,144)	(604,679)
Other adjustment		(4,460)	(1)	(4,459)	5,221	5,221
Deferred tax effect		(245,755)	(313,984)	68,229	54,328	160,280

Toal adjustment		895,982	(45,324)	941,306	(418,430)	(747,528)

K-IFRS	(Won)	49,086,227	13,062,731	36,023,496	3,784,361	4,059,545

Interest received, interest paid and income taxes paid which were presented using indirect method under the previous GAAP are presented using direct method as separate line items of cash flows from operating activities under K-IFRS. Also, effect of exchange rate fluctuations on cash held which were presented as cash flows from operating activities under the previous GAAP are presented as a separate line item from cash flows from operating, investing and financing activities.

72